Exhibit 99.1

Annual Meeting March 31, 2020 | Bank of Montreal Notice of Annual Meeting of Shareholders and Management Proxy Circular Your vote matters. Please take a moment to vote. Your participation as a Shareholder is important to us. This document tells you who can vote, what you will be voting on and how to vote.

Your Vote Matters

Choose to vote in one of three ways:

•	Vote online by visiting www.investorvote.com (registered shareholders, including BMO employees) or www.proxyvote.com (non-registered shareholders)
•	Vote by returning the enclosed form of proxy or voting instruction form by mail or fax
•	Vote in person at the annual meeting of Shareholders

Detailed voting instructions for non-registered and registered shareholders can be found starting on page 8 of this Management Proxy Circular.

Location of Annual Meeting Of Shareholders

BMO IFL 3550 Pharmacy Ave. Toronto, Ontario PARKING Located on the West side of the building.

DIRECTIONS

From West:

•	401 Eastbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From East:

•	401 Westbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From North:

•	404 South to Steeles and Woodbine exit (Exit 22)
•	Turn left on to Steeles Avenue
•	At the 4th set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From South:

•	Don Valley Parkway (DVP) North which becomes 404 North
•	Take Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

1	Bank of Montreal Management Proxy Circular

Letter to Shareholders

Dear Fellow Shareholder,

The Annual Meeting of Shareholders this year is scheduled to be held on March 31. This is the most important opportunity of the year for you to participate in the governance of your company, and we hope you will join us. As always, the annual meeting allows you to hear directly from management and your elected representatives on the Board of Directors about how the Bank performed over the previous fiscal year and where it is heading in the year ahead, and to cast your vote on the business matters brought before the meeting.

The business to be conducted is set out in the pages of this Notice of Meeting and Management Proxy Circular.

This document should be read in conjunction with our 2019 Annual Report, which lays out the Bank’s financial performance for the fiscal year ended October 31, 2019, as well as our 2019 Sustainability Report and Public Accountability Statement.

In 2019, BMO continued to show clear progress against our strategy. We delivered good revenue and income growth, reflecting the strength and quality of our diversified businesses. We finished the year with strong performance and are well positioned to accelerate through the coming year.

Adjusted net income was $6.2 billion, an increase of 4% over the previous year; return on equity was 13.7%. Adjusted earnings per share grew by 5% to $9.43. And we increased the declared dividend by 7%, extending BMO’s unbroken dividend record since 1829.

Our progress in putting our strategy into action reflects the conviction behind it. In 2019, we came together as an organization to talk about the core beliefs that have driven our bank’s success from the beginning. Many voices helped unlock a simple, powerful statement of purpose: Boldly Grow the Good in business and life.

Everything we do at BMO is grounded in our Purpose. It attaches intention to our priorities and gives direction to our growth. It informs all of our efforts to accelerate positive change – for our customers, our employees and the communities where we do business. And it amplifies the unique strengths we bring to creating shared value with our stakeholders.

Please take the time to review the valuable information included in this Proxy Circular, where you will also find an explanation of the voting instructions. Whether you plan to attend the Annual Meeting in person or virtually, we invite you to register your vote on the various business matters in advance of the meeting. In casting your votes, we encourage you to consider the benefits of online voting, which is both secure and instantaneous. If you prefer, you may still register your position on proxy matters through the mail. Whichever method you choose, your participation matters to your Board of Directors and the management team. Please make your vote count.

As was discussed in the Annual Report this is a year of transition for your Board of Directors, as three longstanding directors retire. George Cope, one of Canada’s most accomplished and respected business leaders, will be the next Board Chair. He knows the Bank well, having served as a director for over 13 years, and he enjoys the unanimous support of the board. In addition, Philip S. Orsino and Don M. Wilson III will retire They each have served the Bank with great dedication and distinction and we thank them for their valuable contribution.

Again this year, we are holding our Annual Meeting at the BMO Institute for Learning. The Institute is the centrepiece of our commitment to continuing education, advanced leadership development and enabling innovation. We are constantly evolving to make our customers’ banking experiences more personal and intuitive. The IFL was built with that in mind – and we are proud to showcase it.

If you are unable to attend the Annual Meeting in person, you can attend virtually at www.bmo.com/home/about/banking/investor-relations/annual-general-meeting. Either way, we hope you will participate. Our fellow directors and the management team look forward to welcoming you on March 31.

J. Robert S. Prichard	Darryl White
Chair of the Board	Chief Executive Officer

February 6, 2020

You may obtain a copy of this Management Proxy Circular by downloading it from

www.bmo.com/corporategovernance or by calling the Corporate Secretary’s Department at (416) 867-6785.

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3	Bank of Montreal Management Proxy Circular

Notice of Annual Meeting of

Shareholders of Bank of Montreal

When:	Tuesday, March 31, 2020 at 9:30 a.m. (local time)
Where:	BMO Financial Group Institute for Learning
3550 Pharmacy Avenue, Toronto, Ontario

The meeting will be held for the following purposes:

1.	receive the consolidated financial statements of Bank of Montreal (the “Bank”) for the financial year ended October 31, 2019; and the Shareholders’ auditors’ report on those statements;
2.	elect the Board of Directors for 2020;
3.	appoint the Shareholders’ auditors for 2020;
4.	consider and, if deemed fit, approve an advisory resolution on the Bank’s approach to executive compensation (see the management proxy circular for the resolution);
5.	to consider, and if deemed appropriate, approve amendments to the Bank of Montreal Amended and Restated Stock Option Plan;
6.	consider the Shareholder proposals set out starting on page 52 of the management proxy circular; and
7.	transact any other business properly brought before the meeting.

Our website will carry live coverage of the meeting, as well as a recording after the meeting. Online, you can also find our 2019 Annual Report, our Sustainability Report & Public Accountability Statement, our quarterly results, presentations to the investment community, and other useful information about us.

Holders of common shares (“Shares”) as at February 3, 2020, will be entitled to vote at the meeting. The number of eligible votes* that may be cast at the meeting is 639,627,837, such number being the total number of Shares of the Bank outstanding at market close on February 3, 2020.

Whether or not you plan to attend the meeting in person, please complete the enclosed form of proxy or voting instruction form and return it in the postage prepaid envelope provided, or follow the instructions on the form in order to vote your Shares. For your vote to be recorded, your proxy vote must be received by our transfer agent, Computershare Trust Company of Canada, no later than 5:00 p.m. (Eastern Daylight Time) on March 30, 2020. To vote in person at the meeting, please see the section “Voting Information” on page 8 of the management proxy circular.

By order of the Board of Directors,

Barbara M. Muir

SVP, Chief Legal Officer – Corporate & Corporate Secretary

February 6, 2020

*	The actual number of eligible votes may be fewer due to voting restrictions set forth in the Bank Act (Canada) as described on page 11 under “Who Cannot Vote”.

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Management Proxy Circular

Annual Meeting of Shareholders

The annual meeting of holders of Shares (“Shareholders”) of the Bank on March 31, 2020 is our opportunity to discuss the Bank’s performance and our plans for the future. It is also your opportunity to vote on important matters. We encourage you to vote.

Management Proxy Circular

This Management Proxy Circular provides Shareholders with important information to make voting decisions. References to “BMO”, the “Bank”, “we”, “our” or “us” mean Bank of Montreal and, where applicable, our subsidiaries. References to “Shareholders” mean common shareholders of the Bank and references to “Shares” mean common shares of the Bank. References to the “Board” mean Bank of Montreal’s Board of Directors.

Date of Circular

This circular is dated February 6, 2020, and all information, unless indicated otherwise, is as at that date.

Business of the Meeting

The meeting will cover the following five items of business:

1.	BMO’s Financial Statements

You can find BMO’s consolidated financial statements for the year ended October 31, 2019 in our 2019 Annual Report.

2.	Electing the Board of Directors

Information about the director nominees starts on page 12. All nominees were elected as directors at the Bank’s 2019 annual meeting of Shareholders. The directors you elect at this year’s meeting will hold office from the close of the meeting until the next annual meeting or until their successors are elected or appointed.

The Board recommends that you vote FOR the election as director each nominee whose name is set out under the heading “Nominees for Election to Board of Directors”.

If Robert Prichard or Darryl White is your proxyholder and you have not given instructions on how to vote, he will vote for all of the nominees listed in this circular. If, for any reason, at the time of the meeting any of the nominees are unable to serve, and unless you have specified otherwise, Robert Prichard or Darryl White may, at their discretion, vote for any number of substitute nominees.

Majority vote for directors

The Bank has a majority voting policy for the election of directors. If a director standing for election or re-election in an uncontested election receives more withhold votes than for votes, he or she must promptly offer to resign. In such case, the Governance and Nominating Committee will recommend to the Board whether to accept or reject the resignation, and the Board shall accept the resignation absent exceptional circumstances. The nominee will not participate in the decision to accept or reject the resignation.

3.	Appointing Auditors

The directors propose to appoint KPMG LLP as the Shareholders’ auditors for the 2020 fiscal year. KPMG LLP has been one of the Bank’s auditing firms since 1990, and became the Bank’s sole auditing firm on November 1, 2003.

The Board recommends that you vote FOR the appointment of KPMG LLP as auditor.

If Robert Prichard or Darryl White is your proxyholder and you have not given instructions on how to vote, he will vote for the appointment of KPMG LLP as the Shareholders’ auditors.

5	Bank of Montreal Management Proxy Circular

Independence of auditors

We have a strict policy limiting other services that the Shareholders’ auditors can provide to the Bank. Moreover, the Audit and Conduct Review Committee or its delegate pre-approves all services from the Shareholders’ auditors in accordance with the Bank’s Auditor Independence Standard, either on a case-by-case basis or in annual budgets for specific services. This helps protect the audit function from conflicts of interest and helps ensure the independence of the Shareholders’ auditors. A rigorous process is applied under this standard to ensure that all the services provided by the Shareholders’ auditors comply with the standard and professional standards and securities regulations.

Shareholders’ auditors’ fees

Aggregate fees paid to the Shareholders’ auditors during the fiscal years ended October 31, 2019 and 2018 were as follows:

Fees ($ millions) (1)	2019	2018
Audit fees	$19.6	$18.2
Audit-related fees (2)	2.8	2.2
Tax fees	—	—
All other fees (3)	1.9	2.1
Total	$24.3	$22.5

(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.
(2)	Audit-related fees for 2019 and 2018 relate to fees paid for accounting advice, specified procedures on our Management Proxy Circular and other specified procedures.
(3)

All other fees for 2019 and 2018 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. They also include costs of translation services.

4.	Voting on our Approach to Executive Compensation

The governing objective of our executive compensation program is to align executive interests with the interests of stakeholders, including Shareholders. This objective is reflected in our philosophy of pay for performance based on competitive market practice, without encouraging excessive or inappropriate risk-taking. You can find details of our executive compensation program starting on page 68.

The Bank believes that our approach to executive compensation is aligned with the Bank’s best interests as executives and stakeholders share common goals: success of the Bank, including improved Shareholder value. Independent studies commissioned by the Bank’s Human Resources Committee support our approach.

We are asking you to vote on the way we compensate our executives. This vote is advisory and non-binding. However, it will influence how the Human Resources Committee looks at compensation in the future. At the 2019 Annual Meeting of Shareholders, this resolution was approved with 94.08% of Shares voted in favour.

The Board recommends that you vote FOR the approach to executive compensation.

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2020 Annual Meeting of Shareholders of the Bank.”

If Robert Prichard or Darryl White is your proxyholder and you have not given instructions on how to vote, he will vote for this resolution.

You can contact the Corporate Secretary’s Department with comments and questions on our executive compensation program or you can communicate directly with the Board of Directors. Applicable contact information is on page 48.

Bank of Montreal Management Proxy Circular	6

5.	Voting on Amending the Bank of Montreal Amended and Restated Stock Option Plan

The purpose of the Bank of Montreal Amended and Restated Stock Option Plan (the “Plan”) is to align incentives for executives with the creation of shareholder value for the long term. The Bank established the Plan in 1994 upon shareholder and regulatory approval. Details of the current Plan are included in the Compensation Discussion and Analysis on page 71 (Long-Term Incentive Plan) and starting on page 104.

Shareholders are asked to consider a resolution to increase the maximum number of Common Shares of the Bank that may be issued pursuant to the exercise of options under the Plan by 12,000,000 Common Shares (the “Limit Increase”). The Limit Increase has been approved by the Toronto Stock Exchange conditional upon, among other things, shareholder approval.

The Bank adheres to prudent governance standards regarding the use of options as an element of compensation. The total number of Common Shares reserved for the Plan, minus those options that have been exercised, is limited to 7.5% or less of the total number of issued and outstanding Common Shares of the Bank. This reduces the future dilutive effects of stock options on share value.

The Limit Increase proposed is expected to provide a sustainable inventory for between 6 to 8 years. The last limit increase proposed by the Bank was in 2009, and while it was expected to provide 6 years of additional inventory, the Bank evolved its stock option granting practices to maintain the inventory for 11 years. The enhanced practices include:

•	the vesting schedules of options was lengthened, from 25% per year for the first four years post-grant to 50% vesting in third and fourth years post-grant;
•	eligibility for stock option awards to executives was limited to those at the senior vice-president level and above;
•	stock options were limited to no more than 10% of total variable pay for senior vice-presidents and executive vice-presidents, and 20% for senior executives and the CEO; and
•	forfeiture and clawback provisions were expanded.

In 2019, 87 executives received stock option grants. This practice does not result in significant concentration for any single officer.

Shareholders previously authorized the issuance of 72,200,000 Common Shares under the Plan. The last limit increase was approved by 84.1% of shareholders on March 3, 2009. Through the judicious use of stock options, the Bank has not required a further limit increase for over 11 years. As of December 31, 2019, taking into account options that have been forfeited, cancelled or expired, a net total of 70,648,270 options have been granted to participants in the Plan. Since the Plan was adopted, option exercises have resulted in the issuance of 63,928,315 Common Shares. As of December 31, 2019, 1,515,730 stock options remain available for grant, which is insufficient for future anticipated grants.

The Bank’s overhang, dilution and burn rate measures for the most recent fiscal year for the Plan are set out below and are within best practice guidelines:

Measure (1)

Overhang • number of options available to be issued plus options outstanding but not exercised / total number of common shares outstanding at the end of the fiscal year	1.34%
Dilution • number of options issued but not exercised / total number of common shares outstanding at the end of the fiscal year	0.95%
Burn rate (2) • total number of options issued in a fiscal year / weighted average number of common shares outstanding at the end of the fiscal year	0.15%

(1)	All figures are calculated as a percentage of Common Shares outstanding (including treasury shares) on October 31, 2019.
(2)

The burn rate is expressed as a percentage calculated by dividing the number of options granted during the fiscal year (976,087) by the weighted average number of common shares outstanding at the end of the fiscal year (638,881,000).

For more information, see page 105 of this Circular.

7	Bank of Montreal Management Proxy Circular

If the proposed Limit Increase is approved, the total number of Common Shares reserved for the Plan, minus options that have been exercised, will represent approximately 3.17% of the total number of issued and outstanding Common Shares of the Bank. The following chart shows the number of Common Shares available for issuance under the Stock Option Plan before and after the proposed Limit Increase.

On December 16, 2019, the Board approved an increase in the number of Common Shares available for issue under the Plan, subject to obtaining shareholder and TSX approval. On January 16, 2020, the TSX conditionally approved the increase subject to shareholder approval.

The Board recommends that you vote FOR the amendments to the Bank of Montreal Amended and Restated Stock Option Plan.

“THAT the Bank of Montreal Amended and Restated Stock Option Plan (the “Plan”) be amended to provide that the number of Common Shares of Bank of Montreal issuable pursuant to the exercise of options under the Plan be increased by an additional 12,000,000 Common Shares, such that the reserve will be 84,200,000.”

To be effective, the resolution must be passed by a majority of the votes cast thereon in person or by proxy by the shareholders at the meeting. The persons designated in the enclosed form of proxy, unless otherwise instructed, intend to vote for the foregoing resolution.

6.	Shareholder Proposals

The Mouvement d’éducation et de défense des actionnaires (“MÉDAC”) has submitted two shareholder proposals and Harrington Investments Inc. has submitted one shareholder proposal to the Bank to be included in this management proxy circular. These Shareholder proposals submitted for your vote, along with the Bank’s responses to them, are set out starting at page 52. You may vote for, against, or abstain from voting on each of them.

The Board recommends shareholders vote AGAINST each of these shareholder proposals.

If Robert Prichard or Darryl White is your proxyholder and you have not given instructions on how to vote, he will vote against each of these proposals.

Voting Information

Items of Business

At the meeting, you will vote on:

•	Election of directors
•	Appointment of the Shareholders’ auditors
•	Approval of approach to executive compensation
•	Amending the Bank of Montreal Amended and Restated Stock Option Plan
•	Shareholder Proposals

Bank of Montreal Management Proxy Circular	8

Each item of business, other than the election of directors, needs approval by a majority (more than 50%) of the votes cast in order to be approved.

Who Can Vote

You have the right to vote – one vote per Share – if you owned Shares on February 3, 2020, unless you are described below under “Who Cannot Vote”. On that date, we had 639,627,837 Common Shares outstanding.

Voting Instructions for Non-Registered Shareholders

You are a non-registered Shareholder if the Shares you own are registered for you in the name of an intermediary, such as a bank, investment dealer, securities broker or trust company. Most Shareholders are non-registered Shareholders. If you are a non-registered Shareholder, your intermediary will send you a voting instruction form with this circular. We may not have records of your shareholdings as a non-registered Shareholder, so you must follow the instructions from your intermediary to vote.

If you wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment on the voting instruction form, and return it as instructed by your intermediary. Do not complete the voting section of the voting instruction form, since you will vote in person at the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada. If no space is provided for you to insert your name on the form, please contact your intermediary for instructions.

If you do not intend to attend the meeting and vote in person, you can either mark your voting instructions on the voting instruction form or choose another person – called a proxyholder – to attend the meeting and vote your Shares for you. In either case, you will need to complete and return your voting instruction form as instructed by your intermediary.

Voting Instructions for Registered Shareholders

You are a registered Shareholder if the Shares you own are registered directly in your name. If that is the case, your name appears on your Share certificate or a statement from a direct registration system confirming your shareholdings.

If you wish to vote in person at the meeting, do not complete or return the enclosed proxy form but bring it with you to the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare.

If you do not intend to attend the meeting and vote in person, you can either mark your voting instructions in the voting section of the proxy form or choose another person – called a proxyholder – to attend the meeting and vote your Shares for you. In either case, you will need to complete and return the enclosed proxy form to Computershare.

Voting by Proxy

Choosing Your Proxyholder

The enclosed proxy form or voting instruction form names Robert Prichard or Darryl White, each a director of the Bank, as your proxyholder. If you wish to appoint a different proxyholder, write that person’s or company’s name in the blank space on the form or, if voting online, in accordance with the online voting instructions. Your proxyholder does not have to be a Shareholder of the Bank. Make sure your chosen proxyholder will attend the meeting and vote for you. If you do not appoint a different proxyholder in your returned proxy form or voting instruction form, then Robert Prichard or Darryl White will vote for you.

How Your Proxyholder Will Vote

For the election of directors and the appointment of the Shareholders’ auditors, you may either vote for or withhold. For the advisory vote on the Bank’s approach to Executive Compensation, you may vote for or against. For the approval of the amendment of the Bank of Montreal Amended and Restated Stock Option Plan, you may vote for or against. For the shareholder proposals, you may

9	Bank of Montreal Management Proxy Circular

vote for, against or abstain. If you have given voting instructions in your proxy form or voting instruction form, your proxyholder must vote according to those instructions. If you have not given voting instructions in your proxy form or voting instruction form, your proxyholder will decide how to vote. Your proxyholder will also decide how to vote on any amendment or variation to any of the matters in the notice of the meeting or any new matters that are properly brought before the meeting.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder and do not give specific voting instructions, Robert Prichard or Darryl White will vote for you as follows:

•	for the election of the nominee directors to the Board
•	for the appointment of the Shareholders’ auditors
•	for the advisory resolution approving the Bank’s approach to executive compensation
•	for the amendment to the Bank of Montreal Amended and Restated Stock Option Plan
•	against the Shareholder proposals

Returning the Proxy Form

If you are a registered Shareholder, the enclosed proxy form tells you how to submit your voting instructions. Our transfer agent, Computershare, must receive your proxy by no later than 5:00 p.m. (Eastern Daylight Time) on March 30, 2020 (or the last business day before any adjournment, if the meeting is adjourned). You may return your proxy form in one of the following ways:

•	by mail, in the envelope provided
•	by fax, to 1-866-249-7775 (if faxing within Canada and the United States) or 416-263-9524 (other countries)
•	online by going to www.investorvote.com and following the instructions on the screen

Returning the Voting Instruction Form

If you are a non-registered Shareholder, return your voting instructions using one of the methods noted on the voting instruction form provided by your intermediary. Remember that your intermediary must receive your voting instructions in sufficient time for your intermediary to act on them. For your votes to count, they must be received by Computershare by no later than 5:00 p.m. (Eastern Daylight Time) on March 30, 2020 (or the last business day before any adjournment, if the meeting is adjourned).

Changing Your Voting Instructions

If you are a registered Shareholder and you change your mind about how you have voted before the meeting, you must deliver a signed written notice changing your instructions to one of the following people:

•

the Corporate Secretary of the Bank not later than 5:00 p.m. (Eastern Daylight Time) on the last business day before the meeting (or any adjournment, if the meeting is adjourned) at the address, fax number or email provided on page 48 of this circular

•	the Chair of the Board before the meeting starts or any adjourned meeting reconvenes.

You may also change your instructions by voting in person at the meeting after registering with our transfer agent, Computershare, at the meeting.

If you are a non-registered Shareholder and have returned your voting instructions to your intermediary and change your mind about your vote, or decide to attend the meeting and vote in person, contact your intermediary to find out what to do.

Voting Instructions for Employee Shareholders

If you hold Shares through the Bank of Montreal Employee Share Ownership Plan or Employee Share Purchase Plan, you may vote your Shares in one of the following ways:

•	online by visiting www.investorvote.com and following the online instructions
•	by following the Voting Instructions for Non-Registered Shareholders above

We Encourage You to Vote

We encourage you to vote. This circular is being sent to you for the purpose of soliciting proxies by the Bank’s management for use at the meeting. Costs of the solicitation, including the costs of distributing materials to all beneficial owners, are paid by the Bank. We may also contact you by

Bank of Montreal Management Proxy Circular	10

letter, email or phone call to ask you to vote, using our outside agency, Gryphon Advisors Inc. We expect to pay approximately $40,000 for their services, plus charges for any telephone calls. They can be reached toll-free at 1-833-266-0365 or by email at inquiries@gryphonadvisors.ca.

Who Cannot Vote

Shares beneficially owned by the following entities and persons cannot be voted (unless in circumstances approved by the Minister of Finance):

•	the Government of Canada or any of its agencies
•	the government of a province or any of its agencies
•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies
•	any person who has acquired more than 10% of any class of Shares of the Bank.

Also, if a person, or an entity controlled by a person, beneficially owns Shares that are, in the aggregate, more than 20% of the eligible votes that may be cast, that person or entity may not cast any vote on the Shares (unless permitted by the Minister of Finance).

To the knowledge of the Bank’s directors and officers, as at February 3, 2020, no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the Bank’s outstanding Shares.

Confidentiality

To keep voting confidential, Computershare counts all proxies. Computershare only discusses proxies with the Bank when legally necessary, when a Shareholder clearly intends to communicate with management, or when there is a proxy contest.

Contacting the Bank’s Transfer Agent

For general Shareholder inquiries, contact our transfer agent:

by mail at:

Computershare Trust Company of Canada

100 University Avenue

8th Floor, North Tower

Toronto, Ontario

M5J 2Y1

by telephone:

within Canada and the United States at 1-800-340-5021

from all other countries at 514-982-7555

by email at:

service@computershare.com

by fax:

within Canada and the United States at 1-888-453-0330

from all other countries at 416-263-9394

Shareholder Questions at the Meeting

You can ask questions about the Bank and its business in any of the following ways:

1.	In person at the meeting
2.	In writing when you register for the meeting with Computershare
3.	During the webcast at www.bmo.com/home/about/banking/investor-relations/annual- general-meeting
4.	Prior to the meeting, by email to the Corporate Secretary at corp.secretary@bmo.com
5.	Prior to the meeting, by mail to the Corporate Secretary at the address provided on page 48

Shareholder Proposals Next Year

Proposals for the next annual meeting of Shareholders must be submitted by November 9, 2020. The Board has adopted a Proxy Access Policy, which provides an additional way for shareholders to submit director nominations. This Policy can be found at https://www.bmo.com/home/about/banking/corporate-governance/select-documents

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Directors

The Board is responsible for supervising the management of the business and affairs of the Bank. As Shareholders, you elect the members of the Board. This section provides information about the director nominees for election to the Board, their continuing education and skills, their compensation and their attendance at meetings.

Nominees for Election to Board of Directors

The effective management of an organization of the Bank’s size and scope requires dedication, diversity and experience. Pie charts (a) and (b) below provide summary information about the geographical mix and tenure of the non-employee director nominees. Pie chart (c) shows the attendance of non-employee director nominees serving on the Board at the end of fiscal 2019. The director nominee profiles on pages 13 to 18 provide detailed information about each nominee for election to the Board, including their expertise, committee memberships, meeting attendance, public board memberships and voting results for last year’s director elections. The profiles also disclose information on the securities held by the nominees as at February 6, 2020, as well as the value of their total compensation earned in fiscal 2019.

Gender Diversity 45% of our independent director nominees are women.

Experience

100%

of our independent director nominees have experience in accounting and finance, human resources, investment banking/mergers & acquisitions, risk management and strategic planning and have other board experience.

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Janice M. Babiak CPA (US), CA (UK), CISM, CISA Age: 62 Nashville, Tennessee United States Director Since: 2012 Independent (1) 2019 Votes for: 98.53%

Jan Babiak, a Corporate Director, is a former Managing Partner at Ernst & Young LLP (EY), an accounting firm. From 1982 until the end of 2009, and based in the United Kingdom from 1990 onwards, she held a number of roles including global assurance and advisory P&L leadership roles in Technology Security and Risk Services and Regulatory and Public Policy; and she founded and led their global Climate Change and Sustainability Services practice. She also served on EY’s management board for Northern Europe, Middle East, India and Africa. Her current listed company portfolio includes serving on the board of Walgreens Boots Alliance, Inc. where she chairs the Audit Committee and serves on the Finance Committee. She joined the board of Euromoney Institutional Investor PLC beginning December 1, 2017 and serves on its Nominations Committee, Remuneration Committee and as its Senior Independent Director. She recently completed her final term having served nine years as a Council member for the Institute of Chartered Accountants in England and Wales but continues to serve on select working groups. She received a B.B.A. in Accounting from the University of Oklahoma and an M.B.A from Baldwin Wallace University and holds international information systems security and control, as well as US and UK accounting qualifications.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	21 of 21 (100%)
	Audit and Conduct Review	6 of 6 (100%)
	Governance & Nominating Committee	5 of 5 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Walgreens Boots Alliance, Inc.	April 2012 – Present	Audit (Chair)
Finance
	Euromoney Institutional Investor PLC	December 2017 – Present	Nominations
Remuneration Committee
	Experian plc	April 2014 – January 2016

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2020	500	22,632	23,132	$ 2,370,336	$600,000	$ 1,770,336	11
2019	500	18,757	19,257	$ 1,870,625	$600,000	$ 1,270,625	8.7
Net Change	—	3,875	3,875	$ 499,711		$ 499,711	2.3

VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2019
$300,000 ($300,000 in DSUs)

Sophie Brochu, C.M. Age: 56 Bromont, Quebec Canada Director Since: 2011 Independent (1) 2019 Votes for: 99.48%

Sophie Brochu, a Corporate Director, has been active in the energy industry for more than 30 years. A graduate in economics from Université Laval, she began her career in 1987 at SOQUIP, a Quebec Crown Corporation. In 1997 she joined Énergir, as Vice President, Business Development. In 2007, after holding various positions in the company, she became President and Chief Executive Officer, a position she held until December 2019. Ms. Brochu serves on the Board of Directors of BCE/Bell and CGI Inc. Involved with Centraide of Greater Montréal, Ms. Brochu is Chair of Fondation Forces Avenir, which promotes students’ involvement in their communities. She is founder of “ruelle de l’avenir”, a project aimed at encouraging students in the Centre-Sud and Hochelaga neighbourhoods of Montréal to remain in school. Ms. Brochu is a member of the Order of Canada.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	16 of 16 (100%)
	Audit and Conduct Review	6 of 6 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Bell Canada	2010 – Present	Corporate Governance
Management Resources and Compensation
	BCE Inc.	2010 – Present	Corporate Governance
Management Resources and Compensation
	CGI Inc.	2019 – Present	Corporate Governance

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2020	500	25,984	26,484	$ 2,713,815	$ 600,000	$ 2,113,815	12.6
2019	500	22,815	23,315	$ 2,264,819	$ 600,000	$ 1,664,819	10.5
Net Change	—	3,169	3,169	$ 448,996		$ 448,996	2.1

VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2019
$215,000 ($215,000 in DSUs)

13	Bank of Montreal Management Proxy Circular

Craig W. Broderick Age: 60 Greenwich, Connecticut United States Director Since: 2018 Independent (1) 2019 Votes for: 99.62%

Craig Broderick is a Corporate Director. He is a Senior Director at Goldman, Sachs & Co., an investment banking firm, from which he retired as an active employee in January 2018. He was, until then, the firm’s Chief Risk Officer, a member of its Management Committee, and Chair or co-chair of key risk committees. He spent 32 years with Goldman Sachs, primarily in the risk field. He holds a BA from the College of William and Mary. He is active with his alma mater, including serving nine years as a Trustee, and was chair of its Investment Committee.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	18 of 18 (100%)
	Risk Review	8 of 8 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST		CURRENT BOARD COMMITTEE
	None		N/A

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2020	5,000	2,881	7,881	$ 807,566	$ 600,000	$207,566	3.8
2019	5,000	443	5,443	$ 528,733	$ 600,000	($ 71,267)	2.5
Net Change	—	2,438	2,438	$ 278,833		$278,833	1.3
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2019
$ 235,000 ($235,000 in DSUs)

George A. Cope, C.M. Age: 58 Toronto, Ontario Canada Director Since: 2006 Independent (1) 2019 Votes for: 97.83%

George Cope, a Corporate Director, has served in public-company chief executive officer roles in the Canadian communications industry for more than 25 years, earning a reputation as an innovative operational and financial strategist, builder of next-generation broadband networks and leader of high-performance teams. Mr. Cope served as President and Chief Executive Officer of BCE Inc. and Bell Canada, the country’s largest communications company, from 2008-2020. Mr. Cope retired from Bell on January 5, 2020. Mr. Cope was appointed to the Order of Canada in 2014, inducted into the Canadian Business Hall of Fame in 2018 and recognized as: Report on Business CEO of the Year, Corporate Citizen Award (2019), one of Harvard Business Review’s top 100 Best-Performing CEOs in the World (2019); Canada’s Outstanding CEO of the Year (2015); Ivey Business Leader of the Year (2013); Marketer of the Year (1997); and one of Canada’s first Top 40 Under 40 (1996). A graduate of the Ivey School of Business at Western University (HBA ’84) and a member of the school’s advisory board, Mr. Cope has also been awarded honorary doctorates by Western, the University of Windsor, Trent University and Queen’s University. He served as Chair of United Way Toronto in 2013, and received the Queen’s Diamond Jubilee Medal for Bell Let’s Talk in 2012 and the Richard Ivey School Distinguished Service Award in 2009. Mr. Cope also serves on the Boards of Maple Leaf Sports & Entertainment, Brain Canada and CGI Inc.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	20 of 21 (95%)
	Governance and Nominating	4 of 5 (80%)
	Human Resources	7 of 7 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	CGI Inc.	Jan 2020 – Present	Corporate Governance, Human Resources
	Bell Canada	2008 – 2020	None
	BCE Inc.	2008 – 2020	None

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2020	25,660	44,891	70,551	$ 7,229,361	$ 600,000	$ 6,629,361	33.6
2019	25,660	40,814	66,474	$ 6,457,284	$ 600,000	$ 5,857,284	30.0
Net Change	—	4,077	4,077	$ 772,077		$ 772,077	3.6
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2019
$230,000 ($230,000 in DSUs)

Bank of Montreal Management Proxy Circular	14

Christine A. Edwards Age: 67 Chicago, Illinois United States Director Since: 2010 Independent (1) 2019 Votes for: 99.23%

Christine Edwards is a Capital Partner and chairs the Bank Regulatory Practice Group of Winston & Strawn LLP, an International law firm headquartered in the US. Prior to joining Winston & Strawn in 2003, she was Executive Vice-President and Chief Legal Officer at several Fortune 250 Financial Services Companies including Bank One Corporation and Morgan Stanley. In those roles she had responsibility for each company’s law, compliance, regulatory and government relations functions. Ms. Edwards is ranked nationally in the area of Financial Services and Securities Regulation by Chambers USA and America’s Leading Lawyers for Business; is an Illinois Super Lawyer and is listed in The Legal 500. Ms. Edwards is Vice-Chair of the Board of Trustees and serves on the Executive, Audit and Nominating and Governance Committees for Rush University Medical Center, a leading academic medical center in Chicago. In Washington D.C., Ms. Edwards serves on the Leadership Board of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness. Ms. Edwards received a B.A. in English and Education from the University of Maryland and a J.D., with honors, from the University of Maryland School of Law.

	BOARD/COMMITTEE MEMBERSHIP*	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	30 of 30 (100%)
	Governance and Nominating (Chair)	5 of 5 (100%)
	Risk Review	8 of 8 (100%)
	Human Resources	7 of 7 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2020	3,325	35,774	39,099	$ 4,006,475	$ 600,000	$ 3,406,475	18.6
	2019	3,325	30,082	33,407	$ 3,245,156	$ 600,000	$ 2,645,156	15.1
	Net Change	—	5,692	5,692	$ 761,319		$ 761,319	3.55
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2019
	$378,505 ($378,505 in DSUs)
*	Ms. Edwards was not a member of the Audit and Conduct Review Committee, but attended 6 of 6 meetings of such committee.

Dr. Martin S. Eichenbaum Age: 65 Glencoe, Illinois United States Director Since: 2015 Independent (1) 2019 Votes for: 99.55%

Dr. Martin Eichenbaum is the Charles Moskos Professor of Economics at Northwestern University (where he has been a Professor since 1988) and co-director of the Center for International Economics and Development at Northwestern University. He is an International Fellow of the C.D. Howe Institute and a fellow of both the American Academy of Arts and Sciences and the Econometric Society. He is also an Associate of the National Bureau of Economic Research (NBER) and a co-editor of its Macro Annual. He spent four years as the co-editor of the American Economic Review. He has served as a consultant to the Federal Reserve Banks of Atlanta and Chicago and the International Monetary Fund. He received a Bachelor of Commerce from McGill University and a Doctorate in Economics from the University of Minnesota.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	24 of 24 (100%)
	Audit and Conduct Review	6 of 6 (100%)
	Risk Review	8 of 8 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2020	500	12,913	13,413	$ 1,374,430	$ 600,000	$ 774,430	6.4
2019	500	9,924	10,424	$ 1,012,587	$ 600,000	$ 412,587	4.7
Net Change	—	2,989	2,989	$ 361,843		$ 361,843	1.7
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2019
$250,000 ($250,000 in DSUs)

15	Bank of Montreal Management Proxy Circular

Ronald H. Farmer Age: 69 Toronto, Ontario Canada Director Since: 2003 Independent (1) 2019 Votes for: 96.54%

Ron Farmer is Managing Director of Mosaic Capital Partners, a Toronto-based management and holding company with interests in several private companies. Prior to joining Mosaic in 2003, he spent 25 years with McKinsey & Company, serving as the Managing Partner for the Canadian practice from 1991 to 1997. Mr. Farmer is a director of Integran Technologies and PowerMetal Technologies. He also serves on the Dean’s Advisory Council of the Schulich School of Business. He holds a B.A. and an M.B.A. from Western University.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	30 of 30 (100%)
	Governance and Nominating	5 of 5 (100%)
	Human Resources (Chair)	7 of 7 (100%)
	Risk Review Committee	8 of 8 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	Valeant Pharmaceuticals International Inc.	2011 – 2016

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2020	9,000	70,237	79,237	$ 8,119,415	$ 600,000	$ 7,519,415	37.8
2019	9,000	64,499	73,499	$ 7,139,693	$ 600,000	$ 6,539,693	33.2
Net Change	—	5,738	5,738	$ 979,722		$ 979,722	4.6
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2019
$295,000 ($295,000 in DSUs)

David Harquail Age: 63 Toronto, Ontario Canada Director Since: 2018 Independent (1) 2019 Votes for: 99.61%

David Harquail is Chief Executive Officer of Franco-Nevada Corporation, a leading gold mining and energy royalty company. Mr. Harquail is also Chair of the World Gold Council which works to stimulate the demand for gold on behalf of the leading gold producers. He is currently active on the United Way Toronto & York Region Campaign Cabinet and has over 35 years of experience on public and non-profit boards and task force advisories. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, an MBA from McGill University and is a registered Professional Engineer in Ontario. He is also a major benefactor of the Harquail School of Earth Sciences and its Mineral Exploration Research Centre (MERC) at Laurentian University in Sudbury as well as the Harquail Centre for Neuromodulation at Sunnybrook Health Sciences Centre in Toronto.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	16 of 16 (100%)
	Audit and Conduct Review Committee	6 of 6 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	Franco-Nevada Corporation	2007 – Present	None

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2020	18,174	3,480	21,654	$ 2,218,885	$ 600,000	$ 1,618,885	10.3
2019	18,000	1,215	19,215	$ 1,866,545	$ 600,000	$ 1,266,545	8.7
Net Change	174	2,265	2,439	$ 352,340		$ 352,340	1.6
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2019
$215,000 ($215,000 in DSUs)

Bank of Montreal Management Proxy Circular	16

Linda S. Huber Age: 61 New York, New York United States Director Since: 2017 Independent (1) 2019 Votes for: 99.65%

Linda S. Huber is Chief Financial Officer and Treasurer at MSCI Inc., where she manages the Company’s global finance and investor relations functions. Prior to joining MSCI in April 2019, she was Executive Vice President and Chief Financial Officer of Moody’s Corporation until June 2018, where she had executive responsibility for the corporation’s global finance activities, information technology, communications and corporate services functions, as well as The Moody’s Foundation. Before joining Moody’s in 2005, Ms. Huber served in several increasingly senior roles in financial services, having served as Executive Vice President and Chief Financial Officer at U.S. Trust Company, a subsidiary of Charles Schwab & Company, Inc.; Managing Director at Freeman & Co.; Vice President of Corporate Strategy and Development and Vice President and Assistant Treasurer at PepsiCo. Ms. Huber also held the rank of Captain in the U.S. Army and during her four years of military service, she received two Meritorious Service Medals and became airborne qualified. Ms. Huber holds an M.B.A. from the Stanford Graduate School of Business and a B.S. (with high honors) in business and economics from Lehigh University.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	23 of 24 (96%)
	Audit and Conduct Review	6 of 6 (100%)
	Risk Review Committee	7 of 8 (88%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	None		N/A

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2020	1,858	4,760	6,618	$ 678,146	$ 600,000	$ 78,146	3.2
2019	1,718	2,283	4,001	$ 388,657	$ 600,000	$ (211,343)	1.8
Net Change	140	2,477	2,617	$ 289,489		$ 289,489	1.4
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2019
$250,000 ($231,667 in DSUs; $18,333 in Shares)

Eric R. La Flèche Age: 58 Montreal, Quebec Canada Director Since: 2012 Independent (1) 2019 Votes for: 99.61%

Eric La Flèche is President and Chief Executive Officer of Metro Inc., a leading Canadian food and pharmacy retailer and distributor, since April 2008. He joined Metro in 1991 and has held several positions of increasing responsibility, including Executive Vice-President and Chief Operating Officer from 2005 to 2008. Mr. La Flèche holds an M.B.A. from Harvard Business School and a civil law degree cum laude from the University of Ottawa. He is a long-time volunteer with Centraide of Greater Montreal (2015 Campaign Co-Chair) and serves on the advisory board of Tel-Jeunes, the leading kids help phone service in Quebec. In 2015, Mr. La Flèche was recognized as CEO of the Year in Quebec by Les Affaires, a leading business publication.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	17 of 17 (100%)
	Risk Review*	4 of 4 (100%)
	Human Resources Committee**	3 of 3 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Metro Inc.	2008 – Present	None

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2020	7,000	21,864	28,864	$ 2,957,694	$ 600,000	$ 2,357,694	13.8
	2019	7,000	18,861	25,861	$ 2,512,138	$ 600,000	$ 1,912,138	11.7
	Net Change	—	3,003	3,003	$ 445,556		$ 445,556	2.1
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2019
	$215,000 ($215,000 in DSUs)
*	Effective April 2, 2019, Mr. La Flèche ceased to be a member of the Risk Review Committee.
**	Effective April 2, 2019, Mr. La Flèche became a member of the Human Resources Committee.

17	Bank of Montreal Management Proxy Circular

Lorraine Mitchelmore Age: 57 Calgary, Alberta Canada Director Since: 2015 Independent (1) 2019 Votes for: 99.62%

Lorraine Mitchelmore, a Corporate Director, was until September 2018, the President and Chief Executive Officer of Enlighten Innovations Inc. She is also the Former Executive Vice President Heavy Oil for Shell, and Former Shell Canada Limited President and Canada Country Chair. Ms. Mitchelmore has over 30 years’ experience in the international Oil and Gas industry, including areas of risk management, business strategy, operations, and employee health and safety. Prior to joining Shell in 2002, Ms. Mitchelmore worked with PetroCanada, Chevron, and BHP Petroleum. Ms. Mitchelmore holds a BSc in Geophysics from Memorial University of Newfoundland, an MSc in Geophysics from the University of Melbourne, Australia and an MBA from Kingston Business School in London, England. Ms. Mitchelmore currently serves on the Catalyst Canada Board of Advisors, Suncor Energy Inc. Board of Directors and was the recent chair of the Federal Resources of the Future Economic Strategy Table. She is also the Founder and co-chair of Smart Prosperity.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	25 of 25 (100%)
	Risk Review	8 of 8 (100%)
	Human Resources	7 of 7 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Suncor Energy Inc.	2019 - Present

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2020	500	12,913	13,413	$ 1,374,430	$ 600,000	$ 774,430	6.4
2019	500	9,924	10,424	$ 1,012,587	$ 600,000	$ 412,587	4.7
Net Change	—	2,989	2,989	$ 361,843		$ 361,843	1.7
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2019
$250,000 ($250,000 in DSUs)

Darryl White Age: 48 Toronto, Ontario Canada Director Since: 2017 Non-Independent (1) 2019 Votes for: 99.56%

Darryl White is Chief Executive Officer of BMO Financial Group and was appointed in 2017. Mr. White first joined the Bank’s investment and corporate banking team in 1994. He is a director of BMO Financial Corp., the bank’s U.S. holding company. He is a member of the Ottawa-based Business Council of Canada and Washington, D.C.-based The Business Council. He also serves as a member of the Mayor of Beijing’s International Business Leaders Advisory Council. He serves as Vice-Chair of the Catalyst Canada Advisory Board and is a past member of the Advisory Council of Women in Capital Markets. Mr. White has strong ties to United Way Centraide. In 2018, he became Co-Chair of the Inclusive Local Economic Opportunity Roundtable, a partnership between BMO and United Way Greater Toronto that brings together business and community leaders to develop approaches to reduce economic disparity in the region. Mr. White serves as a director of Unity Health Toronto, which includes St. Michael’s Hospital, St. Joseph’s Health Centre and Providence Healthcare. He is also a director of the National Hockey League’s Montreal Canadiens, and Alpine Canada, the governing body for alpine, para-alpine and ski cross racing in Canada. Mr. White is a graduate of Western University’s Ivey Business School, and has completed the Advanced Management Program at the Harvard Business School.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	10 of 10 (100%)
	Audit and Conduct Review*	6 of 6 (100%)
	Governance and Nominating*	5 of 5 (100%)
	Human Resources*	7 of 7 (100%)
	Risk Review*	8 of 8 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	None		N/A

SECURITIES HELD
	Year	Shares (2)	Units (7)	Total of Shares and Units	Total Amount at Risk (4)	Minimum Required (8)	Amount Exceeding Minimum Required (8)
	2020	20,870	187,535	208,405	$ 21,355,260	$ 8,000,000	$ 13,355,260
	2019	20,750	174,309	195,059	$ 18,948,031	$ 8,000,000	$ 10,948,031
	Net Change	120	13,226	13,346	$ 2,407,229		$ 2,407,229
*	During fiscal 2019, Mr. White attended Committee meetings, in full or in part as appropriate, at the request of the Committees but was not a member of any such Committee.

Bank of Montreal Management Proxy Circular	18

(1)

“Independent” refers to the Board’s determination of whether a director is “independent” under the standards adopted by the Board as described under the heading “Director Independence” on page 38. Mr. White is not independent under the standards as he is an executive of the Bank.

(2)

“Shares” refers to the number of Shares beneficially owned, or over which control or direction is exercised, by the nominee as at February 6, 2020 and February 7, 2019, the respective information dates of this, and last year’s management proxy circulars.

(3)

“DSUs” refers to the number of deferred share units held by the nominee under the Deferred Share Unit Plans referenced on page 26 as at February 6, 2020 in respect of 2019 and February 7, 2019 in respect of 2018.

(4)

The “Total Amount at Risk” is determined by multiplying the number of Shares, DSUs and Units held by each nominee as at February 6, 2020 in respect of 2019 and February 7, 2019 in respect of 2018 by the closing price of the Shares on the Toronto Stock Exchange (“TSX”) on each such date ($102.47 and $97.14, respectively).

(5)

“Minimum Required” refers to the minimum value of Shares and/or DSUs the director is required to hold under the Board’s share ownership requirements. Under the fee structure adopted as of fiscal 2012, non-employee directors are required to hold at least eight times the cash portion of their annual retainer fee in Shares or DSUs. This is equivalent to the amount required under the prior fee structure which required Share and/or DSU holdings of at least six times the annual retainer. Newly appointed board members would be expected to build up the minimum share ownership requirement over time, which is accelerated by all remuneration being required to be paid in DSUs or in Shares until the requirement is met. See page 25.

(6)

“Total Amount at Risk as a Multiple of Annual Retainer” is determined by dividing “Total Amount at Risk” by the aggregate of the cash retainer and equity portion of the annual director fee ($215,000 under the fee structure as at February 6, 2020 – see page 25 “Directors’ Compensation and Attendance”).

(7)

“Units” refers to the number of deferred share units under the Bank’s Deferred Share Unit Plan for Executives, and restricted share units and performance share units under the Bank’s Mid-Term Incentive Plan for Executives held by Mr. White as at February 6, 2020. Note that Mr. White was not entitled to receive DSUs under the directors’ Deferred Share Unit Plans referenced on page 25.

(8)

Mr. White’s share ownership requirements as an executive of the Bank are described under “Executives are required to have an equity stake” on page 78. Requirements are determined as a multiple of base salary.

(9)

The market or payout values of vested share-based awards (“DSUs”) not paid out or distributed to the nominee directors as at October 31, 2019 using the closing Share price on the TSX on that date ($97.50) were: Jan M. Babiak ($2,112,825), Sophie Brochu ($2,456,610), Craig W. Broderick ($222,007) George A. Cope ($4,278,007), Christine A. Edwards ($3,330,795), Martin S. Eichenbaum ($1,186,673), Ron H. Farmer ($6,708,878), David Harquail ($284,505), Linda S. Huber ($399,750), Eric R. La Flèche ($2,059,005), and Lorraine Mitchelmore ($1,186,673).

19	Bank of Montreal Management Proxy Circular

Continuing Education and Skills

Continuing Education

All directors are required to continuously advance their knowledge of the Bank’s business, the financial services sectors in which it operates, emerging trends and issues and significant strategic initiatives.

To assist directors in understanding their responsibilities and updating their knowledge of issues affecting our businesses, we provide directors with an ongoing education program. The Bank’s Governance and Nominating Committee is responsible for (i) overseeing the orientation program for new directors and committee members with respect to their Board responsibilities, the role of the board and its committees and the contribution individual directors are expected to make, and (ii) overseeing the programs for providing continuing education for all directors and committee members.

On an ongoing basis, the Bank provides many opportunities for directors to read and hear about specialized and complex topics relevant to the Bank’s operations, and to make site visits. In particular, directors:

•	receive timely access to comprehensive materials and relevant information prior to each Board and committee meeting;
•	receive regular deep dive presentations on relevant topics, including technology and technological innovation; and
•	have full access to our senior management and employees and participate in our Executives Meet Directors Program.

During the 2019 fiscal year, directors participated in educational sessions and roundtable sessions and received educational materials on the topics outlined below. They also received quarterly and ad hoc briefings on regulatory developments.

Quarter	Topic	Audience (Board/ Committee)
Q1 2019	Cyber Security Update	Board
	Debt Machine – Financial Times – January 21 to February 14, 2019 (Series)	Board

AML Regulatory Landscape update on: Canadian AML Regulations and US Regulatory Guidance; the Cannabis Act; the Monetary Authority of Singapore’s guidance for effective Transaction Monitoring controls; the Hong Kong Monetary Authority’s Good Practice paper on the performance of sanctions screening systems; and the People’s Bank of China’s Administrative Guidance on Management of AML/CTF and Sanctions Measures for Financial Institutions

Audit & Conduct Review

Regulatory Review: Conduct and Consumer/Investor Protection Measures to Address Sales Practices and Advisor Standards; Revised OSFI Corporate Governance Guidelines; Regulator Interest in Climate Change Strategy; Implementation of US Regulatory Reform

Audit & Conduct Review
	Economic Outlook – Dodging a Bullet: The United States-Mexico-Canada Trade Agreement removed a dark cloud over Canada. BMO Capital Markets Economic Research	Risk Review
	Bill C-86 Update	Governance and Nominating
	CBCA Amendments – Diversity	Governance and Nominating
	OSFI Revised Corporate Governance Guidelines	Governance and Nominating

Bank of Montreal Management Proxy Circular	20

Quarter	Topic	Audience (Board/ Committee)
Q2 2019	Global Cybersecurity and BMO Financial Crimes Unit Update	Board
	BMO’s Approach to Philanthropy	Board
	Rewriting the Rules in Retail Banking – McKinsey & Company – February 2019	Board
	Workplace of the Future	Board
	AML Regulatory Update: Update on Canadian AML Regulations; Canadian Parliamentary review of Canadian AML regime; New FINTRAC Guidance; OFAC Venezuela Sanctions; Update on the Cannabis Act	Audit & Conduct Review

Regulatory Review: Australia Royal Commission Report on Misconduct; Bill C-86 Introduces Significant Changes for FIs; FCAC to Review the Complaints Processes of Canadian FIs; State-Based Fiduciary Rules Take Shape in the US; NYDFS Guidance on Whistleblowing Programs; HKMA Introduces Conduct and Culture Self-Assessments; FCA and CBI Focus on Culture and Conduct; Canada launches Open Banking Consultations; Hong Kong’s SFC proposes to update Funds Regime; UK PRA statement on Climate Change; Implementation of US Regulatory Reform; California Privacy Legislation

Audit & Conduct Review
	Agriculture Review	Risk Review
	Securitization Primer	Risk Review
	Economic Outlook: The Big Fade. BMO Capital Markets Economic Research	Risk Review
	Mining Industry Review	Risk Review
	Oil and Gas Industry Review	Risk Review
Q3 2019	Economic Outlook with BMO’s Chief Economist	Board
	The Economist – Banking Services: Tech’s raid on the banks – May 2, 2019	Board
	Tour of the Financial Crimes Unit Fusion Centre	Board

AML Regulatory Update: Amendments to the Canadian AML Regulations; Federal Budget impacts on AML/TF; FINTRAC Operational Alert on romance fraud and mass marketing fraud; FATF Mutual Evaluation Report of China; OFAC Enforcement Actions

Audit and Conduct Review

Regulatory Developments: International update on culture and conduct; update on the Canadian government’s commitment to modernization and innovation; Canadian and US regulatory initiatives on digitization, cloud computing, risk modelling and cyber risk; US regulatory reform on stress testing, recovery and resolution planning, the Volcker Rule and too-big-to-fail reforms.

Audit and Conduct Review
	US Credit Losses Standard: A Tool for Audit Committees	Audit and Conduct Review
	Economic Outlook: Certain Marvel. BMO Capital Markets Economic Research	Risk Review
	Goldman Sachs Corporate Director Symposium	RRC Member
	Institute of Corporate Directors National Conference	Board Chair, HRC Chair, ACRC Member
	Corporate Governance Weekly Conference	GNC Chair and ACRC Chair

21	Bank of Montreal Management Proxy Circular

Quarter	Topic	Audience (Board/ Committee)
Q3 2019 (cont.)	Women’s Corporate Directors’ Global Institute Board Education Summit – Harnessing the Transformative Power of Technology	ACRC Chair GNC Chair
	KPMG 2019 Board Leadership Conference	ACRC Chair
	BMO Capital Markets Conference Call on the Brexit Vote	GNC Chair HRC Chair
Q4 2019	Climate Change Briefing	Audit and Conduct Review

Canadian AML Regulatory Amendments; FINTRAC Administrative Monetary Penalties Approach and Guidance; AML Assessments; European Union 5th Money Laundering Directive; Brexit; China new Institutional Risk Assessment requirements; Office of Foreign Assets Control jurisdictional sanctions

Audit and Conduct Review

Regulatory Focus: on Seniors and Vulnerable Customers; Investor Protection; the Financial Stability Board’s Cyber Toolkit; the Senate Committee’s Report on Open Banking; the Canadian Government’s new Digital Charter; and the international regulatory increased focus on climate change risk and disclosures

Audit and Conduct Review
	Commercial Real Estate Industry Review	Risk Review
	Central Counterparties	Risk Review
	National Association of Corporate Directors Chicago Chapter, Getting the Board Ready for the Future of Cyber.	GNC Chair

In 2013, the Governance and Nominating Committee oversaw the implementation of an online director education program (the Board Learning App), developed in conjunction with the Bank’s Institute for Learning, consisting of didactic and self-directed learning via electronic medium. Launched in April 2013, this learning application responds to the need for continuous financial industry and risk learning in support of the complex and evolving role of the Board of Directors at the Bank. In 2018 the Board Learning App was redesigned to align with the expectations of modern learners and to provide the Board of Directors a greater variety of learning resources, on a broader range of topics and more frequently. The content framework for the learning application consists of 6 core topic pillars: (1) financial; (2) customer/client; (3) risk; (4) regulatory; (5) change; and (6) people.

Bank of Montreal Management Proxy Circular	22

As part of the redesigned platform, directors are provided with internal and external educational materials related to each of the six content areas. The content is curated by subject-matter-experts (SMEs) from across the Bank. SMEs and content providers also play a role in setting the context for the way material is presented. The learning application is updated periodically with new resources, building on additional topics as they relate to the six core areas and the Bank’s strategic priorities. Over the last year, directors were provided with the following educational materials through the Board Learning App:

Internal or External Material	Topics	Audience
Internal

Enterprise AML Office

•  The Washing Machine (monthly newsletters)

Environmental, Social and Governance

•  Corporate & Environmental Sustainability: Building Brand & Community Good

Technology

•  Accelerating BMO’s Digital Progress

•  Advancing our Digital Future

Human Resources

•  Building the Bank of the Future Through our Talent

Line of Business Deep Dives

•  Securitization Primer

All Board members
External

Industry Research

•  Synergy and disruption: Ten trends shaping fintech, McKinsey & Company, December 2018

•  Gartner FI.R.ST – The Gartner Journal of Finance, Risk, Strategy / Digital Edition

BMO’s Technology Transformation

•  How BMO is Accelerating through Technology / T&Os Technology Transformation Q3 Infographic

•  BMO QuickPay wins 2018 Banking Technology Award for Digital Innovation

BMO’s Innovation & Accelerations

•  REBA – The robot helping LRC simplify their compliance processes

•  Nov 2018 Hack-a-thon & Tech Conference

All Board members

The following mandatory and recommended training was also made available to the full Board through the Board Learning App:

•	Essentials of Risk Management
•	AML Training for the Board of Directors
•	Volcker Rule Essentials for the Board of Directors

In addition, directors are encouraged to participate in relevant external education seminars and in 2019 several did.

23	Bank of Montreal Management Proxy Circular

Skills Matrix

Non-employee directors confirm their skills and experience in February of each year. The information is used to assess the overall strength and diversity of the Board. All non-employee nominee directors possess the following skills: Other Board Experience (2), Accounting and Finance (4), Mergers & Acquisitions (5), Risk Management (6), Human Resources (7), and Strategic Planning (10). Non-employee nominee Directors also possess the following skills:

Executive Leadership (1)	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓
Financial Services (3)	✓		✓		✓	✓	✓		✓
Corporate Responsibility/Sustainability (8)	✓	✓		✓	✓			✓		✓	✓
Legal (9)					✓					✓
Retail (11)	✓	✓		✓	✓				✓	✓
Information Technology & Security (12)	✓		✓	✓			✓	✓	✓	✓	✓
Public Policy (13)	✓	✓	✓	✓	✓	✓			✓		✓

(1)	Experience as a senior executive/officer of a publicly listed company or major organization.
(2)	Served as a board member of a public, private or non-profit entity.
(3)	Oversight, advisory or operational experience in the financial services industry other than serving as a director of the Bank.
(4)

Knowledge of and experience with financial accounting and reporting, corporate finance and familiarity with internal financial/ accounting controls, Canadian or U.S. Generally Accepted Accounting Principles and/or International Financial Reporting Standards.

(5)	Experience with investment banking or mergers and acquisitions.
(6)	Knowledge of, and experience with internal risk controls, risk assessments and reporting.
(7)	Experience with benefit, pension and compensation programs (in particular, executive compensation programs).
(8)	Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices.
(9)	Experience as a lawyer either in private practice or in-house with a publicly listed company or major organization.
(10)	Experience in the development and implementation of a strategic direction of a large organization.
(11)	Experience as a senior executive in a major products, services or distribution company.
(12)	Experience or knowledge relating to the information technology and security needs of a major organization.
(13)	Experience in the workings of government and public policy.

Bank of Montreal Management Proxy Circular	24

Directors’ Compensation and Attendance

Directors’ Compensation – Fiscal 2019

Starting in fiscal 2012, the Board adopted a flat fee structure for director compensation. The flat fee structure is simpler to administer and disclose and aligns better with the job of being a director of the Bank. A director’s duty is to be available to assist and represent the Bank 365 days a year. Attendance at meetings is an important part of that but not the whole job. Providing advice outside of meetings, identifying opportunities for the Bank and generally being attentive to the best interests of the Bank at all times, including meeting increased regulatory requirements, are important elements of the role of the director. A flat fee structure better compensates for this responsibility.

Description of fee (1)	Fiscal 2019 Amounts
Annual retainer fee (including membership on one committee)	$215,000 ($140,000 in DSUs and $75,000 in cash) (2)(3)
Fee for each additional committee membership in excess of one	$15,000
Fee for each special Board meeting in excess of five per year	$2,000
Fee for each special committee meeting in excess of five per year	$1,500
Chair retainer fees:
Chairman of the Board	$425,000 per year ($175,000 in DSUs and $250,000 in cash) (2)(4)
Audit and Conduct Review Committee	$50,000 per year
Governance and Nominating Committee	$35,000 per year (5)
Human Resources Committee	$50,000 per year
Risk Review Committee	$50,000 per year
Directors receive a $20,000 annual travel allowance where their principal residence is (i) 2 or more time zones away from Toronto.; or (ii) across a border from Canada.

(1)	We only pay non-employee directors. They are also reimbursed for expenses incurred in the course of carrying out their duties as a director.
(2)	Subject to election by directors to take all or a portion of the cash retainer in additional DSUs (Deferred Share Units) or Shares – see below.
(3)	The annual retainer fee (including membership on one committee) will increase from $215,000 to $225,000 effective April 1, 2020, with the increase to be paid in additional DSUs.
(4)

Includes the directors’ annual retainer fee and all committee membership fees. The annual retainer fee for the Chair of the Board will increase from $425,000 to $435,000 effective April 1, 2020, with the increase to be paid in additional DSUs.

(5)	The annual retainer fee for the Chair of the Governance and Nominating Committee will increase from $35,000 to $50,000 effective April 1, 2020.

Directors’ Compensation and Required Share Ownership

Each non-employee director must hold at least eight times the cash portion of the annual director retainer in Shares and/or DSUs based on the greater of the following: (i) the closing price of the Shares at the end of the fiscal year and (ii) their acquisition cost (for Shares) or value at the time credited (for DSUs). Newly appointed Board members would be expected to build up the minimum share ownership requirement over time, which is accelerated by all remuneration being required to be paid in DSUs or in Shares until the requirement is met.

Directors must receive a minimum of $140,000 of their $215,000 annual retainer fee in DSUs. The Chair of the Board must receive a minimum of $175,000 of his $425,000 annual retainer fee in DSUs. Directors may also elect to take all or a part of the cash portion of their annual retainer in additional DSUs or Shares. This election also applies to any fees for chair retainers, committee memberships, special meetings and travel allowance. For 2019, all non-employee directors who served in fiscal 2019 elected to receive all of their remuneration in DSUs, except for Ms. Huber who elected to receive all of her non-equity remuneration in Shares in the first two months of the first Quarter of Fiscal 2019 and in DSUs for the remainder of the fiscal year.

25	Bank of Montreal Management Proxy Circular

Shares and DSUs Owned by Non-employee Directors*

February 6, 2020:

•	Total Shares: 172,225
•	Total DSUs: 514,476
•	Total Value of Shares: $17,647,896
•	Total value of DSUs: $ 52,718,356
•	Total value of Shares and DSUs: $70,366,252

(based on the closing price of Shares on the TSX of $102.47 on February 6, 2020).

*

These numbers include the holdings of Messrs. J. Robert S. Prichard, Philip S. Orsino and Don M. Wilson III, who are retiring from the Board of Directors effective March 31, 2020. Their holdings as at February 6, 2020, are as follows: Mr. Prichard holds 11,500 Shares and 116,607 DSUs; Mr. Orsino holds 75,208 Shares and 87,494 DSUs and Mr. Wilson holds 13,500 Shares and 52,046 DSUs.

As at October 31, 2019, all non-employee directors met the minimum share ownership requirement.

What are Deferred Share Units (DSUs)?

DSUs (or deferred share units) are ownership interests that have the same economic value as Shares. Non-employee directors of the Bank and its subsidiary, BMO Financial Corp., receive DSUs under the terms of their respective DSU plans. The DSUs vest immediately, and accrue dividend equivalents when dividends are paid on Shares. Directors are not paid out their DSUs until they leave the Board and the boards of all Bank affiliates. At that time, they may receive payment for their DSUs in cash or in Shares purchased on the open market.

Directors’ Compensation for Fiscal 2019

The following table sets out compensation paid by the Bank, BMO Financial Corp. and BMO Harris Bank National Association to non-employee directors who served as directors during fiscal 2019 (all expressed in Canadian dollars).

	Board Retainer ($)
Director	Cash ($)	Stock Based Compensation (DSUs) ($)	Chair Retainer ($)	Additional Committee Fees ($)	Travel Fees ($)	Other Fees		Total	Portion of cash fees taken in DSUs (%)	Total DSUs value vested or earned ($) (1)

Janice M. Babiak (2)	75,000	140,000	50,000	15,000	20,000			300,000	100	300,000

Sophie Brochu	75,000	140,000						215,000	100	215,000

Craig Broderick	75,000	140,000			20,000			235,000	100	235,000

George A. Cope	75,000	140,000		15,000				230,000	100	230,000

Christine A. Edwards (2)	75,000	140,000	35,000	30,000	20,000	93,191	(3)	393,191	84 (3)	378,505

Martin S. Eichenbaum	75,000	140,000		15,000	20,000			250,000	100	250,000

Ronald H. Farmer (2)	75,000	140,000	50,000	30,000				295,000	100	295,000

David Harquail	75,000	140,000						215,000	100	215,000

Linda S. Huber	75,000	140,000		15,000	20,000			250,000	83 (4)	231,667

Eric R. La Flèche	75,000	140,000						215,000	100	215,000

Lorraine Mitchelmore	75,000	140,000		15,000	20,000			250,000	100	250,000

Philip S. Orsino	75,000	140,000		15,000				230,000	100	230,000

J. Robert S. Prichard (2)	250,000	175,000	—			218,489	(5)	643,489	100	643,489

Don M. Wilson III (2)	75,000	140,000	50,000	30,000	20,000			315,000	100	315,000
Total									Total fees paid in DSUs: $4,003,661 Total fees paid in Shares: $18,333.34 Total fees paid in cash: $14,686

(1)

Includes the value at grant date of compensation paid in fiscal 2019 in the form of DSUs, but does not include dividends paid in fiscal 2019 in the form of additional DSUs on each director’s aggregate DSU holdings accumulated in 2019 and during the course of service as a director.

Bank of Montreal Management Proxy Circular	26

(2)

Ms. Edwards is Chair of the Governance and Nominating Committee. Mr. Farmer is Chair of the Human Resources Committee. Ms. Babiak is Chair of the Audit and Conduct Review Committee. Mr. Prichard is Chair of the Board. Mr. Wilson III is Chair of the Risk Review Committee.

(3)

Ms. Edwards was appointed to the Board of BMO Financial Corp., a U.S. subsidiary of the Bank, on May 22, 2019. She was paid US$59,382 in compensation between the date of her appointment and October 31, 2019. Such amount was paid in US dollars and converted to Canadian dollars for purposes of this disclosure at the rate of exchange at the grant dates of US$1.00 = Cdn$1.305 at July 17, 2019 and US$1.00 = Cdn$1.3294 at October 10, 2019. Ms. Edwards took this full amount in DSUs. Ms. Edwards was also appointed to the Board of BMO Harris National Association (see Compensation from Subsidiaries/Affiliates section below) on May 22, 2019. She was paid US$8,997 for the period from May 22, 2019 to September 30, 2019, and US$2,106 for the period from October 1, 2019 to October 31, 2019, for a total amount of US$11,103. Converted to Cdn $ for the purpose of this disclosure, this equals $14,868 at a rate of exchange on the payment date of US$1.00 = Cdn$1.3243 at September 30, 2019, and $1.00 = Cdn$1.3160 at October 31, 2019. This amount was paid in US$ to Ms. Edwards in cash.

(4)

In Q1 2019, Ms. Huber elected to receive two-thirds of her Director Fee in BMO Common Shares and one-third in DSUs. Therefore, for Q1 2019, the total fees paid to Ms. Huber in BMO Common Shares were $18,333.34 and the total fees paid in DSUs were $44,166.66. In Q2, Q3 and Q4 2019, Ms. Huber elected to receive all of her remuneration in DSUs.

(5)

Mr. Prichard earned US$165,000 for serving as a director of BMO Financial Corp. Such amount was paid in US dollars and converted to Canadian dollars for purposes of this disclosure at the rates of exchange at the grant dates of US$1.00 = Cdn$1.3266 at January 15, 2019; US$1.00 = Cdn$1.3354 at April 15, 2019; US$1.00 = Cdn$1.305 at July 17, 2019; and US$1.00 = Cdn$1.3294 at October 10, 2019. Mr. Prichard took this full amount in DSUs.

Compensation from Subsidiaries/Affiliates

From time to time, non-employee Bank directors serve as directors of subsidiaries and affiliates of the Bank. They are paid for their services and reimbursed for travel and other expenses incurred in attending Board and committee meetings. During fiscal 2019, Mr. Prichard and Ms. Edwards were the only non-employee Bank directors who were paid for serving as directors of a Bank subsidiary or affiliate. Both Mr. Prichard and Ms. Edwards were directors of BMO Financial Corp., our U.S. bank holding company. The BMO Financial Corp. Director retainer is US$165,000 per fiscal year. Mr. Prichard, who was appointed to the BFC Board on May 17, 2012, took his fiscal 2019 annual retainer fee of US$165,000 in DSUs, pursuant to a plan offered to directors of BMO Financial Corp. Ms. Edwards was appointed to the BFC Board on May 22, 2019. She was paid US$59,382 in compensation between the date of her appointment and October 31, 2019. She also took her full fee in DSUs. Ms. Edwards was also appointed to the Board of BMO Harris Bank National Association on May 22, 2019. This wholly-owned subsidiary of Bank of Montreal provides banking, trust and other services in the United States and internationally either directly or indirectly through its subsidiaries. Ms. Edwards was paid US$11,103 in compensation between her date of appointment and October 31, 2019. These fees were paid in cash.

27	Bank of Montreal Management Proxy Circular

Directors’ Attendance for Fiscal 2019

The table below shows a summary of the nominee directors’ attendance for fiscal 2019.

Summary of Attendance of Directors	Board (10 meetings)		Audit & Conduct Review Committee (6 meetings)		Governance & Nominating Committee (5 meetings)		Human Resources Committee (7 meetings)		Risk Review Committee (8 meetings)		TOTAL
	#	%	#	%	#	%	#	%	#	%	%

BABIAK	10	100	6	100	5	100	–	–			100

BROCHU	10	100	6	100	–	–	–	–	–	–	100

BRODERICK	10	100	–	–	–	–	–	–	8	100	100

COPE	10	100	–	–	4	80	7	100	–	–	96

EDWARDS (1)	10	100	–	–	5	100	7	100	8	100	100

EICHENBAUM	10	100	6	100	–	–	–	–	8	100	100

FARMER	10	100	–	–	5	100	7	100	8	100	100

HARQUAIL	10	100	6	100	–	–	–	–	–	–	100

HUBER	10	100	6	100	–	–	–	–	7	88	96

LA FLÈCHE(2)	10	100	–	–	–	–	3	100	4	100	100

MITCHELMORE	10	100	–	–	–	–	7	100	8	100	100

WHITE (3)	10	100	–	–	–	–	–	–	–	–	100

Average Percentage		100%		100%		95%		100%		98%	99%

Notes

(1)	Ms. Edwards attended Audit and Conduct Review Committee meetings as a guest
(2)	Mr. La Flèche ceased to be a member of the Risk Review Committee effective April 2, 2019. He became a member of the Human Resources Committee effective April 2, 2019.
(3)	Mr. White attended meetings as a guest of the respective committee in 2019.

More Disclosure About our Directors

To the Bank’s knowledge, as at February 6, 2020 or within the last 10 years, no nominee director of the Bank is or has:

(a)	been a director, chief executive officer or chief financial officer of any company (including the Bank):
(i)

subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	been a director or executive officer of any company (including the Bank), that while that person was acting in that capacity, or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee director.

Bank of Montreal Management Proxy Circular	28

Corporate Governance

Bank of Montreal embraces high standards of corporate governance, which reflect not only applicable legal and regulatory requirements but also evolving best practices. We believe sound corporate governance is the foundation for responsible business behaviour towards our key stakeholders. For a complete discussion of our corporate governance practices, please refer to our Statement of Corporate Governance Practices starting on page 36.

This section includes reports of the Audit and Conduct Review Committee, the Governance and Nominating Committee, the Human Resources Committee and the Risk Review Committee, summarizing the responsibilities of the committees of the Board and highlighting key accomplishments in 2019.

Report of the Audit and Conduct Review Committee

Members: Jan Babiak (Chair) Sophie Brochu, Dr. Martin Eichenbaum, David Harquail, Linda Huber, and Philip Orsino

The Board has determined that each member of the Audit and Conduct Review Committee is “financially literate”, as such term is defined under the rules of the Canadian Securities Administrators and the Securities and Exchange Commission (“SEC”) and New York Stock Exchange (“NYSE”) and National Association of Securities Dealers Automatic Quotation System (“NASDAQ”) standards and that Ms. Babiak, Ms. Huber, and Mr. Orsino are “Audit Committee Financial Experts” as such term is defined under SEC rules.

Primary Responsibilities: The Audit and Conduct Review Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the integrity of the Bank’s financial reporting; the effectiveness of the Bank’s internal controls; the independent auditor’s qualifications, independence and performance; the Bank’s compliance with legal and regulatory requirements; transactions involving related parties; conflicts of interest and confidential information; sustainability initiatives and practices and standards of ethical business conduct. In addition, the Committee acts as the audit and conduct review committee of certain designated subsidiaries.

2019 Highlights

As part of or in addition to fulfilling its responsibilities outlined in its mandate, the Committee:

Financial Reporting and Internal Controls

•

Recommended for approval by the Board the Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards and related Management’s Discussion and Analysis, financial releases, and the Annual Information Form.

•	Reviewed updates on the Bank’s work in connection with the adoption of new accounting standards.
•

Evaluated the appropriateness of the Bank’s accounting and financial reporting and the effectiveness of the Bank’s internal control framework, in keeping with the Committee’s ongoing assessment of the effectiveness of the Bank’s oversight functions.

•	Reviewed and approved the Finance function’s budget, resources and strategic priorities for fiscal 2020.
•	Reviewed the performance and effectiveness of the Chief Financial Officer and the effectiveness of the Finance function for fiscal 2019.

Internal Auditor

•

Reviewed the independence and performance of the Chief Auditor and the Corporate Audit function and approved the Corporate Audit function’s budget and audit plan for fiscal 2020, including organizational structure, resource plan and strategic priorities.

•	Approved the Corporate Audit Mandate.

Shareholders’ Auditors

•

Reviewed the independence, including length of service and performance of the Shareholders’ Auditors, and approved the audit plan for fiscal 2020, including resources, qualifications, and fees for audit and non-audit services.

•	Reviewed and approved shareholder auditor and key team member rotation.
•	Reviewed regulatory expectations of audit committees related to external auditors.
•

Conducted an annual assessment of the Shareholders’ Auditors, as recommended by the Chartered Professional Accountants Canada/Canadian Public Accountability Board (CPAB) and the Basel Committee on Banking Supervision relating to audit quality. Items assessed included industry knowledge, objectivity, quality, candor of communication, and technical expertise.

•	Reviewed quarterly reports on Audit Quality Indicators.

29	Bank of Montreal Management Proxy Circular

•	Reviewed reports issued by the Public Company Accounting Oversight Board and CPAB.
•	Reviewed approach to the inclusion of Key Audit Matters/Critical Audit Matters in the Shareholders’ Auditors’ Reports.

Legal & Regulatory Compliance

•	Reviewed the report of an independent third party on the effectiveness of the Legal & Regulatory Compliance (LRC) function.
•

Reviewed the effectiveness of the key controls through which legal and regulatory issues are managed, including reports on significant legislative and regulatory developments, significant litigation, compliance with banking laws and regulatory matters, material transactions with related parties, and the Bank’s whistleblowing regime.

•	Received reports on compliance testing and monitoring issues, and regulatory examinations.
•	Monitored current market issues and legal and regulatory developments having an impact on the Bank’s operations and material correspondence with regulators.
•	Received reports from management regarding the Bank’s regulatory capital ratios.
•	Reviewed the Volcker Rule Compliance Program Enterprise Annual Report.
•	Reviewed reports from the Ombudsman, the Chief Ethics and Conduct Officer, and the Chief Sustainability Officer.
•	Reviewed reports on the monitoring and reporting on misconduct.
•	Reviewed regular reports on evolving information and cyber security risks and mitigation plans, risk management and regulatory matters.
•

Approved the Committee’s Charter, orientation program for new Committee members, the LRC function’s mandate, organizational structure, budget and strategic priorities for fiscal 2020, the Regulatory Risk Appetite Statement, the Bank’s Modern Slavery Act Statement and the Bank’s Sustainability Report and Public Accountability Statement (“PAS”).

•	Reviewed the performance and effectiveness of the General Counsel and Chief Compliance Officer and the effectiveness of the LRC function for fiscal 2019.

Information Technology Matters

•

Reviewed regular reports on information technology matters, including digital channels, data and analytics, process digitization, IT infrastructure improvements, mandatory portfolio implementation, and provided oversight of information and cyber security and the establishment of the Financial Crimes Unit

•	Reviewed reports on the financial reporting IT system.

Anti-Money Laundering / Anti-Terrorist Financing and Sanctions Measures (collectively “AML Program”)

•

Reviewed the effectiveness of the key risk controls, objectives, and outcomes of the AML Program, including reports on legislative and regulatory developments, result of regulatory examinations and audits, training, customer due diligence, sanctions compliance, risk assessment, and mandatory reporting requirements.

Subsidiary Oversight

•	Continued to act as Audit and Conduct Review Committee of designated subsidiaries of Bank of Montreal.
•	Recommended for approval by the Boards of the designated subsidiaries the Consolidated Financial Statements of designated subsidiaries of Bank of Montreal.

The Committee Chair led a review of meeting materials and presentations to satisfy the Committee’s requirements as to quality, clarity, completeness, relevance and timeliness. The Committee met routinely in private with each of the Shareholders’ Auditors, Chief Auditor, Chief Financial Officer and General Counsel as well as with the Chief Compliance Officer, without management present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2019. The mandate is contained in the Committee’s Charter at https://www.bmo.com/home/about/banking/ corporate-governance/select-documents.

Jan M. Babiak

Chair

Bank of Montreal Management Proxy Circular	30

Report of the Governance and Nominating Committee

Members: Christine Edwards (Chair), Jan Babiak, George Cope, Ron Farmer, Robert Prichard, Don Wilson III

Primary Responsibilities: The Governance and Nominating Committee is responsible for developing governance principles and guidelines for the Bank, identifying and recommending candidates for election or appointment to the Board, reviewing the Bank’s process for orientation, and the assessment of the Board, its committees and directors.

2019 Highlights

As part of or in addition to fulfilling each of its responsibilities as outlined in its mandate, the Committee:

Director Assessments and Board Composition

•	Evaluated the composition, size, tenure, competencies and skills of the Board, Board committees and Board committee members.
•

Undertook the annual assessment of the effectiveness of the Chair of the Board, the Board, the Board committee chairs and each Board committee, and reviewed the continued suitability and effectiveness of the current assessment process. With input from the results of this assessment process, developed the annual objectives of the Board and the Committee.

•	Oversaw the process whereby the Chair of the Board and each Board committee chair developed annual objectives which are used in the above annual assessments.
•	Oversaw the peer review process for all existing directors and reviewed the overall results.
•	Performed the annual 2019 Annual Assessment of the Expertise and Experience of the Human Resources Committee.
•	Assessed the effectiveness of the Bank’s strategy session.

Governance Commitment

•

Organized a process whereby the GNC Chair, Board Chair and Chairs of the Boards of the other Bank Committees worked with Management to identify improvements to the quality and quantity of Board materials for efficiency and clarity.

•	Identified and implemented efficiencies in the Board meeting calendar.
•

Reviewed the Bank’s system of corporate governance to ensure compliance with applicable legal and regulatory requirements. For a complete discussion of the Bank’s corporate governance practices, see the Statement of Corporate Governance Practices starting on page 36 of this circular or www.bmo.com/corporategovernance.

•	Reviewed significant changes in governance rules and regulations and considered the impact on the Bank.
•	Assessed the independence, shareholdings and attendance of each director and supervised the assessment of the suitability of directors in accordance with applicable regulations.
•

Monitored the Bank’s practices related to governance against emerging best practices, including Board and Shareholder engagement matters and the quality and quantity of Board and Committee materials and management presentations.

•	Reviewed the Board Communication Guidelines.
•	Evaluated Shareholder proposals submitted for the Bank’s Annual Meeting of Shareholders.
•

Approved the Bank’s corporate governance documents (including the Board Mandate, the Committee’s and Board committee Charters, Position Descriptions and the Board Approval/Oversight Guidelines and related policy).

•	Reviewed the Board’s practices against the OSFI Corporate Governance Guidelines.

Director Education

•	Coordinated issues-based discussions for director education purposes, including in respect of technology, cyber security and data analytics.
•

Continued the development and effective use of the online director education program developed in conjunction with the Bank’s Institute for Learning consisting of didactic learning via electronic medium and self-directed learning.

•	Reviewed and refreshed the orientation programs for new directors and Board committee members, applied and monitored the progress of orientation for two new Board members.

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•	Oversaw deep dives related to information technology (including fintech) and information security to support the Board of Directors’ oversight responsibility with respect to technology and strategy.

Subsidiary Oversight

•	Reviewed the Bank’s Legal Entity Report related to subsidiary governance oversight.

Succession Planning and Director Compensation

•	Established, initiated and monitored the Chair succession process that resulted in the unanimous nomination of the next Board Chair for election at the 2020 Annual General Meeting of Shareholders.
•

Performed the annual review of director compensation and proposed changes to the annual fee retainer, the Board Chair retainer and the retainer of the Governance and Nominating Committee Chair to align with the market.

The Committee met regularly without management being present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2019. The mandate is contained in the Committee’s Charter at www.bmo.com/corporategovernance.

Christine A. Edwards

Chair

Report of the Human Resources Committee

Members: Ron Farmer (Chair), George Cope, Christine Edwards, Eric La Flèche, Lorraine Mitchelmore, Robert Prichard, and Don Wilson III

As required by its Committee mandate, members of this Committee have, or must acquire within a reasonable period of time following their appointment, a thorough understanding of issues relating to human resources and compensation, so they can fully contribute to achieving the Committee’s objectives. The Governance and Nominating Committee completed an annual review of the Committee’s membership in August 2019, and concluded that the Committee has an appropriate level of expertise and experience related to risk management for financial institutions and compensation practices.

Primary Responsibilities: The Human Resources Committee oversees human resources strategies, including compensation and talent management.

2019 Highlights

As part of or in addition to fulfilling each of its responsibilities as outlined in its mandate, the Committee:

Talent and Succession Planning

•	Supported the continued evolution of BMO’s operating model to drive greater effectiveness and efficiency, simplify how we work and reduce unnecessary duplication.
•

Oversaw the creation of an enterprise Financial Crimes Unit, leveraging an industry-leading model that integrates the capabilities of cybersecurity, information security, fraud, physical security and global crisis management.

•

Reviewed and approved BMO’s senior leadership talent pipeline, including succession plans and development commitments, to ensure that effective processes and strategies are in place to identify and assess candidates for our senior and most critical roles.

•

Appointed new leaders to key roles and functions as part of succession planning, including Chief Human Resources Officer & Head of People & Culture; Group Head, North American Personal Banking & U.S. Business Banking; Head, Personal Wealth Canada & Asia, and Chief Anti-Money Laundering Officer.

•	Advanced our progress against multi-year diversity and inclusion goals, and declared a bold commitment to zero barriers to inclusion as a key pillar of BMO’s purpose.
•	Reviewed the results of BMO Pulse, our employee engagement survey.

Bank of Montreal Management Proxy Circular	32

•	Assessed management’s learning plan to build a workforce of the future through re-skilling of employees by growing their digital and technical acumen.

Compensation Oversight and Governance

•	Reviewed BMO’s recoupment policy and enhanced the clawback provisions for fiscal 2019.
•

Reviewed the number of shares available for issue under BMO’s stock option plan and the compensation value factor (CVF) methodology used to determine the number of stock options granted to BMO executives, and adopted a 5-year CVF averaging approach for fiscal 2019 to more prudently manage risk.

•

Confirmed with an independent advisor that BMO’s compensation programs continue to align with the bank’s Risk Appetite Framework, the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the Office of the Superintendent of Financial Institution’s (OSFI) requirements and the requirements of each jurisdiction where we operate.

•	Worked with BMO Financial Corp.’s (U.S.) Human Resources Committee to confirm its compensation programs align with the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies.
•	Conducted a market review of BMO’s Performance Share Unit (PSU) plan to validate that the current plan design remains competitive.
•	Reviewed the performance and independence of the Committee’s independent compensation advisor.
•	Met with shareholder advisors and institutional investors to discuss BMO’s compensation program and practices.

CEO and Senior Executive Compensation

•	Reviewed reports on the CEO’s pay for performance, and determined that CEO pay is aligned to bank and individual performance.
•	Assessed the CEO’s performance against his fiscal 2019 objectives, and recommended the assessment and his compensation to the independent members of the Board for approval.
•	Reviewed the fiscal 2019 performance assessments for BMO’s most senior executives and heads of oversight functions, and approved the assessments and their compensation.
•	Reviewed and approved incentive compensation for top earning employees and executives.

Other Strategic Matters

•	Approved performance goals for the executive incentive plans for fiscal 2020 which align with BMO’s business strategy, annual goals and good governance.
•	Conducted a comprehensive market review of Canadian retirement programs.
•

Clarified the linkage in this year’s Compensation Discussion and Analysis (CD&A) that describes how environmental, social and governance issues are factored into BMO’s annual compensation decision-making processes.

•	Reviewed BMO’s approach to designing the workplace of the future.

The Committee met regularly without management present. We also met with our independent compensation advisor without management present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2019. The mandate is contained in the Committee’s Charter at www.bmo.com/corporategovernance.

Ron Farmer

Chair

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Report of the Risk Review Committee

Members: Don M. Wilson III (Chair), Craig Broderick, Christine Edwards, Dr. Martin Eichenbaum, Ronald H. Farmer, Linda Huber, Lorraine Mitchelmore, Philip Orsino, Robert Prichard

Primary responsibilities: The Risk Review Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the Bank’s identification and management of risk; adherence to risk management Corporate Policies; and compliance with risk-related regulatory requirements.

2019 Highlights

As part of or in addition to fulfilling each of its responsibilities as outlined in its mandate, the Committee:

Risk Appetite Framework and Governance

•	Reviewed, and recommended for approval by the Board, the Risk Appetite Framework, including the Risk Appetite Statement and Key Risk Metrics.
•	Reviewed the proposed exposure limits to be delegated to the Chief Executive Officer and recommended approval to the Board.
•	Reviewed and approved the risk management function’s budget, resource plan and strategic priorities for fiscal 2020.
•	Reviewed findings and audit results from the Chief Auditor and associated action plans.
•	Approved the Chief Risk Officer’s (CRO) Mandate and reviewed the performance and effectiveness of the CRO and the effectiveness of the Risk function for fiscal 2019.
•	Reviewed presentations and held discussions with management on further embedding risk culture.
•	Reviewed status of compliance with Risk Data Aggregation and Risk Reporting and Basel Pillar I requirements.
•	Reviewed attestations from the CRO related to the Bank’s level of risk, processes and controls, models and risk culture and independence.

Identification and Management of Risk

•	Engaged management in in-depth discussions at each Committee meeting on risk management and risk strategies related to key businesses and products.
•	Reviewed and approved the Capital Adequacy Assessment Plan and the Enterprise Economic Capital Limit, and monitored the Bank’s quarterly capital position.
•	Considered the results and implications of sector-specific and enterprise-wide stress tests.
•	Regularly assessed the Bank’s credit, market, liquidity and funding risk positions against the Risk Appetite Statement and approved exposure limits.
•	Reviewed the quality and performance of the credit portfolio, including watchlist and impaired loans, and the provisions and allowances for credit losses.
•

Reviewed revisions to the top and emerging risk framework and discussed the top and emerging risks of the Bank including: recession risk; information, cybersecurity & privacy; oil & gas; technology; and the risk of low or negative interest rates.

•	Reviewed performance against Key Risk Metrics and management action plans to remediate any metric that falls outside of the Bank’s risk appetite.

Adherence to Risk Management Corporate Policies

•	Discussed and approved risk-related corporate policies and applicable risk limits.
•	Approved, ratified or reviewed exposures that exceeded prescribed risk limits.
•	Discussed and approved revised exception approval framework proposed by management.

Compliance with Regulatory Requirements

•	Periodically engaged regulators in discussions on key risks in the Bank.
•	Reviewed regulatory communications with management and discussed action plans.
•	Approved the Corporate Insurance Program.
•	Reviewed and, where required, approved reports and presentations that were provided in satisfaction of regulatory requirements.

Bank of Montreal Management Proxy Circular	34

The Committee met regularly in private with the Chief Risk Officer, and in private with the CEO, and also without management being present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2019. The mandate is contained in the Committee’s Charter at www.bmo.com/corporate-governance.

Don M. Wilson III

Chair

35	Bank of Montreal Management Proxy Circular

Statement of Corporate

Governance Practices

At a glance

•

Our high corporate governance standards reflect emerging best practices and meet or exceed applicable legal, regulatory, Toronto Stock Exchange (“TSX”), New York Stock Exchange (“NYSE”) and NASDAQ requirements

•	We monitor regulatory changes and best practices in corporate governance to ensure we have leading governance practices
•	BMO was awarded the Governance Professionals of Canada’s 2019 Governance Award for Best Practices in Subsidiary Governance for the third consecutive year

Overview

Good corporate governance is important – to our Shareholders, our customers, our employees, the communities we operate in – and to us. Being clear about our expectations around governance supports ethical conduct and allows us to do a better job running our business, and complying with the laws and standards that apply to us.

Good governance starts with our Board of Directors (“Board”). We get the Board composition and structure right by having well-informed people with diverse backgrounds, relevant experience, and independence from management. We gain from their expertise and pay them fairly in return. Directors serve on committees that specialize in key areas: audit and conduct review, governance and nominating, human resources, and risk review.

This document communicates our corporate governance practices to you, our Shareholder, as at February 6, 2020.

CORPORATE GOVERNANCE
Size of the Board	15*	Director Tenure Policy	✓
Number of independent directors	14*	Directors’ Conflict of Interest Policy	✓
All committee members are independent	✓	Board and Committee Chair term limits	✓
Directors are elected annually	✓	Director Share Ownership Guidelines	✓
Directors are elected individually (no slate voting)	✓	New Director Orientation	✓
Majority Voting Policy for the election of directors	✓	Continuing Director Development	✓
Annual advisory vote on approach to executive compensation	✓	Regular assessments of the Board and its committees	✓
The roles of Board Chair and CEO are separate	✓	Code of Conduct rooted in our values	✓
Policy on Interlocking Directors	✓	Legal Entities Report and leading subsidiary governance practices	✓
Directors cannot hedge their BMO securities	✓	Non-executive directors cannot participate in BMO stock option plans	✓
		Proxy Access Policy	✓

*	The size of the Board will be 12 with 11 independent directors following the 2020 Annual Meeting of Shareholders, subject to shareholder approval.

I. Board Structure

At a glance

•	Our Board’s role is to do what is in the best interests of the Bank, through a rigorous approach to accountability, performance and corporate governance
•	Regular assessment of the Board helps ensure it has the appropriate number of members and diverse expertise to make effective decisions
•	The Board annually reviews written position descriptions for the Chair of the Board (“Chair”), the Chief Executive Officer (“CEO”), committee chairs, and directors

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Role of our Board

The Board provides stewardship, including direction-setting and general oversight of the Bank’s management and operations to do what is in the best interests of the Bank. The Board’s Mandate, set out on pages 49 and 50, outlines its general responsibilities. The Board Approval/Oversight Guidelines define its roles and responsibilities, plus those of management, and also specify accountability within the Bank. The Bank Act (Canada) requires certain important matters, such as approval of financial statements and dividends, be approved by the Board and not delegated to Board committees.

The Board oversees subsidiary operations, with the Governance and Nominating Committee receiving and reviewing an annual report of the Bank’s legal entity structure.

The Governance and Nominating Committee defines our approach to corporate governance. This committee reviews our corporate governance framework, guidelines and practices to ensure they meet or exceed industry and Shareholder expectations, the regulatory environment, and best practices.

Composition of our Board

The Board considers its size annually, while the Governance and Nominating Committee does so regularly. At the beginning of 2020, there were 15 directors on the Board. Factors that are considered in determining Board size include the ability to ensure a high level of engagement of Board members, a high quality of discussion with management, the calibre and scope of its members’ expertise, thoughtful director succession, and the ability to ensure Board committees have sufficient members and the required expertise. The Board has adopted a written Board Diversity Policy to facilitate more effective governance. In so doing, the Board positions itself to be made up of highly qualified directors whose diverse backgrounds reflect the changing demographics of the markets in which the Bank operates, the talent available with the expertise required, and the Bank’s evolving customer and employee base. A diverse Board helps us make better decisions. The Board Diversity Policy includes the goal that each gender comprise at least one-third of the independent directors, and the Governance and Nominating Committee considers this when undertaking the process of recruiting new Board members. The Board believes a relatively smaller Board size is more effective, while recognizing the need to maintain flexibility to address certain needs or opportunities as they arise. Twelve of the current 15 directors will stand for election at the 2020 Shareholder meeting. The Board believes the Board’s proposed size of 12 directors is appropriate and effective. The Board currently has five women directors, representing 45% of the independent directors standing, and 41% of all Directors, for election.

Directors are elected for a term of one year. Between Annual Shareholder meetings, the Board may appoint additional directors. The Board believes that its membership has the expertise, skills, geographic representation, gender diversity, and size to make effective decisions and staff Board committees appropriately.

Key Position Descriptions

The Board reviews and approves position descriptions (available on our website) annually for the Board Chair, committee chairs, and directors. The Board also develops the position description for the CEO, with the CEO’s input, which is approved annually by the Human Resources Committee.

II. Independence

At a glance

•	All nominees standing for election at the annual meeting of Shareholders are independent and unaffiliated, except Darryl White, CEO
•	The independent Chair allows the Board to operate independently of management and provides leadership to the independent directors
•	In camera sessions, attended only by the independent directors, are held at every Board meeting and every committee meeting

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Director Independence

The Board believes that it must be independent of management to be effective. The Board has adopted Director Independence Standards (“Standards”) to assess whether a director is independent. The Standards take into consideration the definition of affiliated persons under the Bank Act (Canada) and definitions of independence from the Canadian Securities Administrators (“CSA”), NYSE, and NASDAQ. The Standards are available on our website.

The Board, with help from the Governance and Nominating Committee, uses the Standards to assess personal, business, and other relationships and dealings between directors and the Bank and between directors and the Bank’s affiliates. The Board considers biographical material, reports, and questionnaires completed by directors as well as Bank records and reports, and information on entities with which the directors are involved. The Board considers these relationships keeping in mind both the importance to the Bank and the importance to, and impact on, the people and organizations with which the director has relationships.

The Board considers a director independent if he or she does not have a material relationship with the Bank or any of its affiliates that could interfere with his or her exercise of independent judgment. Certain relationships (for example, being an officer of the Bank) automatically mean a director is not independent. The threshold for independence is higher for members of our Audit and Conduct Review Committee, as the CSA and NYSE require.

Darryl White has a material relationship with the Bank because he is the Bank’s CEO. Under the Bank Act (Canada), the Bank’s CEO must be a member of the Board. All other directors and nominees standing for election to the Board on March 31, 2020 are independent and unaffiliated. The Board’s policies limit the number of inside directors to two.

All members of the Audit and Conduct Review Committee meet the applicable additional Canadian and U.S. independence requirements for membership on public company audit committees. While the Bank has lending, banking, and other commercial arrangements with some of the directors and entities they have relationships with, the Board is satisfied that those directors are independent under the Standards.

Information on the director nominees standing for election is on pages 13 to 18, which includes other public company boards on which they serve, the value of their equity holdings in the Bank, and their attendance record for all Board and committee meetings in fiscal 2019.

Board Interlocks and Outside Board Memberships

The Governance and Nominating Committee monitors the outside boards on which our directors serve to determine if there are circumstances that would impact a director’s ability to exercise independent judgment and to confirm each director has enough time to fulfill his or her commitments to us. An interlock occurs when two or more Board members are also fellow board members of another public company. The Board has adopted a policy that no more than two directors may serve on the same public company board without the prior consent of the Governance and Nominating Committee. In considering whether or not to permit more than two directors to serve on the same board, that committee takes into account all relevant considerations including, in particular, the total number of Board interlocks at that time.

The only Board interlock is between George Cope and Sophie Brochu, who are both directors of CGI Inc. The Board has determined this relationship does not impair the exercise of independent judgment by these Board members.

The following table sets out interlocking board memberships of the Bank’s directors.

Company Name	Director	Committee Membership (at other public company)
CGI Inc.	Sophie Brochu	Corporate Governance Committee
	George Cope	Corporate Governance Committee, Human Resources Committee

Independent Board Chair

The roles of Board Chair and CEO are separate. The Chair manages the Board’s affairs to ensure that the Board functions effectively and meets its obligations and responsibilities, including

Bank of Montreal Management Proxy Circular	38

responsibilities to Shareholders. The position description for the Chair, available on our website, sets out the Chair’s key responsibilities, which include setting Board meeting agendas in consultation with the CEO and Corporate Secretary and chairing all Board meetings.

The Chair provides leadership to the directors and helps ensure the Board is independent from management. Each Board meeting includes time for independent directors to meet without management present. During those meetings, the Board Chair will lead discussions on matters that arise during the meeting or other matters, including matters related to succession planning, risk management and strategy. Every Board committee meeting also has a scheduled session without management present.

The Governance and Nominating Committee establishes, initiates and monitors the Chair succession process based on corporate governance best practice. This process is led by the current Chair or, if he or she is being considered for reappointment, the Chair of the Governance and Nominating Committee. The process includes identification of issues facing the Bank, individual consultations with all directors, as well as determination of the most appropriate process for the Board to make a final decision, which may involve deliberation and a vote if there is more than one person with significant support. Under current Bank policies, the normal term for the role of Chair is five years with a possibility of renewal for up to three more years. The Board conducted, since August 2018, a careful and deliberative succession process leading to the unanimous endorsement of George A. Cope as the next Chair.

Other Independence Mechanisms

The Chair and each committee can engage outside consultants, paid for by the Bank, without consulting management. This helps ensure they receive independent advice as they feel necessary. Also, none of our Audit and Conduct Review Committee members may serve on more than three public company audit committees without Board approval.

III. Orientation and Continuing Education

At a glance

•	New directors learn about our business through BMO’s director orientation program, including one-on-one meetings with the heads of each of our principal business groups and corporate functions
•	The Governance and Nominating Committee is responsible for directors’ continuing education

Director Orientation

The Governance and Nominating Committee is responsible for orienting and educating new directors. The orientation program’s purpose is to (i) provide new directors with the information necessary to understand the financial industry and board operations; (ii) provide new directors with the historical background of the Bank, including the current issues and opportunities BMO Financial Group is facing; and (iii) facilitate a smooth transition for new directors into their roles as Board members. Upon joining the Board and as soon as possible within the first six months following appointment/election, new directors are provided an orientation by the Chair of the Board, the chairs of the Board committees (as applicable) and the CEO to gain an understanding of the Bank’s history, culture, current status and strategic direction, including how the Bank differs from its competitors. New directors also receive orientation material explaining our structure, director governance information, compliance requirements for directors, and corporate policies. The material provided also includes our bylaws, recent public disclosure documents, and agendas and minutes for Board and committee meetings for the preceding 12 months. New directors meet individually with the heads of each of our principal business groups and corporate functions to learn about our business.

Each Board committee also has an orientation program. New Board committee members receive orientation material for each committee on which they serve. New members also have individual meetings with the committee chair and the head of the supporting corporate group, as well as with other senior officers (as applicable).

Continuing Director Development

The Governance and Nominating Committee is responsible for the continuing education and development of our directors. Directors receive presentations on Bank operations throughout the

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year. They also receive materials and reading recommendations from the Chair, committee chairs, the CEO, and the Corporate Secretary. Topics include corporate governance, executive compensation, financial reporting and strategy, succession planning, key accounting considerations, risk assessment, technology, cyber security and disclosure, and Canadian and U.S. securities law developments and global regulatory developments. Directors are also encouraged to participate in relevant external education seminars at our expense.

The Chair of the Governance and Nominating Committee, in conjunction with the Corporate Secretary, identifies relevant and timely information to complement and enhance the Directors’ understanding of the Bank, its products and services and the risks it faces, as well as developments in corporate and risk governance and regulatory matters. Continuing education and development of our directors in 2019 is summarized on pages 20 to 23. Directors identify their specific continuing education needs in discussions with management, the Board and committees. Committee meeting minutes are also provided to all directors who are not on the committee.

In addition, Board dinner sessions are scheduled along with regularly scheduled Board meetings to further our governance objectives by strengthening the collegial working relationship among directors and senior management. These dinner sessions are also used to hold educational sessions on important topics for the Bank’s business and strategic direction.

IV. Strategic Planning and Risk Oversight

At a glance

•	Our enterprise-wide strategy is developed by management. The Board oversees the strategic planning process and reviews and approves our strategic plans
•	The annual strategy session provides a forum for directors to give management constructive feedback on strategic plans, as do the related updates provided to the Board throughout the fiscal year
•

We are guided by an integrated risk management framework that is embedded in our daily business activities and planning process. The Risk Review Committee of the Board reviews our risk management framework on a regular basis

Strategic Planning

The Board provides governance and oversight to strategic planning at BMO and oversees the execution of the strategies. In this capacity, the Board reviews and approves our strategic plans, including key priorities, opportunities, risks, competitive position, financial projections and other key performance indicators for each of our principal business groups and our technology & operations function. The Board in conjunction with the strategies also reviews and approves the Bank’s Business and Capital Plan. The full Board is responsible for strategic planning related to technological innovation, enterprise data, analytics, AI strategies and governance, cyber security and digitech partnerships.

The Board has an annual strategy session that includes Management, where there are discussions on: the existing strategy and any changes to it, resulting from both internal and external factors; any new strategic priorities that could provide opportunity for growth; risks relating to the current and future strategy; and, the financial impact of the recommended strategy. The session helps directors better appreciate planning priorities and progress made on strategic plans. Directors give management constructive feedback on our strategic plans and the strategy session itself. At the conclusion of this annual strategy session, the Board approves the Bank’s strategic plan.

Directors receive updates on the progress of our strategic plans, including those for each principal business group, throughout the fiscal year.

Risk Oversight

Our enterprise-wide risk management framework, approved by the Board, is comprised of a governance structure that includes a robust committee structure and a comprehensive set of corporate policies, which are approved by the Board or its committees, together with supporting corporate standards and operating guidelines. This enterprise-wide risk management framework is governed through a hierarchy of management committees and individual responsibilities. All

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elements of our risk management framework are reviewed on a regular basis by the Risk Review Committee of the Board to provide effective guidance for the governance of our risk-taking activities. See pages 34 and 45 for information on the responsibilities of the Risk Review Committee.

Further information on our risk management framework, including the risk oversight responsibilities of the Board and its committees, our risk appetite, risk policies and limits, is set out in our 2019 Annual Report to Shareholders under the heading Enterprise-Wide Risk Management on pages 68 to 106 of our Management’s Discussion and Analysis for the fiscal year ended October 31, 2019 (available on our website).

V. Subsidiary Governance

At a glance

•	We have a Subsidiary Governance Office (“SGO”) dedicated to identifying and implementing best-in-class subsidiary governance practices
•	Our subsidiary governance framework is a critical tool for risk management
•	Our subsidiary governance practices assist the parent company board with its oversight of the activities of the subsidiaries and the enterprise’s organizational structure
•	BMO was awarded the Governance Professionals of Canada’s Excellence in Governance Award for Best Practices in Subsidiary Governance in each of 2017, 2018 and 2019

Risk Management

BMO had 198 subsidiaries in 26 jurisdictions as at October 31, 2019. Effective subsidiary governance is important to us. It is a critical risk management tool. Our subsidiary governance framework applies globally and consists of: (i) a legal entity framework, (ii) assessments of the governance requirements of each subsidiary; and (iii) legal entity reporting to the Governance and Nominating Committee. The Legal Entity Manual captures a set of procedures to establish, operate and dissolve legal entities. Subsidiary boards have structures that comply with the governing law of the subsidiary, and are composed of executives as management directors, and include qualified independent non-executive directors where required by law or regulator preference. Directors of subsidiary boards are nominated based on their independence from the business and on board skills matrices approved by the subsidiary board. Under the Legal Entity Manual, each subsidiary is assessed as to its complexity based on criteria which include: size of assets, whether the subsidiary is operating, client-facing and/or regulated, and then placed into one of four categories of ascending degrees of governance. The operating directive creates uniform governance best practice, ensures proper oversight of each legal entity, and promotes thoughtful, effective and efficient processes around governance and clarifies the roles and responsibilities of the directors, officers and corporate units. The subsidiary’s corporate secretary works with the subsidiary board to implement the governance tools that are appropriate for the subsidiary and for the Bank. The governance tools and board procedures are aligned with those of the parent board.

Parent Company Oversight

The SGO supports the BMO board’s oversight of the activities of the subsidiaries and the enterprise’s organizational structure. The controls adopted ensure that accurate information is provided to the parent board. For example, the SGO provides the Governance and Nominating Committee with an annual Legal Entities Report that includes information on:

•	The structure of the subsidiary boards;
•	Statistics on subsidiaries by operating group, jurisdiction and assets;
•	The location of branches, representative offices and agencies;
•	Subsidiaries created, renamed, amalgamated and dissolved within the reporting period, with an explanation of the action; as well as
•	Spotlight information on relevant topics such as the background of non-executive directors, and the oversight of the Bank’s branches.

Our Board Approval and Oversight Requirements Policy and related guidelines require certain subsidiary related information to be escalated to a senior management committee or to the Bank’s board.

Parent board oversight over the activities of the subsidiaries also occurs through business reporting, which includes deep dives on line of business and legal entity activities, with linkage to the overall business strategy. In addition, there are regular communications between the Chairs of the parent and US holding company board committees.

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VI. Ethical Business Conduct

At a glance

•	Our Code of Conduct is rooted in our values and outlines our expectations for ethical behaviour
•	We support an ethical culture by providing an environment where concerns can be raised without fear of retaliation
•	BMO was named one of the World’s Most Ethical Companies by the Ethisphere Institute in 2020 for the third consecutive year

Code of Conduct and Ethics

BMO’s Code of Conduct, rooted in our values, outlines our expectations for ethical behaviour. The Code applies to all officers, employees and directors and is approved by the Board. In addition to mandatory officer and employee training every year, all officers, employees and directors must confirm that they have read, understood, complied and will continue to comply with the Code. The Chief Ethics and Conduct Officer is responsible for ensuring that awareness and understanding of ethical business principles are embedded in all aspects of our business and reports to the Audit and Conduct Review Committee of the Board on the state of ethical conduct in the organization.

A key element to fostering an ethical culture is providing a “Speak Up” environment where concerns can be raised without fear of retaliation. We support this and provide various resources for employees to raise concerns. We offer employees the option of reporting potential violations through a secure, confidential and, if desired, anonymous third party service.

The Board has also implemented whistleblower procedures for officers, employees and other stakeholders to confidentially and anonymously report concerns about accounting, internal accounting controls, or auditing matters. All concerns are investigated and breaches of the Code are dealt with expeditiously.

Insider Trading Policies

BMO has controls and safeguards to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. All officers and employees covered by our insider trading policies are required to disclose trading accounts to BMO’s compliance group to make arrangements to ensure that all trading activity in these accounts may be monitored. In addition, those officers and employees covered by these policies are required to pre-clear any securities trade with the Bank’s compliance group. BMO’s policies restrict directors, executive officers and certain other employees from personal trading in BMO securities during blackout periods that precede the release of BMO’s financial results. These restrictions are referred to as the BMO Windows Trading Program.

Director Conflict of Interest Policy

To ensure ethical and independent decision-making by the Board, we have a Directors’ Conflict of Interest Policy that provides general guidelines on conflicts of interest and related obligations to the Board should one arise. We also have a protocol to identify and deal with director conflicts of interest. Directors or executive officers with a material interest in a matter do not receive related Board or committee materials, and are not present for any related discussion or vote.

VII. Directors – Becoming a Director, Serving as a Director, Assessment, and Resignation Policy

At a glance

•	Shareholders vote for individual directors – not for a slate of candidates – and directors who do not get a majority of votes must offer to resign
•	Directors must offer to resign if they do not attend at least 75% of meetings of the Board and committees on which they serve
•	Individual directors evaluate the Board, its committees, and each other
•	The Governance and Nominating Committee uses the results of these assessments to recommend the mix of directors, process improvements, and continuing education opportunities
•	Directors must hold eight times their annual cash retainer in Shares or deferred share units
•	Directors cannot hedge their Shares or other securities

Bank of Montreal Management Proxy Circular	42

Becoming a Director – Nomination and Election of Directors

The Governance and Nominating Committee decides what skills and competencies the Board requires, assesses the skills of current Board members and identifies and recommends suitable director candidates, with the assistance of professional search firms as needed. We believe our directors should have the highest personal and professional ethics and integrity and be committed to serving the interests of the Bank, our Shareholders and other stakeholders. The Governance and Nominating Committee assesses the need for skills to manage the Bank’s risks and opportunities. This assessment helps determine if the Board needs new directors. In keeping with the Board’s Diversity Policy, potential candidates are screened for several attributes including ethics and integrity, range of experience, good business judgment, areas of expertise, personal skills and qualities, gender, age, ethnicity and geographic background. Professional search firms are provided with these attributes as an essential element of their search mandates, as applicable. The Governance and Nominating Committee also takes into consideration possible conflicts, and the candidate’s ability to devote sufficient time and commitment as a director. The Board has set a goal that each gender comprise at least one-third of the independent directors.

The policy on majority voting to elect directors is described on page 5 and is available on our website. See page 24 for a skills matrix setting out the skills and expertise of each of the nominee directors standing for election at the 2020 Shareholder meeting.

Board Tenure

The nominee non-employee directors on the Board average 7 years of service on the Board. Service ranges from 18 months to 16 years.

The Board approved a new approach to its Director Tenure Policy in 2009, as refined in 2011, 2013, 2015 and 2016, to ensure ongoing Board renewal, sustain Board performance, and add expertise. Directors who joined the Board prior to January 1, 2010 may serve until the earlier of when they turn 70 years of age or they have served 20 years. Directors who joined the Board on or after January 1, 2010, may serve until the earlier of when they turn 70 years of age or they have served 15 years. However, all directors will be allowed to serve for at least ten years, regardless of their age. In addition, the Chair may serve a full five year term as Chair, regardless of his or her age or how long he or she has been on the Board, and his or her term may be renewed for up to three more years. The Board has also approved term limits for the chairs of its committees – for committee chairs appointed after December 31, 2014, the normal term is five years with a possibility of renewal for up to three more years. In exceptional circumstances, to further the best interests of the Bank, the Board may on an annual basis decide in individual cases to waive the term and/or age limits stated above for directors, the Board Chair and committee chairs.

An officer will resign from the Board when no longer employed by the Bank. However, the Board may request a former CEO to continue as a director for a term not longer than two years.

Expectations and Responsibilities of Directors

Directors must devote sufficient time and energy to their role as a Bank director to effectively discharge their duties to the Bank and the Board. Directors are expected to review meeting materials in advance of meetings to facilitate discussion and to probe and, as appropriate, challenge management, while making informed business judgments and exercising oversight. Board meeting dates are established well in advance and directors are expected to be prepared for and to attend all required meetings. Annually, directors must attend at least 75% of all meetings of the Board and the committees on which they serve or offer to resign at the end of the fiscal year.

Director Compensation

The Governance and Nominating Committee annually reviews and benchmarks directors’ compensation against the Bank’s competitors to ensure it is competitive and consistent with the responsibilities of directors. A flat fee structure was adopted in fiscal 2012 (see page 25 for further information about our director compensation philosophy). Directors’ compensation is disclosed on pages 25 and 26.

The Board approved amendments to the director share ownership guidelines, effective October 25, 2011, in conjunction with the adoption of its flat fee structure. Each non-employee director must hold at least eight times the cash retainer portion of his or her annual fee in either Shares or deferred share units. Newly appointed board members would be expected to build up the minimum share ownership requirement over time, which is accelerated by all remuneration being required to be paid in DSUs or in Shares until the requirement is met. At February 6, 2020, all non-employee

43	Bank of Montreal Management Proxy Circular

directors met the minimum share ownership requirements. Directors’ current Share and deferred share unit holdings are listed in their respective profiles on pages 13 to 18.

The Board has adopted a policy prohibiting directors, senior executive officers and employees of the Bank from hedging their economic interest in Bank Shares, securities or related financial instruments.

Assessment of the Board, Committees, Directors, and Chairs

Each director annually completes an anonymous Board self-assessment survey, the results of which are compiled confidentially by an outside consultant, and has an annual one-on-one interview with the Chair. The interview typically covers the operation of the Board, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, and strategic direction and process. The Board uses a skills matrix (see page 24) to review the skills of directors and the Board as a whole. The matrix outlines skills and experience based on broad categories relating to business and management skills and capabilities.

Each Board committee is separately evaluated through the annual survey. The assessment process is similar to that for the Board. It includes each director’s views on the operation of the committees, the adequacy of information provided to committee members, and agenda planning for committee meetings, taking into account the relevant committee charters.

The annual survey also includes a peer evaluation process for feedback on the effectiveness of individual directors. Every director assesses the contribution of each of their peers relative to the performance standards for the director position description. The results are also compiled confidentially by an outside consultant. The Chair receives the results of each director’s peer assessment and meets with each director to discuss them.

The Governance and Nominating Committee assesses the Chair’s performance annually, with input from each director, taking into account the position description. The results are reviewed with the Board and the Chair.

The contribution and effectiveness of each committee’s chair are assessed annually against their respective committee objectives and the standards of their respective position description. The Chair discusses the results with each committee chair individually.

The Governance and Nominating Committee monitors and tracks progress of improvement opportunities identified through the self-assessment process, and the Board and its committees continuously refine various aspects of their practices as a result of the assessments. For example:

(i) each year, issues are identified which help with creating annual objectives for the Board, (ii) these objectives are set out at the beginning of each Board package and are discussed at each Board meeting in order to see whether it is making progress in meeting them, and (iii) the assessments inform the Board’s meeting agenda, as well as the agendas of the Board’s committee meetings.

Resignation Policy

Directors must offer to resign if they:

•	change their principal occupation,
•	fail to receive a majority of votes for election at an uncontested Shareholder meeting, or
•	fail to meet the annual 75% meeting attendance requirement.

The Governance and Nominating Committee will recommend to the Board whether to accept or reject the resignation, unless the resignation is a result of failing to achieve a majority vote at an annual shareholder meeting, in which case it will be accepted absent exceptional circumstances.

VIII. Committees of the Board

At a glance

•	The Board’s four committees each consist entirely of independent directors
•	The roles and responsibilities of each committee are set out in formal written charters (available on our website)

The Audit and Conduct Review Committee—oversees the integrity of our financial reporting, the effectiveness of our internal controls (including internal control over financial reporting), disclosure controls and procedures, our compliance with legal and regulatory requirements and the organizational structure, resources and effectiveness of the finance, legal & regulatory compliance and anti-money laundering functions. This committee also reviews and assesses the qualifications, independence, and performance of the Shareholders’ auditors.

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It sets standards of ethical business conduct for directors, senior management, and employees. It approves the Sustainability Report (formerly known as the Environmental, Social and Governance Report) & Public Accountability Statement and oversees sustainability governance. It oversees procedures for complying with self-dealing provisions of the Bank Act (Canada). It also monitors consumer protection measures and procedures for dealing with customer complaints, plus the use and disclosure of personal customer and employee information.

In addition to being independent, each member of the Audit and Conduct Review Committee is financially literate, as defined in CSA, SEC, and NYSE rules or standards. Jan Babiak, Linda Huber and Philip Orsino are Audit Committee Financial Experts as defined by SEC rules. Definitions of “financially literate” and “Audit Committee Financial Experts” are found in the Audit and Conduct Review Committee Charter (available on our website).

See pages 29 and 30 for a report on this committee’s membership and activities in 2019. Additional Information respecting this committee is set out in our 2019 Annual Information Form under “Audit and Conduct Review Committee Information”.

The Governance and Nominating Committee—develops governance principles and guidelines for the Board and the Bank. It identifies and recommends candidates for election or appointment to the Board, and reviews our process for orienting and assessing the Board, its committees, and directors. This committee also reviews Shareholder proposals and recommends appropriate responses. Each year, the Governance and Nominating Committee reviews all Board committee charters, position descriptions, and the Board’s mandate to confirm that they meet or exceed all regulatory requirements and best practices.

See pages 31 and 32 for a report on this committee’s membership and activities in 2019.

The Human Resources Committee—helps the Board fulfill its oversight duties for the appointment, evaluation, compensation and succession planning of the CEO and other senior executives. It oversees the Bank’s strategy for attracting, retaining and developing high quality leaders at all levels with the capabilities to execute the Bank’s strategic goals. This committee has oversight over the philosophy and principles of compensation programs, the design and application of material compensation programs, and share ownership guidelines. This committee is responsible for overseeing that the Bank’s material compensation programs meet the Bank’s compensation principles and risk profile and do not encourage excessive risk-taking.

The Human Resources Committee works with a full-time executive responsible for talent strategies. It annually reviews succession planning for the CEO and all senior executives. This includes a thorough review of potential successors’ capabilities and development plans. This committee also annually reviews the in-depth talent and succession report for the entire executive group. This assessment, which includes roundtable talent assessments of the Bank’s executives, also details the current and projected leadership demographics, vacancy risks and capabilities and readiness of the successor pool. This committee also reviews detailed reporting on the profile, capabilities and development planning of the Bank’s emerging leaders against the projected executive needs of the Bank. In addition, the Human Resources Committee assesses the enterprise’s culture, including our progress against our diversity, inclusion and employee engagement strategy and representation goals for women, people with disabilities, visible minorities, Indigenous people, the LGBTQA community and other groups.

See pages 32 and 33 for a report on this committee’s membership and activities in 2019.

The Risk Review Committee—helps the Board perform its oversight duties for identifying and managing risk and complying with risk-related regulatory requirements. At least annually, this committee reviews and recommends to the Board the Bank’s Risk Appetite Framework, which includes the Risk Appetite Statement. The committee also reviews the organizational structure, resources and effectiveness of the risk management function. In addition, it reviews and, as applicable, approves our risk management corporate policies, reviews and/or ratifies transactions involving a material amount of risk and recommends to the Board the limits and risk-taking authority to be delegated to the CEO.

See pages 34 and 35 for a report on this committee’s membership and activities in 2019.

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IX. Communications and Shareholder Engagement

At a glance

•	The management Disclosure Committee oversees the timely public release of material information about the Bank
•	Disclosure controls and procedures ensure material information is effectively communicated internally
•	Our Shareholder Engagement Policy (available on our website) promotes open dialogue and the exchange of ideas with Shareholders

The Audit and Conduct Review Committee reviews and approves the Disclosure Policy every other year. The policy covers the timely distribution of all material non-public information. It sets out guidance for determining material information and ensures proper (non-selective) disclosure and wide distribution of material information.

The Disclosure Committee consists of members of senior management including the Chief Financial Officer (“CFO”), who chairs it. This committee reviews all annual and interim filings and oversees the timely public release of material information about the Bank. The CFO and General Counsel together decide what information is material and therefore publicly disclosed.

We have a rigorous attestation process to support the certifications by the CEO and the CFO on the adequacy of our financial disclosure. Our most senior executives must make representations (quarterly and annually) to our Chief Accountant. This includes declaring that any potentially material issues they know of have been escalated to the Chief Accountant under our financial governance processes. The representations are specific to the executive’s area of responsibility.

Maintaining an ongoing dialogue with our shareholders is important for the Board, and our Shareholder Engagement Policy, which encourages open dialogue and the exchange of ideas, sets out the ways in which Shareholders can communicate with the Board and management. We communicate with Shareholders and other stakeholders through various channels, including our annual report, management proxy circular, annual information form, Sustainability Report & Public Accountability Statement, quarterly reports, news releases, website, industry conferences and other meetings. In addition, our quarterly earnings call is open to all, and features a live webcast and question and answer period. We also hold our annual meeting of Shareholders, with a live webcast, so all our Shareholders can participate. In addition, our website provides extensive information about the Board, its mandate, the Board committees and their charters, and our directors.

Feedback from institutional Shareholders comes from one-on-one or group meetings, and by email or telephone from retail Shareholders, in addition to regular informal interactions on specific questions between our Investor Relations department and Shareholders. Every two years, our Chair hosts a luncheon with our largest institutional Shareholders, without BMO management present. Our Chair hosted an institutional shareholders’ luncheon in January 2019 that included all of our Board committee chairs and representatives of 9 investor firms and the Canadian Coalition for Good Governance. Afterwards, our Investor Relations team and senior leaders followed up with attendees to address any outstanding concerns related to management activities.

Our Corporate Secretary’s department, Investor Relations team and ESG/Sustainability team maintain an ongoing dialogue with a variety of stakeholders in order to understand what’s important to them and to discuss topical issues. They also reply promptly to Shareholder concerns and take appropriate action. The Board believes these procedures reflect best practices in Shareholder engagement.

To communicate directly with the Board, Shareholders can use the contact details below, in item XV, “Contacting our Board”.

X. Succession Planning for Senior Management

The Board is responsible for appointing the CEO and other members of senior leadership; monitoring senior leadership’s performance, goals, assessments and rewards; developing, reviewing and monitoring the CEO succession plan; and reviewing at least yearly the succession strategy for all other senior leadership positions.

The Human Resources Committee reviews BMO’s senior leadership pipeline every year and has developed succession plans for the CEO and other senior executive roles. In fiscal 2019, the Committee appointed new leaders to key functions as part of its succession planning: Chief Technology and Operations Officer; Chief Risk Officer; Group Head, BMO Capital Markets; Chief Anti-Money Laundering Officer, Head, People & Culture and Chief Human Resources Officer; and Group Head, North American Personal Banking & US Business Banking.

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XI. Gender Diversity in Senior Management

At a glance:

•	40% of our senior leader roles, and more than one-third of our independent directors, are women
•	We are the only Bank in the top 25 companies listed in the Thomson Reuters Global Diversity & Inclusion Index
•	BMO was recognized in the 2020 Bloomberg Gender Equality Index for the fifth consecutive year
•	In 2019, BMO was honoured with a Women Corporate Directors Visionary Award for its decades long commitment to advancing women in leadership

BMO’s commitment to gender diversity is evident across all levels of the organization. Representation of women remains significant at all levels at BMO, with a strong overall representation rate of 54.6%. Today, 40% of our senior leader roles (including the executive and managing director levels) and more than one third of our independent board members are women. In 2019, BMO was the first Canadian bank to sign the United Nation’s Women’s Empowerment Principles. We were also listed on the Bloomberg Gender-Equality Index for the fifth year in a row. Our commitment to gender diversity also aligns with our pursuit of sustainable business opportunities, such as our commitment to make $3 billion in capital available for women business owners in Canada over three years.

As part of the Bank’s leading talent practices, we work to ensure gender diversity in our succession slates (which include three potential successors for every executive position), as well as in candidate slates for all open executive officer positions. To monitor our progress on the advancement of women and develop a healthy pipeline of female talent, we also:

•	Identify top talent and implement development plans for high-potential women
•	Monitor the number of women in senior leadership roles and those in the pipeline as emerging leaders at monthly talent roundtable meetings with senior leaders
•	Identify and remove barriers that women commonly encounter in their careers to provide access to leadership and development opportunities
•	Require that the profiles of diverse executives be reviewed and considered for openings on subsidiary boards

By achieving gender diversity and an equitable and supportive workplace, the Bank maximizes the potential of its workforce, broadens the perspective in decision-making and enhances client service throughout all lines of business.

Our vision 2020 target is equitable representation with a minimum of 40% men or women at senior leadership level. We have already achieved 40.6% as at October 31, 2019. In 2020, we will establish new representation goals and diversity & inclusion priorities to take us to 2025. Our gender diversity representation goals do not explicitly focus on our executive officer positions; however, our overall company goal creates a healthy feeder pool that supports planning and succession strategies at the most senior levels of the Bank. This focus allows us to ensure the continued growth of women among our senior leadership ranks. As of October 31, 2019, 4 out of 12 (or 33%) executive officer positions, as well as the position of Chief Auditor, were held by women.

XII. Sustainability

At a glance:

•	Released our Sustainability Report to coincide with our Annual Report, to align our sustainability disclosure with our financial disclosure
•

Rolled out training focused on the Task Force on Climate-related Financial Disclosure (TCFD) and climate change for our Board of Directors on the emerging risks and opportunities associated with climate change

•	Aligned our climate-related disclosure with TCFD recommendations
•	Developed an innovative TCFD Index showing integration of our disclosure

As part of the Bank’s Purpose to “Boldly Grow the Good – in business and in life”, BMO has committed $400 billion for sustainable finance by 2025. The $400 billion includes mobilizing $150 billion in capital to support companies pursuing sustainable outcomes. This includes $250 billion in client investments, which, as trusted advisors, we will help to align with sustainable objectives. The Bank is also seeding the Impact Investment Fund with $250 million of its own capital and inviting clients to invest alongside it.

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Board-level oversight of sustainability disclosure and governance is embedded in the charter of our Board’s Audit and Conduct Review Committee. This committee meets with the Chief Sustainability Officer and the General Counsel to review and discuss sustainability topics like climate change and matters reported to the BMO Sustainability Council. The Sustainability Report, including the climate related disclosure, is also reviewed by the full Board of Directors. BMO’s directors are evaluated based on a skills matrix that specifically includes experience related to sustainability. The Board also receives training on sustainability topics. For example, climate change risk and disclosure training was developed and made available to all BMO directors as part of BMO’s implementation of the recommendations of the Task Force on Climate-related Financial Disclosures.

XIII. Compliance with Stock Exchange Standards

Our Shares are listed for trading on the TSX as well as on the NYSE. We are classified as a ‘foreign private issuer’ under the New York Stock Exchange Listed Company Manual (“NYSE Rules”) and because certain of our other securities are listed on the NASDAQ, under the Nasdaq Stock Market Rules (“Nasdaq Rules”).

We are therefore permitted to follow home country practice instead of certain governance requirements set out in the NYSE Rules or the Nasdaq Rules, respectively, provided that we disclose any significant differences between our governance practices and those required to be followed by U.S. domestic companies under the NYSE Rules or the Nasdaq Rules. Further information regarding these differences is available on our website at www.bmo.com/home/about/banking/corporate- governance/select-documents.

XIV. Additional Governance Information

This statement refers to documents on our website at www.bmo.com/corporategovernance. Print copies are available to Shareholders free of charge who ask the Corporate Secretary’s department at:

Bank of Montreal

21st Floor, 1 First Canadian Place Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785 Fax: (416) 867-6793

Email: corp.secretary@bmo.com

Financial information about us is in our consolidated financial statements and management’s discussion and analysis for the fiscal year ended October 31, 2019. Copies of these reports are available from the Corporate Secretary’s department at the address above. This (and other information about the Bank) is available on our website, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the SEC website at www.sec.gov/info/edgar.shtml.

Documents available on our website or from our Corporate Secretary’s department include:

•	Our Code of Conduct
•	Our By-Laws
•	The Board Mandate and charters for each of the Board’s committees
•	Position descriptions for each of the Chair, the committee chairs and the directors
•	Director Independence Standards
•	Statement of Corporate Governance Practices
•	Director Conflict of Interest Policy
•	Board Diversity Policy
•	Shareholder Engagement Policy
•	Proxy Access Policy
•	Majority Voting Policy
•	Sustainability Report & Public Accountability Statement

XV. Contacting our Board

Shareholders, employees and other interested parties may communicate directly with the Board through the Chair, by writing to:

Chair of the Board of Directors

BMO Financial Group

P.O. Box 1, First Canadian Place

100 King Street West

Toronto, Ontario M5X 1A1

Email: board.directors@bmo.com

Bank of Montreal Management Proxy Circular	48

Board Mandate

The Board of the Bank is responsible for supervising the management of the business and affairs of the Bank. In carrying out these responsibilities and discharging its obligations, the Board will, either directly or through its committees, perform the duties set out in this Board Mandate and such other duties as necessary or appropriate, including:

1.   Culture of Integrity

1.1	approving and monitoring compliance with BMO’s Code of Conduct; and
1.2

satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

2.   Governance

2.1

providing stewardship and using its collective expertise, skills, experiences and competencies, to probe, provide proactive, timely, objective and thoughtful guidance to, and oversight of, senior management;

2.2	developing the Bank’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines;
2.3	establishing appropriate structures and procedures to allow the Board to function independently of management;
2.4	establishing Board committees, appointing Board committee chairs and approving their respective charters to assist the Board in carrying out its duties and responsibilities;
2.5

evaluating, on a regular basis, the Board, its committees and individual directors, and reviewing the size, composition and policies of the Board and its committees with a view to the effectiveness, contribution, skills and independence of the Board and its members;

2.6	approving the Bank’s Board Approval/Oversight Guidelines, which set out the roles and responsibilities of the Board and management; and
2.7

overseeing the process pursuant to which the Office of the Superintendent of Financial Institutions (“OSFI”) is to be promptly notified of any potential changes to the membership of the Board and senior management.

3.   Strategic Planning Process

3.1

overseeing the Bank’s strategic planning process and annually approving a strategic plan, which takes into account, among other things, the opportunities and risks of the Bank’s business, its risk appetite, levels of capital and liquidity, emerging trends, and the competitive environment in the industry;

3.2	supervising the implementation and effectiveness of the Bank’s approved strategic and operating plans taking into consideration its risk appetite framework;
3.3

reviewing, approving and monitoring performance against the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and

3.4	reviewing and approving all major initiatives, corporate decisions and transactions, as well as applicable funding transactions.

4.   Risk Management, Internal Controls and Organizational Structure

4.1	overseeing that processes are in place to identify the principal risks of the Bank’s businesses and requiring the implementation of appropriate systems to measure and manage these risks;
4.2	reviewing and approving at least annually the Risk Appetite Framework (as defined in the Risk Review Committee charter);
4.3	monitoring risk management activities for sufficient independence, status and visibility;
4.4

reviewing and approving at least annually significant policies and practices that require respect for, and compliance with, applicable legal, regulatory and internal requirements and obtaining reasonable assurance about the Bank’s compliance;

4.5	overseeing the Bank’s internal controls and management information systems and monitoring their integrity and effectiveness;

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4.6	reviewing reports provided by management on the effectiveness of internal control over financial reporting;
4.7	reviewing and approving at least annually the Bank’s organizational structure; and
4.8	satisfying itself, to the extent feasible, that the Chief Executive Officer and other executive officers promote an appropriate and sound risk culture throughout the organization.

5.   Communications and Public Disclosure

5.1	reviewing and approving the Bank’s significant disclosure documents including financial statements;
5.2

approving the Bank’s disclosure policy that provides for timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;

5.3	periodically assessing the Bank’s Shareholder Engagement Policy and monitoring feedback received from the Bank’s stakeholders; and
5.4

overseeing a process whereby shareholders and other stakeholders may communicate directly with the Bank’s independent directors through the Chair of the Board by furnishing publicly available instructions in the Bank’s management proxy circular and/or on its website.

6. Evaluation and Succession Planning

6.1

overseeing the Bank’s succession planning processes including the appointment, training, compensation and performance assessment of the Chair of the Board, Board committee chairs, independent directors, the Chief Executive Officer and other senior executives as well as the heads of the oversight functions;

6.2

establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer, monitoring progress against those expectations and dismissing and replacing the Chief Executive Officer as necessary;

6.3	approving the selection criteria for new directors, nominating directors for election, appointing Board committee members, and reviewing the independence of directors; and
6.4

establishing expectations and responsibilities of the Chair of the Board, the Chief Executive Officer, the chairs of each committee of the Board and other directors, which includes the approval of the position descriptions for each of the foregoing.

7. Definitions

“Bank” means Bank of Montreal and as the context requires, subsidiaries of the Bank.

“Board” means the Board of Directors of Bank of Montreal.

Indebtedness of Directors and Executive Officers

To the knowledge of the Bank, as at January 31, 2020, and other than “routine indebtedness” (as such term is defined in securities legislation) and as set out below, there was no outstanding indebtedness to the Bank or its subsidiaries incurred by current and former directors, director nominees, executive officers and employees of the Bank and its subsidiaries and their respective associates, and there was no outstanding indebtedness incurred by any of such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Bank or its subsidiaries.

We do not make personal loans to our directors and executive officers, as the United States Sarbanes-Oxley Act of 2002 defines these terms, except if the loans meet the requirements of this law. We are not required to disclose routine indebtedness as Canadian securities laws define it.

There was no indebtedness owed by any individual who is, or was during the most recently completed fiscal year, a director or executive officer of the Bank, each proposed nominee for election as a director of the Bank, and each associate of any such person, except for routine indebtedness as defined in securities legislation and indebtedness that has been entirely repaid at the date of this circular.

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Total Indebtedness

The following table shows the aggregate indebtedness outstanding at January 31, 2020 to the Bank or its subsidiaries incurred by employees of the Bank and its subsidiaries. This amount excludes “routine indebtedness” as such term is defined in securities legislation.

Purpose	To us or our subsidiaries
Other	$23,741,297

Directors’ and Officers’ Insurance

The Bank maintains, at its expense, directors’ and officers’ liability insurance on a global basis. The insurance may provide coverage in circumstances where the Bank does not, or is not permitted to, indemnify its directors and officers for their acts and omissions. This insurance program has a limit of $300,000,000, nil deductible, and renews on an annual basis. At the most recent renewal, the Bank paid $1.5 million in net premium to maintain this insurance.

Normal Course Issuer Bid

On May 30, 2019, we announced a new normal course issuer bid (NCIB), commencing on June 3, 2019 and ending on June 2, 2020, under which we may repurchase for cancellation up to 15 million Shares, representing approximately 2.3% of the “public float” (as defined by the TSX) of our Shares as of the date specified in the notice filed with the TSX regarding the NCIB.

Shareholders may obtain a copy of the notices filed with the TSX, without charge, by contacting us at:

Bank of Montreal

Corporate Secretary’s Department

100 King Street West

1 First Canadian Place, 21st Floor

Toronto, Ontario

Canada M5X 1A1

Telephone: 416-867-6785

Fax: 416-867-6793 /

Email: corp.secretary@bmo.com

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Shareholder Proposals

Mouvement d’éducation et de défense des actionnaires (“MÉDAC”), 82 Sherbrooke Street West, Montreal, Québec, H2X 1X3 submitted the following proposals for your vote. An English translation and MÉDAC’s supporting comments, in italics, are set out in full below.

            Proposal No.1

Competitiveness and Protection of Personal Information

It is proposed that the Board of Directors inform shareholders of the investments that the Bank intends to make over the next five years to upgrade its computer systems in order to increase its competitiveness while ensuring greater protection of personal information.

Supporting Statement

In a recent report on banking published by PWC, the President and CEO of the Canadian Bankers Association stated that most banks have legacy systems. Harnessing the potential of artificial intelligence and applying its possibilities to legacy systems are obviously very complex, both in designing solutions and offering them on the market. This represents a serious concern since the systems’ obsolescence makes the Bank more vulnerable to cyber-attacks and less agile to explore the full potential of artificial intelligence.

Aware of the sensitivity of such information, as shareholders and consumers of financial products, we ask that the following information be disclosed:

•	monies to be invested over the upcoming years in order to upgrade the systems;
•	investment to be made in human capital development in order to adapt human resources to these new technologies;
•	means identified by the Bank to assist customers whose personal information has been stolen, including:
•	credit report monitoring by Equifax and setting up alert notifications in case of major credit score changes indicating unusual transactions;
•	Internet scan to see if personal information of the member is being used on suspicious Internet sites;
•	identity restoration: taking the necessary steps to restore the identity of a member who has been the victim of identity theft.

We believe that the disclosure of such information would reassure both shareholders and customers in their relationships with the Bank.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE THIS INFORMATION ALREADY EXISTS IN THE BANK’S PUBLIC DISCLOSURE.

The Bank provides extensive disclosure concerning the strategic and critical investments we make to remain competitive, protect data privacy and mitigate cybersecurity risks.

We recognize the significant importance of ensuring the protection of personal information and safeguarding our customers, employees, information and assets from exposure to criminal risk. The full Board is responsible for strategic planning related to technological innovation, enterprise data, analytics, AI strategies and governance, cybersecurity and digitech partnerships. All elements of our risk management framework are reviewed on a regular basis by the Risk Review Committee of the Board to provide effective guidance for the governance of our risk-taking activities. In addition, the Audit and Conduct Review Committee reviews and discusses the bank’s major risk exposures, and the operational safeguards the company has implemented to monitor and control such exposures.

As a leading Schedule I Canadian bank and a federally regulated financial institution, BMO is governed by the strictest standards including the guidance on technology and cybersecurity issued by the Office of the Superintendent of Financial Institutions (OSFI) as well as the cybersecurity guidance from the Canadian Securities Administrators (CSA). Like others in the industry, we face common banking information security risks, including the threat of hacking, loss or exposure of customer or employee information, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption.

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We continue to increase investments in technology, talent and processes to prevent, detect and manage cyber security threats both within BMO and at our service providers. Banking is changing, and we are leaders in driving that change. This includes significant investments made to modernize our technology infrastructure and replace legacy systems.

In our 2019 Management Discussion & Analysis, we list specific areas we have invested in, including:

•

The benchmarking of best practices across the banking and cybersecurity industries, external review of incidents related to cyber security, evaluation of the effectiveness of our key controls and development of new controls, as needed, with ongoing investments in both technology and human resources. We actively participate in thought leadership forums to learn about emerging threats.

•	Assessments of our third-party service providers to monitor their alignment with bank standards.
•

Working with information security and industry groups to bolster our internal resources and technology capabilities in order to improve our ability to remain resilient in a rapidly evolving threat landscape.

We have invested significantly in research and the application of new technology to protect, monitor and mitigate against these threats. On January 7, 2019, we announced that we had established a new Financial Crimes Unit bringing together existing capabilities around cybersecurity, fraud, and physical security from across the enterprise into an integrated central function and invested in new talent and technology to further augment these capabilities.

We provide several channels for customers to report suspicious activities and receive assistance on security and fraud concerns. We also recommend ways for customers to keep their personal information safe, as well as software and services provided by trusted technology partners to help customers proactively protect themselves online.

We supplement our ongoing technological modernization with an investment in talent and employee skills. The emergence of big data and artificial intelligence, for example, requires people and machines to work together to learn, adapt and perform to meet the rapidly evolving expectations of our customers and employees. Strategic workforce planning helps to ensure BMO has the right skills at the right time to support business outcomes. We continue to build the workforce of the future by investing in campus recruitment, re-skilling programs and a strategic “future of work” curriculum to provide employees with skills in areas such as data science and cybersecurity.

The Bank has invested significantly in its technology and its people and we will continue to make the investments necessary to stay competitive, to serve our customers and to protect their personal information.

For these reasons, the Board recommends a vote “AGAINST” this proposal.

          Proposal No. 2

Diversity Target

It is proposed that the Bank set a target of more than 40% of the Board members for the next five years.

Supporting Statement

For several years now, Canadian banks have paved the way for a greater female representation on boards of directors and at the most senior corporate levels. They have implemented policies and taken steps to foster gender diversity. However, none of the big Canadian banks has updated its targets for female representation on its board of directors since the adoption of Regulation 58-101 respecting Disclosure of Corporate Governance Practices in 2014. It should be noted that under such Regulation, most Canadian issuers listed on the Toronto Stock Exchange are invited to disclose whether they have adopted a target (number or percentage) regarding female representation on their boards of directors. The following table illustrates the situation well:

53	Bank of Montreal Management Proxy Circular

Bank	% of women among independent directors	Target

BMO	36%	At least 33% of both genders

NBC	38%	At least 33% women

CIBC	50%	At least 30% of both genders

Scotia	46%	At least 30% of both genders

Royal	42%	At least 30% of each gender

TD	38%	At least 30% of both genders

Since banks often serve as models of good corporate governance for small and medium-sized businesses, failure to update their targets may suggest that the existing targets are still the objective to be achieved. However, it is recognized that there are more qualified women than positions to be filled and that different stereotypes and biases have prevented women from accessing such functions. In this context, it is therefore proposed that the Bank amend its diversity policy in order to increase to 40% the minimum representation of both genders on its board of directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE (1) BMO IS A RECOGNIZED LEADER IN GENDER DIVERSITY; (2) 45 PERCENT OF OUR INDEPENDENT DIRECTORS STANDING FOR ELECTION AT THIS ANNUAL MEETING ARE WOMEN; AND (3) THE BOARD WISHES TO MAINTAIN FLEXIBILITY TO ACHIEVE GREATER DIVERSITY IN AREAS BEYOND GENDER.

BMO’s commitment to gender diversity is evident across all levels of the organization. BMO puts diversity and inclusion at the center of every leadership discussion and is pleased that it continues to be a leader in gender diversity both in management and in the boardroom.

We are a signatory of the Catalyst Accord 2022 and a member of the 30% Club. We were the first Canadian bank to sign the United Nation’s Women’s Empowerment Principles. In recognition of our initiatives, we were honoured in 2019 with a Visionary Award from the Women Corporate Directors Foundation for our decades long “deep commitment to advancing women’s leadership”. We were recognized in the 2020 Bloomberg Gender Equality Index for the fifth consecutive year.

At the center of it, we believe a diverse Board helps us make better decisions. Our written Board Diversity Policy includes the goal that each gender comprise at least one-third of the independent directors, and the Governance and Nominating Committee considers this when undertaking the process of recruiting new Board members. This is better than the North American average and, by establishing a floor for each gender, the Board is ensuring fair representation of each gender over time. At the 2020 Annual General Meeting, 45% (5 out of 11) of our independent directors standing for election are women.

While the actual level of gender diversity on our board exceeds our stated goal, this may fluctuate as the Board positions itself to be made up of highly qualified directors whose diverse backgrounds reflect the changing demographics of the markets in which the Bank operates, the talent available with the expertise required, and the Bank’s evolving customer and employee base. Furthermore, our Directors are subject to term limits and expertise requirements that may impact the percentage representation. Therefore, the Board must have the flexibility, particularly as it reduces in size, to allow for these fluctuations and to meet regulatory requirements.

The overly prescriptive nature of the shareholder proposal could impede the bank’s flexibility to achieve greater diversity in areas beyond gender. The current diversity goal has sufficiently demonstrated, through actual results, that gender diversity is top of mind for the BMO Board, and that the current goal is effective to ensure the Board remains a leader in gender diversity.

For these reasons the Board recommends a vote “AGAINST” this proposal.

Bank of Montreal Management Proxy Circular	54

          Proposal No. 3

Harrington Investments Inc. (“Harrington”), 1001 2nd Street, Suite 325, NAPA, California 94559, submitted the following proposal for your vote. Harrington’s supporting comments, in italics, are set out in full below

Whereas, the Intergovernmental Panel on Climate Change, a scientific body of the United Nations, issued a dire warning in October 2018 that global warming emissions are accelerating, and we are on the verge of a series of escalating climate events, imperiling life on the planet;

Whereas, the Intergovernmental Panel on Climate Change concluded that to avoid the environmental abyss, we will have to cut the emission of global warming gasses 45% from 2010 levels in which we have only 12 years left to make this happen;

Whereas, our bank since two thousand ten has publicly committed to being carbon neutral;

Whereas, our bank has committed to supporting renewable energy, to purchasing carbon offsets to neutralize remaining emissions, is a respondent to the Carbon Disclosure Project, Dow Jones Sustainability Index, and other sustainability reporting frameworks,

Whereas, our bank professes to support the United Nations Sustainable Development Goals for a more sustainable global economy and society by 2030;

Whereas, the Bank of Montreal is a signatory of the United Nations Principles of Responsible Investment since two thousand fourteen, another voluntary corporate code of conduct;

Whereas, in the Banking on Climate Change: Fossil Fuel Finance Report Card two thousand nineteen, the Bank of Montreal is identified as financing the fossil fuel industry;

Whereas, our bank from 2016 through 2018 has provided fossil fuel financing of over $56 billion, although our C.E.O. stated: “for us, sustainability isn’t an add on. It’s integral to how we work, manage risk, and drive long term growth,” and “. . . in facilitating the transition to a lower carbon economy, we not only assess social and environmental risk as part of our responsible banking approach, we were one of the first banks globally to publicly support the recommendations of the Task Force on Climate related Financial Disclosure”;

Resolved: Shareholders request that our Board of Directors assess the incongruities of our bank’s lending history and financing criteria regarding fossil fuel loans and public statements regarding sustainability and climate change and make recommendations to shareholders on how to bring the company’s policies, practices and statements into better alignment.

Supporting Statement

Numerous public agencies and local governments in Canada and the United States have taken legislative action to restrict the extraction and transportation of fossil fuels to prevent potential catastrophic climate events and increasing danger to the health and safety of the public.

Banking on Climate Change identified our bank making fossil fuel loans to companies engaged in oil, gas and coal, stating that our bank had no exclusions of fossil fuel expansion or commitments to phase out such financing.

While our bank has made public comments and supported voluntary sustainability agreements, there is nothing in our company’s governance documents relating to the bank’s policies regarding lending capital to businesses that produce or transport fossil fuels.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE THERE IS NO INCONGRUITY IN OUR APPROACH.

There is no incongruity in our approach to climate change and sustainability issues. We believe the transition to a more sustainable future must recognize the concurrent goals of meeting current energy needs and protecting our environment for future generations. Indeed, the Paris Agreement adopts the same objective by seeking to combat climate change whilst recognizing that oil and gas will remain a part of the global energy mix for decades to come. Meeting energy needs while supporting a transition to a lower-carbon economy will be critical in pursuing climate goals.

55	Bank of Montreal Management Proxy Circular

We are well positioned to influence our clients across the global energy industry to help them continue to meet energy needs responsibly. Within this context, North American firms can provide a source of global energy with higher standards of Environmental, Social and Governance (ESG) performance than many alternatives.

We are developing with clients new ways to identify and implement sustainable, low-carbon solutions. In 2019 we pledged to mobilize $400 billion in sustainable finance by 2025, including $150 billion in financing for clients pursuing sustainable outcomes. This $150 billion will include bringing transition finance products to market, helping our clients finance the investments they need to make in their businesses to transition to a lower-carbon future. We have resourced these efforts with a dedicated team and are growing risk-weighted assets and our product offerings to achieve these goals. Our recently announced $250 million Impact Investment Fund will see us partner with businesses to drive innovation that mitigates climate change, manages risk and embraces opportunities for growth. We are deeply committed to financing renewable energy opportunities and investing to grow the share of renewable energy over the period of global transition.

We are adopting and advancing best practices in climate risk analysis for the financial sector as one of the first global supporters of the TCFD recommendations and active participants in the United Nations Environment Programme for Financial Institutions (UNEP-FI) working groups on climate related risk analysis. We are pursuing innovative approaches to manage climate-related financial risk and are taking concrete action to implement the recommendations of the TCFD across our businesses, including through climate related scenario analysis. Disclosures on our Climate Report were developed to align with the recommendations of the TCFD. Adopting the recommendations of the TCFD, our 2019 Climate Report discloses that BMO’s lending to carbon-related assets represented approximately 3.3% of our total lending portfolio. Approximately 55% of our lending to power generation involved low-carbon energy.

There is no incongruity in our approach. Over the course of our history, BMO has remained committed to our stakeholders and communities and will continue to do so, supporting them as they respond with innovation to periods of transformation.

For these reasons, the Board recommends a vote “AGAINST” this proposal.

          Withdrawn Shareholder Proposal

B.C. Government and Service Employees’ Union General Fund and B.C. Government and Service Employees’ Union Defence Fund, 4911 Canada Way, Burnaby, B.C. V5G 3W3 has submitted a proposal which has been withdrawn based on the Bank’s confirmation as described below. The withdrawn proposal dealt with a request that the Bank set targets and make annual disclosures related to financed emissions.

While the Bank believes that, to ensure consistency and comparability, disclosure standards on matters such as financed emissions should be determined by securities and other regulators and good international industry practice, as part of its ongoing work on financed emissions with the aim of working toward disclosure of the Scope 3 emissions (as defined by the Green house Gas (GHG) Protocol) of relevant portfolios, the Bank has agreed to provide updates on its evaluation of various methodologies and mechanisms for quantification and disclosure of financed emissions. In connection with such evaluation, the Bank will monitor developments and reporting from the Partnership of Carbon Accounting Financials (PCAF) and the Science Based Targets Initiative Financial Institutions Expert Advisory Group, both of which are working to develop methodologies for the quantification and analysis of financed emissions. The Bank has further agreed to periodically update BCGEU on progress in its assessment of such methodologies and to continue good-faith dialogues on climate-related risk.

Bank of Montreal Management Proxy Circular	56

Message from the Chair of the Human

Resources Committee

Our main responsibility as BMO’s Human Resources Committee is to oversee human resources strategy. We focus on two key areas – talent management and compensation – and I’m pleased to share with you the progress we made in 2019, my last year as Chair.

This year we redesigned several senior roles to drive greater effectiveness and efficiency in BMO’s structure, and appointed key leaders, including Mona Malone as Chief Human Resources Officer & Head of People & Culture and Ernie (Erminia) Johannson to Group Head, North American Personal Banking & U.S. Business Banking, and expanded the mandates of others such as Joanna Rotenberg, Group Head, Wealth Management who now oversees our combined wealth and asset management business. We oversaw the development of the senior leadership talent pipeline, including succession plans and development commitments, ensuring that effective processes and strategies are in place to identify and assess candidates for our senior and most critical roles. We reviewed BMO’s approach to designing the workplace of the future and designed a multi-year plan to build the digital and technical acumen of bank employees. And we made progress on our workforce representation goals, including committing to zero barriers to inclusion. The bank continues to earn recognition for diversity and inclusion: among other awards, BMO was named One of America’s Best Employers for Women by Forbes in 2019 and listed on Bloomberg’s Gender-Equality Index for the fifth year in a row. And we were pleased to see the launch of BMO’s Purpose to Boldly Grow the Good in business and life, committing to a sustainable future, a thriving economy and an inclusive society.

The Committee’s primary focus on executive compensation is making sure it aligns with BMO’s performance against its goals and risk appetite. BMO implemented important changes to the executive compensation program that we approved last year. These changes tie the variable pay awards of all executives more closely to enterprise-wide performance, increase the focus on our performance relative to our peers, and simplify the program. We approved enhancements to our clawback policies, including increasing the clawback period from 12 to 36 months. To support the bank’s focus on its Purpose, we also looked at how environmental, social and governance (ESG) issues are factored into BMO’s annual compensation decision-making processes, and described it in this year’s disclosure. Operating group and individual goals for Senior Executives are aligned with the bank’s overall ESG goals (see our 2019 Sustainability Report and Public Accountability Statement for more information).

Under Darryl White’s leadership, BMO delivered good adjusted revenue growth, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB) and net income growth in 2019 (1), reflecting the strength and quality of the bank’s diversified business. Adjusted revenue, net of CCPB was a record of almost $23 billion, driving an adjusted efficiency ratio net of CCPB of 61.4%, an improvement of 50 basis points over 2018. Adjusted net income was $6.2 billion, an increase of 4% over 2018. Adjusted earnings per share grew by 5%, and we increased the declared dividend by 7%. Our three-year TSR (2) was 7.85% and with a Common Equity Tier 1 Ratio of 11.4%, BMO is in a strong position to support long-term performance in a changing economic environment. It also delivered good financial performance relative to our Canadian bank peer group in 2019. The 50 basis point improvement in our adjusted efficiency ratio led our Canadian peers. Adjusted revenue growth, net of CCPB of 6% and adjusted earnings per share growth of 5% both ranked second amongst our Canadian peers.

The bank also showed clear progress against its strategy, investing in high potential areas that enable market-leading customer experience, deeper customer insights and world-class data security. It focused on building operational excellence to deliver greater value to customers. For example, a new customer feedback platform focuses on service excellence and strengthening long-term loyalty. The results are impressive: at the end of 2019, customer loyalty and employee engagement were at the highest levels ever.

57	Bank of Montreal Management Proxy Circular

Executive compensation is designed to reflect BMO’s performance, and the performance measures used to assess variable pay are tied to the three key elements of the bank’s strategic priorities: growth, productivity and customer. BMO has a rigorous business planning process that includes setting annual performance goals that consider BMO’s medium-term financial goals, as well as environmental and social sustainability, and company-specific factors. The annual goals are challenging, in keeping with our philosophy of setting a high bar, and variable pay awards are calculated based on a range of performance results above and below the annual goals.

Darryl’s compensation reflects BMO’s performance this year, and the value the bank continued to deliver to shareholders relative to its peers. His total direct compensation was $9.46 million, most of which is awarded as variable pay. The business performance factor for his variable pay was calculated at 94% of target, based on performance against the bank’s annual operating goals. After the Committee’s review of risk, secondary considerations and individual performance, we did not make any discretionary adjustments to his calculated award. You can read about this year’s performance on page 83, and Darryl’s compensation on page 86.

The Committee always welcomes feedback from its shareholders, industry groups and other stakeholders, and this year we met with shareholder advisors and institutional investors to discuss BMO’s compensation program and practices. I’m pleased to report that the shareholder vote for our approach to executive compensation last year was over 94%.

As this is my last message as HRC Chair, I wish to thank our shareholders for your continued confidence in us, and my fellow Committee members for all of your hard work during my time as Chair.

Sincerely,

Ron Farmer

(1)

Adjusted results and measures exclude the impact of certain items and are non-GAAP as discussed on page 60 of this circular, and page 17 of BMO’s 2019 Annual Report. See Compensation Discussion & Analysis: 2019 Overview on page 59 of this circular for reported results.

(2)

Three-year TSR is calculated using the average share price for the 90 days ending October 31 (rather than the closing share price on October 31), which we believer is a better reflection of sustained performance.

Bank of Montreal Management Proxy Circular	58

Compensation Discussion and Analysis

2019 OVERVIEW

BMO is a leading bank driven by a single Purpose: to Boldly Grow the Good in business and life. We are inspired by our Purpose and energized by the opportunity to create positive change for our customers and the communities we serve.

The Board of Directors (Board) believes that BMO’s success in achieving its goals depends on the strength and performance of its people. It also believes that executive compensation is an important tool in driving that success and growing shareholder value. The executive compensation program has been designed to support BMO’s vision and strategic priorities, and to give executives a significant personal stake in the long-term growth and health of the organization. Bank results, compensation for executives, financial returns to shareholders and BMO’s commitment to pursuing growth responsibly and sustainably are all strongly connected in a way that does not encourage or reward inappropriate risk-taking.

The table below illustrates how the performance measures used in BMO’s variable pay plans are tied to the bank’s strategic priorities and how the bank performed on these measures in 2019. For more information on how the bank assesses the alignment of performance measures and results with BMO’s risk appetite, see page 79.

Our 2019 strategic priorities	Performance measures used in the variable incentive plans (1)	2019 results (1)
Customer 1 Drive leading growth in priority areas by earning customer loyalty	• Customer loyalty/experience (net promoter score)	Customer loyalty/experience: improved scores in Canadian P&C, BMO Wealth Management and BMO Capital Markets, and maintained our score in U.S. P&C
Productivity 2 Simplify, speed up, and improve productivity	• Efficiency ratio	Reported efficiency ratio, net of CCPB (2): 64.2% (up 170 basis points) Adjusted efficiency ratio, net of CCPB (2): 61.4% (down 50 basis points)
Growth 3 Harness the power of digital and data to grow 4 Be leaders in taking and managing risk, consistent with our overall risk appetite 5 Activate a high-performance culture	• Net income growth • Earnings per share growth • Revenue growth, net of CCPB • Return on equity (ROE) • Total shareholder return (TSR)

Reported net income: $5.8 billion (up 6%)

Adjusted net income: $6.2 billion (up 4%)

Reported earnings per share: $8.66 (up 6%)

Adjusted earnings per share: $9.43 (up 5%)

Reported and adjusted revenue, net of CCPB (2): $22.8 billion (up 6%)

Reported return on equity (3): 12.6% (down 70 basis points)

Adjusted return on equity (3): 13.7% (down 90 basis points)

TSR (4)

1-year: 3.2%

3-year: 8.6% annualized

5-year: 7.8% annualized

59	Bank of Montreal Management Proxy Circular

BMO finished the year with strong performance, and showed clear progress against its strategy.

Reported net income was up 6% to $5,758 million in 2019. Adjusted net income was up 4% to $6,249 million and reflects good performance in our P&C businesses and an increase in Wealth Management and Corporate Services, partially offset by a decrease in BMO Capital Markets. Adjusted revenue growth, net of CCPB and EPS growth both ranked second among the Canadian peer banks.

Reported EPS was $8.66, up $0.49 or 6% from 2018. Adjusted EPS was $9.43, up $0.44 or 5% from 2018.

Reported ROE was 12.6%, compared with 13.3% in 2018. Adjusted ROE was 13.7%, compared with 14.6% in 2018.

We delivered good performance in 2019 with momentum heading into 2020. We had continued strong growth in our U.S. segment with adjusted net income up 23% in 2019. We achieved positive all-bank operating leverage for the fourth consecutive year at 0.8% and improved our adjusted efficiency ratio, net of CCPB, by 0.5%, with both measures outperforming our Canadian bank peer group. We are well-capitalized with a Common Equity Tier 1 (CET 1) ratio of 11.4%. We’ve invested in and grown our businesses, and at the same time, improved efficiency and returned capital to our shareholders through increased dividends.

We also continued to deliver value to shareholders. Our one-year TSR was 3.2%. Our three-year and five-year average annual TSR of 8.6% and 7.8%, respectively, outperformed the overall market in Canada.

(1)

Results and measures are as reported in BMO’s 2019 Annual Report. Adjusted results and measures are non-GAAP as discussed on page 17 of BMO’s 2019 Annual Report. Adjusted net income, adjusted earnings per share and adjusted return on equity exclude the after-tax impact of restructuring costs, the amortization of acquisition-related intangible assets, acquisition integration costs, as well as a reinsurance adjustment for the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business in 2019 and a one-time non-cash charge related to the revaluation of our U.S. net deferred tax asset due to U.S. tax reform and a benefit from the remeasurement of an employee benefit liability in 2018. Restructuring costs were $357 million and $192 million after tax in 2019 and 2018, respectively. The amortization of acquisition-related intangible assets was $99 million and $90 million after tax in 2019 and 2018, respectively. Acquisition integration costs were $10 million and $25 million after tax in 2019 and 2018, respectively. The reinsurance adjustment was $25 million after tax in 2019. The one-time non-cash charge related to the revaluation of our U.S. net deferred tax asset due to U.S. tax reform was $425 million in 2018. The benefit from the remeasurement of an employee benefit liability was $203 million after tax in 2018.

(2)	Calculated as revenue net of insurance claims, commissions and changes in policy liabilities (CCPB).
(3)

Return on common shareholders’ equity (ROE) is calculated as net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

(4)

The average annual total shareholder return (TSR) is calculated using the closing share price on October 31, 2019 and assuming reinvestment of dividends paid during the period. The Canadian peer group is comprised of the five other largest Canadian banks, excluding BMO.

Bank of Montreal Management Proxy Circular	60

Other achievements in 2019:

•	Improved customer experience scores in Canadian P&C, BMO Wealth Management, BMO Capital Markets and U.S. Personal; continued to have best-in-class scores in U.S. Commercial Banking.
•	Continued to grow our U.S. business, which now represents 34% of the bank’s adjusted net income, up from 28% a year earlier. Strong growth in U.S. P&C with adjusted net income up 11%.
•

Invested in leadership and employee development, training over 500 leaders in Leadership Edge, a company-wide leadership program, and launching our Learn from Difference program to employees to help build on our inclusive culture and advancing our commitment to diversity.

•

Delivered new digital capabilities and offerings across businesses to improve customer experience, including the launch of our new Online Banking for Business mobile app in the U.S., BMO Innov8 innovation program in Canada, and became the first financial institution in Canada to launch a full range of biometric authenticators via our mobile app for commercial banking.

•	Advanced digital customer acquisition, with account opening capabilities now covering all 50 states and with majority of digital deposits originating outside of our physical footprint.
•

Launched the Financial Crimes Unit (FCU) to enhance security capabilities across the bank by enabling accelerated detection, prevention, response and recovery capabilities to safeguard customer, employee and bank data. The FCU represents evolving best practice in Canada, bringing together cyber security, fraud and physical security functions.

•

Upgraded 50 branches across Canada and opened three new branches including a flagship, concept and Smart Branch location; opened our second office in North Texas and continued building out our team in Atlanta.

•	Designed BMO Forward, a targeted learning plan to build a workforce of the future through re-skilling of employees and growing their digital and technical acumen.

You can read more about the bank’s performance on page 83 and in BMO’s 2019 Annual Report.

Pay for performance

Executive compensation for 2019 reflects BMO’s performance this year, and the value the bank continued to deliver to shareholders relative to its peers. Every year the bank sets challenging goals. This year’s results met or exceeded goals on customer loyalty across the bank, we saw favourable financial performance compared to our peers, with adjusted revenue growth, net of CCPB and EPS growth both ranking second and efficiency improvement first among peers, and made significant progress on the bank’s strategic priorities. Financial results, however, were below the goals that were set.

Mr. White’s total direct compensation for 2019 was $9.46 million. His base salary was $1.0 million and his variable pay award was calculated at $8.46 million or 94% of target, based on total bank performance. After its review of risk, secondary considerations and Mr. White’s individual performance, the Board did not exercise its discretion to adjust his calculated award. See page 83 for a detailed discussion of results compared with targets and the effect this had on 2019 variable pay. Compensation decisions for each of the Named Executive Officers (NEOs), including Mr. White, start on page 86.

61	Bank of Montreal Management Proxy Circular

90% of Mr. White’s pay is variable, all of which is adjusted for performance before it is awarded. Only 28% of his variable pay award was allocated to his short-term incentive, or annual cash bonus. The remaining 72% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out. Both stock options and PSUs are adjusted for performance based on increases or decreases in BMO’s share price. PSUs are also adjusted for performance based on BMO’s 3-year average adjusted return on equity (ROE) compared to goals.

The graph on the previous page illustrates how Mr. White’s variable pay is aligned with performance both when it is awarded and when it vests and pays out. Turn to page 73 for information about how variable pay awards work.

Strengthening the executive compensation program

The Committee oversees the alignment of executive compensation with the bank’s goals. An important task this year was implementing the redesign of the executive incentive program. The Committee approved changes for 2019 that tie executive awards from areas across the bank more closely to enterprise-wide performance, increase the focus on our performance relative to our peers, and simplify the program.

2018	New for 2019
Different performance measures drove the funding of short, mid and long-term incentive pools.	> One pool

All variable pay (short, mid and long-term incentives) is now funded using the same performance measures, simplifying the design and drawing clearer lines of sight to performance. Revenue growth, net of CCPB has the highest weighting.

Total bank measures made up 25% of operating group funding for short-term incentives.	> One bank

Variable pay funding for the CEO and all corporate area executives is now based entirely on total bank absolute performance measures.

To keep operating group executives aligned with total bank performance, their variable pay funding is now based 50% on total bank and 50% on operating group absolute performance measures.

Relative TSR was used to fund only part of the mid and long-term incentives	> Relative performance	Three-year relative TSR is now a modifier for all variable pay funding for executives, to account for performance against our peers.

The Committee also approved three changes to the recoupment policy:

•	Extended it to apply to all roles that can have a material impact on the bank’s risk exposure
•	Increased the triggers for recoupment to better align with Financial Stability Board (FSB) Guidance
•	Extended the time to understand the impact of executive actions – clawbacks now apply to all variable pay received in the past 36 months (previously 12 months).

Sound structure and approach

The Committee is satisfied that BMO’s executive compensation program has a sound governance structure and approach.

Our program is aligned with the FSB’s Principles for Sound Compensation Practices, with the requirements of the Office of the Superintendent of Financial Institutions (OSFI), the Principles of the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies, and with the regulatory requirements of each jurisdiction where we operate.

Turn to page 64 for more about the Committee, its experience and its approach to managing risk. You can read about the bank’s approach to executive compensation starting on page 68.

Bank of Montreal Management Proxy Circular	62

A GUIDE TO THIS YEAR’S CD&A

Use this guide to read more about executive compensation at BMO and the key compensation and governance practices BMO uses to effectively link bank results, compensation for executives, financial returns to shareholders and BMO’s commitment to pursuing growth responsibly and sustainably, without encouraging excessive risk or inappropriate risk-taking.

Compensation Governance and Oversight	64	Effective structure and oversight and a disciplined process provide proper governance and sound decision-making
Qualified directors	64
Supporting a sustainable culture of prudent risk-taking	64
Effective oversight	65
Independent advice	66
Sound policies and practices	67

BMO’s Approach to Executive Compensation	68	Executive compensation is aligned to the bank’s strategy and four core principles
Four compensation principles	68
Annual decision-making process	69

PRINCIPLE: Attract and retain executive talent	70	Compensation helps attract and retain talented people and motivates them to excel to achieve objectives
Competitive with our peers	72

PRINCIPLE: Link compensation to bank performance	73	Variable pay plan design and implementation must align with BMO’s strategy and link to both bank and operating group performance
How variable pay funding is calculated	75
How the committee uses discretion	77

PRINCIPLE: Encourage a long-term view to increase shareholder value	78	A significant portion of variable pay for each executive is equity-based Each executive must meet share ownership requirements
Emphasis on deferred compensation	78
Executives are required to have an equity stake	78

PRINCIPLE: Align with prudent risk-taking	79

Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital

A significant portion of each executive’s compensation is deferred and can be clawed back or forfeited

Plan design	80
Variable pay funding	80
Individual awards	81
Clawback and forfeiture	82

2019 Performance and Compensation	83	Read about how BMO pays for performance, and its share performance over time
2019 variable pay	83
Generating shareholder value	85
2019 Compensation for the Named Executive Officers	86

Executive Compensation Tables	98	Find more details about executive compensation at BMO

Additional Disclosure	109	Find information about compensation of employees that can have a material impact on the bank’s risk disclosure

63	Bank of Montreal Management Proxy Circular

COMPENSATION GOVERNANCE AND OVERSIGHT

The Human Resources Committee establishes and oversees the bank’s human resources strategies, including compensation and talent management. See pages 32 and 33 for information about the Committee and its activities this year.

Seven independent directors serve on the Committee, and the average committee tenure is 7.5 years.

All of the Committee members meet the New York Stock Exchange requirements for compensation committee independence, established in 2013.

Human Resources Committee (see pages 13 to 18 for biographies)	Committee member since
Ronald H. Farmer (Committee chair since 2014)	2003
George A. Cope	2010
Christine Edwards (also a member 2011-2014)	2015
Eric R. La Flèche	2019
Lorraine Mitchelmore	2016
J. Robert S. Prichard (Chairman of the Board) (also a member 2000-2010)	2012
Don M. Wilson III	2009

Qualified directors

To make sure the Committee has the expertise it needs to carry out its mandate, Committee members are required to have a thorough understanding of issues relating to human resources and compensation (or to acquire that understanding within a reasonable period of time after being appointed).

The Governance and Nominating Committee looks at the mix of skills and experience of the directors on the Committee every year to make sure it remains appropriate.

The table below shows the experience of the current members. All members have risk management experience. Four have gained experience in human resources and compensation by serving as chief executive officer (or equivalent) of a major organization, and four have experience serving on the compensation committees of other public companies. Eric La Flèche was appointed to the Human Resources Committee on April 2, 2019. Mr. La Flèche is the Chief Executive Officer of Metro Inc., a publicly listed company.

Number of Committee members with specific experience or expertise
Human resources experience Experience with compensation, pension and benefit programs (in particular, executive compensation)	7 of 7
Risk management experience Knowledge and experience with internal risk controls, risk assessments and reporting	7 of 7
Executive leadership experience Experience as a senior executive/officer of a public company or major organization	7 of 7

Supporting a sustainable culture of prudent risk-taking

One of BMO’s strategic priorities is to be a leader in taking and managing risk, and this strategy carries through to the bank’s executive compensation program.

The members of the Human Resources Committee are chosen in part for their knowledge of risk management, and five of the current members also serve on the Risk Review Committee, including

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Mr. Wilson, who serves as chair of the Risk Review Committee and has significant experience in financial institution risk management.

BMO’s leading practices strengthen the alignment of compensation with our strategic priorities, sustainability objectives and performance, all within a culture of prudent risk-taking. These are built into all aspects of the compensation program: plan design, review and approval of variable pay funding, determination of individual awards, clawback and forfeiture policies. You can read more about these on page 79.

Committee members are also BMO shareholders

All of the Committee members exceed the bank’s share ownership requirements for directors (see page 25).

You can read more about the directors in the profiles starting on page 13 and the Committee and its activities in 2019 starting on page 32.

Read more about how the bank’s compensation policies and practices support a culture of prudent risk-taking starting on page 79.

Effective oversight

The Board understands its role in contributing to the soundness and stability of the financial markets BMO operates in, and the need to balance BMO’s financial success with its commitments to communities, employees, customers, the environment and other stakeholders.

The Committee has a formal process for overseeing BMO’s compensation policies and practices, to make sure they support the bank’s vision and strategic priorities, while managing current and future compensation risk (see page 69).

The Committee works with management and the bank’s oversight committees (see below). It also works with an external compensation advisor every year to get an independent view of best practices, BMO’s executive compensation program and compensation decisions. The Committee takes into consideration the information and recommendations the advisor provides, but also considers other factors, and is ultimately responsible for its own decisions.

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Subsidiary governance

BMO makes a strong connection between overall enterprise and subsidiary governance. For example, the Chair of the Human Resources Committee holds joint meetings with BMO Financial Corp.’s (U.S.) Human Resources Committee Chair, which helps both organizations perform better.

About the management oversight committees

Management oversight committees are actively involved in reviewing variable pay design and the annual compensation decision-making process. They support the Human Resources Committee by:

•	Identifying roles that have a material impact on the bank’s risk profile
•	Providing additional oversight and scrutiny of the design and funding of BMO’s material compensation plans
•	Assessing risk and other control function inputs when recommending variable pay funding
•	Making recommendations for discretionary adjustments to variable pay awards as appropriate
•	Reviewing international regulatory requirements.

See page 69 for more information about the role of the management oversight committees in the annual decision-making process.

Enterprise Compensation Oversight Committee

•	Established in 2011
•	Includes the BMO Chief Risk Officer, Chief Financial Officer, Chief Compliance Officer, General Counsel and senior leaders from Human Resources, along with the Chief Auditor as an observer
•	Met 6 times in 2019

There are also management oversight committees in the U.S. and the UK to govern the variable pay design and compensation decision-making process in these jurisdictions.

Independent advice

The Committee has used Pay Governance LLC as its exclusive advisor on compensation issues since 2008. Pay Governance is an independent and unaffiliated executive compensation advisory firm and does not do any work for management.

The Committee annually assesses the performance of Pay Governance. In 2019, the Committee was satisfied with the following committee-related work, for which Pay Governance received US$140,791:

•	Analyzed the level of difficulty of the annual plan goals used for variable pay funding against internal and external perspectives
•

Independent review and advice on the bank’s material compensation plans, including the executive and BMO Capital Markets’ plans, CEO compensation and the CEO’s compensation recommendations for the senior executives

•	Review of the management proxy circular
•	Regular participation in Human Resources Committee meetings, including time with individual members.

	Billed in 2019		Billed in 2018
Executive compensation-related fees	US$	140,791	US$	194,569
All other fees		$0		$0

The Committee carries out the following to make sure its compensation advisor is independent from the bank:

•	Reviews the advisor’s independence every year
•	Sets the advisor’s mandate and fees

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•	Requires the advisor to get written approval from the Committee Chair if, from time to time, the advisor is called upon to provide services to management
•	Does not approve work that, in the Committee’s view, could compromise the advisor’s independence
•	Discloses in the management proxy circular all work done by, and fees paid to, the advisor.

The Committee also reviews the advisor’s independence against the U.S. Securities and Exchange Commission’s six requirements for independence. It confirmed in 2019 that the advisor:

•	Does not provide other services to BMO
•	Has effective policies and procedures to prevent conflicts of interest
•	Has no business or personal relationships with a Committee member
•	Has no business or personal relationships with an executive officer of BMO
•	Does not own BMO shares
•	Bills fees to BMO that are within an acceptable range of, and make up only a small percentage of, its total revenue.

Additional third-party reviews

An independent third party also carries out periodic reviews of the bank’s material compensation plans to confirm the soundness of BMO’s compensation policies and alignment with regulatory requirements and guidelines.

Global Governance Advisors (GGA) carried out a periodic review in 2019 of one of BMO’s Canadian material compensation plans and reported that BMO continues to align with FSB Principles and OSFI requirements. GGA’s review included:

•	Assessing variable pay design
•	Assessing plan changes against the applicable regulatory requirements
•	Performing stress testing and back testing, payout curve analysis, extensive scenario analysis, and volatility analysis of the bank’s corporate and business unit results.

The Committee’s oversight process, which involves management and three oversight committees and includes independent advice from third parties, contributes to proper and effective oversight.

Sound policies and practices

The Committee is satisfied that:

•	BMO’s compensation policies and practices effectively align executive compensation with our strategic priorities and our performance
•	BMO’s compensation policies and practices do not encourage any executive or employee to take inappropriate or excessive risks
•	No risks have been identified in the bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the bank.

BMO’s compensation policies and practices are also fully aligned with the practices, standards and guidelines required by regulators and industry best practices:

•	Principles for Sound Compensation Practices, issued by the Financial Stability Board (FSB Principles)
•	OSFI’s practices, standards and guidelines
•	Guidance on Sound Incentive Compensation Policies, issued by the U.S. Federal Reserve in cooperation with other banking agencies
•

International regulations and guidelines for financial institution compensation policies and practices in the jurisdictions where we work, including China, Hong Kong, Ireland, the Netherlands, Singapore and the United Kingdom.

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BMO’S APPROACH TO EXECUTIVE COMPENSATION

The Board believes that the bank’s success in achieving its goals depends on the strength and performance of its people. It also believes that executive compensation is an important tool in driving the bank’s success and growing shareholder value.

Executive compensation at BMO has four core principles

The Committee has structured BMO’s executive compensation program and policies to support the bank’s vision and strategic priorities, and to give executives a significant personal stake in the long-term growth and health of the organization. Bank results, compensation for executives, financial returns to shareholders and BMO’s commitment to pursuing growth responsibly and sustainably are all strongly connected in a way that does not encourage or reward inappropriate risk-taking.

Executives earn more when results are above our performance goals and less when they are below. This is accomplished by aligning variable pay awards and their payouts to performance against bank, operating group and individual performance goals that support the achievement of our vision, strategic priorities and sustainability objectives.

The Committee also considers other financial factors, including performance against the bank’s peers, the quality of its earnings, and other sustainability factors, including people leadership and employee engagement and environmental and social topics (see page 76), to assess performance and validate that awards and payouts align with the principles of sound governance and prudent risk management.

Attract and retain executive talent (see page 70)	Link compensation to bank performance (see page 73)	Encourage a long-term view to increase shareholder value (see page 78)	Align with prudent risk-taking (see page 79)
Compensation helps attract and retain talented people and motivates them to excel and achieve objectives	Executive compensation design and implementation must align with BMO’s strategy and link to both bank and operating group performance	A significant portion of variable pay for each executive is equity-based There are share ownership requirements for each executive

Compensation structure does not encourage

excessive risk-taking and rewards appropriate use of capital

A significant portion of each executive’s compensation is deferred and can be clawed back or forfeited

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Annual decision-making process

Each year, the Committee uses a formal six-step process to ensure its compensation policies and decision-making processes are sound.

1. Review corporate strategy

The Board reviews and approves the bank’s strategic plans, including key initiatives, opportunities, risk appetite, competitive position, financial projections and other key performance indicators for each operating group. The Board works with management to develop a deeper understanding of the year’s priorities and how they relate to the overall strategic plan, and discusses with management the alignment of the priorities.

2. Set performance goals for the variable pay plans to align with strategy

The CEO and management recommend the business performance measures, performance goals for each, and weightings for each operating group. These support the bank’s overall priorities and commitment to pursuing growth sustainably and responsibly, are aligned with the bank’s risk appetite and drive variable pay funding. Performance goals are reviewed by the management oversight committees and control functions before they are recommended to the Committee for approval.

3. Review variable pay plan changes and set target variable pay levels for executives

The Committee reviews changes to variable pay plan designs and approves the target variable pay for the senior executives. It also approves individual performance goals for the CEO, and recommends the CEO’s target variable pay to the Board.

4. Review and approve business performance factors used to adjust variable pay

Finance determines the business results and calculates the business performance factor and TSR modifier used to determine variable pay, and the performance factor adjusting the payout of PSUs when they vest.

Management and the management oversight committees work together to:

•   Consider risk implications when assessing the business performance factor and TSR modifier used to calculate variable pay

•   Recommend adjustments or holdbacks to reflect risk, compliance, conduct or other factors when necessary, including behaviour aligned with our commitment to our community, our employees, our customers, the environment and other stakeholders.

•   Perform an annual review of business events that have exceeded pre-defined risk and compliance thresholds at both the U.S. and enterprise levels, and may recommend modifications to variable pay funding or individual variable pay awards to the Committee.

Management and the management oversight committees review and recommend to the CEO variable pay funding for executives. The CEO then presents his recommendations to the Committee for approval.

The Committee also has the discretion to modify calculated variable pay funding, awards or payouts based on its review and on the management oversight committees’ assessment of other financial and non-financial considerations not explicitly included in the business performance factor (see page 76).

5. Assess individual performance and award variable pay to senior executives

The Committee:

•   Determines the business performance factor and reviews the calculated result at the end of the year

•   Reviews secondary considerations at the bank and operating group levels, including any reportable control deficiencies in risk, compliance, conduct or audit to determine if discretion should be applied to variable pay funding or to the variable pay awards calculated for executives

•   Assesses individual performance against the personal objectives set for the CEO and senior executives at the beginning of the year

•   Recommends the CEO’s final variable pay award to the Board

•   Approves variable pay awards for senior executives, control function leaders and other top earners across the bank.

6. Ongoing risk review (see page 79)

Various activities help make sure risk considerations are included in the compensation decision-making process and support the work of the Committee:

•   The Risk Review Committee:

•   Regularly assesses the bank’s credit, market, liquidity and funding risk positions against the risk appetite statement and approved exposure limits

•   Receives quarterly presentations about the bank’s risk management processes.

•   Five of the members of the Risk Review Committee are members of the Human Resources Committee, and leverage that participation to help inform compensation decisions.

•   The management oversight committees review material risk events at the enterprise and operating group level and by line of business. Material risk events, such as financial losses and violations of law or standards of conduct or risk management controls, can affect variable pay awards or payouts. These reviews consider the effects on variable pay funding or individual variable pay awards and whether additional adjustments are required.

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PRINCIPLE: Attract and retain executive talent

Compensation helps attract and retain talented people and motivates them to excel and achieve objectives

BMO’s executive compensation program is designed to be competitive with the market so it can attract and retain the top talent needed to achieve the bank’s strategy. The program includes a combination of total direct compensation and benefits.

TOTAL DIRECT COMPENSATION				BENEFITS
FIXED PAY	VARIABLE PAY
Salary	Short-term incentive	Mid-term incentive	Long-term incentive

Fixed pay: Salary

The base level of pay given for carrying out day-to-day responsibilities related to the executive’s position each year. Paid as a fixed amount of cash.

Variable pay: Short, mid and long-term incentives

All variable pay awards are adjusted up or down based on the achievement of goals tied to our strategy. The table below describes each element of BMO’s variable pay program. The amount allocated to short, mid and long-term incentives for each executive is set as a fixed percentage of total variable pay based on job level. For more information about the mix for the CEO and other senior executives, please see page 78. The Committee does not consider the mid and long-term incentives the executive currently holds when determining new awards.

Short-term incentive
Purpose	• Performance-based incentive that drives performance against annual goals tied to BMO’s strategy
Who participates	• All executives
Type of award

•   Cash bonus, paid after fiscal year-end results are finalized, usually in December. Target awards are adjusted up or down based on bank and operating group performance for the fiscal year (see page 75).

Payout

•   Can be forfeited or clawed back (see page 82 for details).

•   Before the start of the fiscal year, participants can elect to defer their bonus into deferred share units (see page 71). This choice is irreversible.

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Mid-term incentive
	Performance share units (PSUs)	Restricted share units (RSUs)
Purpose	• Performance-based incentives that are deferred, equity-based and designed to motivate the creation of sustainable shareholder value over a 3-year term.
Who participates	• Senior executives	• Bank executives below the senior executive level
Type of award

•   Phantom share units directly linked to the price of BMO common shares.

•   Target awards are adjusted up or down based on bank and operating group performance in the fiscal year they are awarded (see page 75).

•   Phantom share units directly linked to the price of BMO common shares.

•   Target awards are adjusted up or down based on bank and operating group performance in the fiscal year they are awarded (see page 75).

Vesting and payout

•   Vesting is at the end of a 3-year term. Units earn dividend equivalents that are reinvested as additional units.

•   The final payout depends on our performance: it is adjusted up or down (80% to 120%) based on the bank’s average adjusted return on equity (ROE) (1) over the 3-year term (see page 74).

•   The payout is calculated by multiplying the units that vest by a 20-day volume weighted average closing share price of BMO shares on the TSX at vesting.

•   All units can be forfeited or clawed back (see page 82 for details).

•   Vesting is at the end of a 3-year term. Units earn dividend equivalents that are reinvested as additional units.

•   The payout is calculated by multiplying the units that vest by a 20-day volume weighted average closing share price of BMO shares on the TSX at vesting.

•   All units can be forfeited or clawed back (see page 82 for details).

Long-term incentive
	Stock options	Deferred share units (DSUs)
Purpose	• Performance-based incentives that are deferred, equity-based and designed to motivate the creation of sustainable shareholder value over a 10-year term or longer.
Who participates	• Senior Vice-Presidents and above	• All bank executives
Type of award

•   Options give executives the right to buy BMO common shares at some future date, at a set price (the exercise price).

•   Target awards are adjusted up or down based on bank and operating group performance in the fiscal year they are awarded (see page 75).

•   Executives may voluntarily elect to defer all or a portion of their short-term incentive into phantom share units directly linked to the price of BMO common shares.

•   Units earn dividend equivalents that are credited as additional units.

Vesting and payout

•   Options vest in equal tranches of 50% on the third and fourth anniversaries of the award, and expire at the end of 10 years.

•   The payout of an option is based on the difference between its exercise price and the market price of BMO shares on the day the option is exercised.

•   All options can be forfeited or clawed back (see page 82 for details).

•   Units vest immediately, but pay out only after the executive’s employment with BMO ends.

•   The payout is calculated by multiplying the number of units awarded, plus any dividend equivalents earned, by the market price of BMO shares on the TSX at redemption.

•   All units can be forfeited or clawed back (see page 82 for details).

Benefits

BMO also offers eligible employees market competitive benefits and retirement savings, Employee Share Ownership Programs (Canada) or Employee Share Purchase Plans (U.S.) and, for executives, an annual taxable cash allowance to support their business development activities as ambassadors of the bank.

(1)

Adjusted ROE is calculated as adjusted net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. Adjusted results and measures exclude the impact of certain items and are non-GAAP as discussed on page 60 of this circular, and page 17 of BMO’s 2019 Annual Report. Adjusted results for compensation purposes also exclude provision for credit losses on performing loans, consistent with our prior practice, before the adoption of IFRS 9 in fiscal 2018, of excluding credit losses on the collective allowance. See Compensation Discussion & Analysis: 2019 Overview on page 59 of this circular for reported results for the most recent year.

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Competitive with our peers

The Committee assesses the competitiveness of BMO’s compensation program by comparing it to a Canadian peer group of the largest Canadian banks and insurance companies for Canadian-based executives, and a U.S. peer group of regional mid-sized banks for U.S.-based executives. It also uses general industry surveys for non-industry specific roles to benchmark competitive pay more broadly.

For the CEO, the Committee reviews the largest Canadian banks as the primary peer group. For secondary information, the Committee also looks at the compensation practices of Canadian-based insurance companies, companies listed on the TSX 60 with similar market capitalization, the primary peer group we use for U.S. executives, and the ratio of CEO pay to other employees of the bank and to the Canadian median family income, as well as other factors. The primary peer group for Canadian executives is also used to measure BMO’s relative performance for variable pay.

When setting the level and mix of compensation for executive roles, the Committee reviews market data for comparable positions within the primary group, considering the relative performance and size of each institution, and the strategic importance of the role being reviewed. The target compensation level for individual executives also reflects the executive’s experience, sustained performance in the role and future potential. The percentage of variable pay allocated to deferred compensation is determined by the executive’s job level.

The Committee and its independent advisor reviewed the comparable companies and roles used to benchmark target compensation and compensation mix for the CEO and senior executives, and concluded they were appropriate.

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PRINCIPLE: Link compensation to bank performance

Executive compensation design and implementation must align with BMO’s corporate Purpose and strategy, and link to both bank and operating group performance

A substantial portion of executive compensation is variable pay, in the form of short, mid and long-term incentives. All variable pay is awarded based on achieving bank, operating group and individual performance goals that are linked to our strategic priorities and our sustainability objectives. The mid and long-term incentives also vest and pay out based on performance. You can read more about our strategic priorities on page 6 of BMO’s 2019 Annual Report.

All variable pay awards are adjusted to reflect performance against goals and measures linked to our strategy

Variable pay awards are adjusted up or down based on absolute and relative performance measures that reinforce the bank’s strategic priorities and support our commitments to customers and employees.

Our 2019 strategic priorities	Performance measures used in the variable incentive plans (1)
Customer 1 Drive leading growth in priority areas by earning customer loyalty	• Customer loyalty/experience (net promoter score)
Productivity 2 Simplify, speed up and improve productivity	• Efficiency ratio
Growth 3 Harness the power of digital and data to grow 4 Be leaders in taking and managing risk, consistent with our overall risk appetite 5 Activate a high-performance culture	• Revenue growth, net of CCPB • Net income growth • Earnings per share growth • Return on equity (ROE) • Total shareholder return (TSR)

(1)	Measures are non-GAAP as discussed on page 60 of this circular, and on page 17 of BMO’s 2019 Annual Report.

Bank and operating group performance are measured against challenging but achievable performance goals that can be accomplished within the bank’s risk appetite and compliance and ethics requirements. BMO’s medium-term financial goals establish a range of expected performance over time. The bank establishes its annual business plan with these goals in mind, as well as environmental and social sustainability, and company-specific factors relevant to the particular year. Annual performance goals are then set, with a range of variable pay outcomes above and below the goal amount. The annual goals are challenging, in keeping with our philosophy of setting a high bar.

Performance adjustments are calculated as actual performance above or below the annual goals, and expressed as a percentage of target. The Committee may modify calculated variable pay based on its risk review, and the management oversight committees’ review of other financial and sustainability considerations that contribute to the fulfillment of the bank’s strategic priorities. The amount of variable pay allocated to short, mid and long-term incentives for executives is set as a fixed percentage of total variable pay based on job level.

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Individual performance is assessed against individual goals that cascade down from the bank’s strategic priorities and goals, and objectives that support our commitment to pursuing growth responsibly and sustainably:

•	Quantitative objectives, such as revenue growth, net of CCPB, efficiency, return on capital, net income growth and customer loyalty/experience scores
•

Qualitative objectives, such as the executive’s contribution to the organization through leadership, demonstrated commitment to teamwork, innovation, sound governance practices and behaviour aligned with BMO’s commitment to our community, employees, customers, the environment and other stakeholders.

Managing executives can use their discretion to increase, decrease or eliminate the variable pay awarded to individuals reporting to them, so long as it does not exceed the total variable pay funding calculated for the group. The Committee may do the same for senior executives, and only the Board has the discretion to modify or eliminate variable pay for the CEO.

Mid and long-term incentive payments are also adjusted for performance when they vest and pay out

The final payout of any mid or long-term incentive is tied to the performance of BMO’s common share price at payout. PSUs have an additional adjustment for performance prior to payout: at vesting the payout is adjusted up or down (80% to 120%) based on the bank’s average adjusted return on equity (ROE) (1) over the 3-year term.

(1)

Adjusted ROE is calculated as adjusted net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. Adjusted results and measures exclude the impact of certain items and are non-GAAP as discussed on page 60 of this circular, and page 17 of BMO’s 2019 Annual Report. See Compensation Discussion & Analysis: 2019 Overview on page 59 of this circular for reported results for the most recent year.

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How variable pay funding is calculated

Variable pay funding is adjusted up or down based on absolute and relative performance measures that reinforce the bank’s strategic priorities and support our commitments to customers and employees. The variable pay awarded to all executives cannot exceed the total variable pay funding approved by the Committee.

Target variable pay funding	Business performance factor	Relative TSR modifier +/-20%	Performance- adjusted variable pay funding
The sum of all executive short, mid and long-term incentive targets	Absolute performance against measures directly tied to the bank’s annual performance goals	Relative performance against our Canadian bank peers

TOTAL BANK CEO and corporate area executives: 100% of variable pay funding Operating group executives: 50% of variable pay funding

THREE-YEAR RELATIVE TSR

BMO’s three-year TSR is ranked against our Canadian bank peers

Three-year TSR is calculated using the average share price for the 90 days ending October 31 (rather than the closing share price on October 31), which we believe is a better reflection of sustained performance.

Peers

Bank of Nova Scotia

Canadian Imperial Bank of Commerce

National Bank

Royal Bank of Canada

Toronto-Dominion Bank

Modifier

The graphic below shows how we calculate the modifier. For example, if our three-year TSR ranks 3rd or 4th compared to our Canadian bank peers (at target), the modifier will be 100%. The modifier is capped at 120%.

(1)  Adjusted measures are non-GAAP as discussed on page 60 of this circular, and page 17 of BMO’s 2019 Annual Report.

(2)  BMO Capital Markets operating group measures are the same as the total bank measures, except for EPS growth.

(3)  Return on equity is only used as an operating group measure for BMO Capital Markets executives.

(4)  For operating group executives, net income growth is used in place of EPS growth. It is weighted 25% except in BMO Capital Markets, where it is 20%.

(5)  25% weighting for operating group executives.

NEW FOR 2019 BMO made several key changes to its compensation program in 2019, to support our focus on growth.
2018	New for 2019
Different performance measures drove the funding of short, mid and long-term incentive pools.	> One pool

All variable pay (short, mid and long-term incentives) is now funded together using the same performance measures, simplifying the design and drawing clearer lines of sight to performance. Revenue growth, net of CCPB has the highest weighting.

Total bank measures made up 25% of operating group funding for short-term incentives.	> One bank

Variable pay funding for the CEO and all corporate area executives is now based entirely on total bank absolute performance measures.

To keep operating group executives aligned with total bank performance, their variable pay funding is now based 50% on total bank and 50% on operating group absolute performance measures.

Relative TSR was used to fund only part of the mid and long-term incentives.	> Relative performance	Three-year relative TSR now modifies all variable pay funding for executives, to account for performance against our peers.

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Secondary considerations	Discretion	Final variable pay funding

The management oversight committees may present information to the Committee about secondary considerations not explicitly included in the business performance factor calculations for the bank and each operating group.

Secondary considerations may include the items in the table below, among others.

The Committee reserves the right to use its discretion to modify calculated variable pay funding up or down based on its assessment, information received from the management oversight committees or otherwise.

The Committee can also use its discretion to modify variable pay awards for individual executives up or down.

Ranges from 0% to a maximum of 150% of the target variable pay funding.

1. Other financial measures

•   Significant non-recurring items (not identified as adjusting items)
•   Impact of acquisitions
•   ROE (economic capital basis)
•   Net economic profit
•   Impact of provision for credit losses versus expected losses
•   Level of provision for credit losses on performing loans
•   Future growth/earning quality metrics

2. Adjusted performance measures (1) relative to Canadian competitors

•   EPS growth
•   Net income growth
•   ROE (regulatory basis)
•   Provisions for credit losses as a percentage of loans and acceptances and impact of provisions or recoveries on performing loans
•   Revenue growth, net of CCPB
•   Expense growth

3. Other sustainability measures • People leadership and employee engagement • Bank and operating group audit/compliance results

4. Risk reviews

The management oversight committees conduct a risk review at the end of the year and may recommend modifying calculated variable pay funding up or down based on bank and operating group performance against the risk appetite.

Management takes into consideration:

•   Reviews of material risk events throughout the year, along with the conduct of those involved, and may recommend modifications to variable pay funding and/
or individual variable pay awards;
•   Assessments by the Chief Risk Officer, which include a review and analysis of risk factors (including credit, market, liquidity, operational, environmental and social sustainability and other important measures of material risk) during and at the end of the year, to make sure risk is appropriately reflected in variable pay funding recommendations (see page 79 for the 10 main types of risk).

(1) Adjusted measures are non-GAAP as discussed on page 60 of this circular, and page 17 of BMO’s 2019 Annual Report

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How the committee uses discretion

As part of the bank’s annual governance process, the Committee reviews total calculated variable pay, and can use its discretion to reduce the short, mid and long-term incentives being awarded, or the payout of mid and long-term incentives that are vesting, including PSUs, down to 0%.

The management oversight committees provide information about four key factors to the Committee for consideration when assessing performance and determining whether to exercise its discretion to adjust downward:

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PRINCIPLE: Encourage a long-term view to increase shareholder value

A significant portion of variable pay for each executive is equity-based

There are share ownership requirements for each executive

A significant portion of variable pay is allocated to mid and long-term incentives, which are equity-based and deferred (see page 71). This approach, combined with executive share ownership requirements, focuses the executive team on executing business strategies, sustaining performance and growing shareholder value over the longer term.

This also encourages prudent risk-taking, and retention, because future payouts may be affected by an executive’s current decisions.

Emphasis on deferred compensation

Making a significant portion of executive pay variable and deferred ties compensation to longer-term performance.

The amount of variable pay deferred to mid and long-term incentives is based on the executive’s job level and reflects the executive’s ability to influence business results over the short term (one year), mid term (three years) and long term (10 years).

The percentage of variable pay for the CEO, senior executives and Executive Vice-Presidents is significantly higher than other executive roles because of their direct involvement in strategic decision-making and stewardship of the bank. These more senior executives also have a higher percentage of their variable pay deferred to mid and long-term incentives.

FSB Principles recommend that the bank’s deferred compensation be:

•	At least 60% of total variable pay for senior executives
•

40% to 60% of total variable pay for each employee at the Senior Vice-President level and above, and for certain roles in BMO Capital Markets, Corporate Treasury and BMO Insurance that could have a material impact on the risk of the bank.

Deferred compensation makes up 72% of the CEO’s total variable pay target and 71% of the total variable pay target for senior executives, exceeding FSB principles.

Mid-term incentives for the CEO and senior executives are awarded as performance share units (PSUs), which also have performance-based payouts at vesting. PSUs are tied to the performance of BMO’s common share price, and also to the performance of BMO’s average adjusted return on equity (see page 74). This reinforces the bank’s pay for performance philosophy.

Executives are required to have an equity stake

Executives are required to own equity in the bank and must meet the requirement within three years of being appointed to their positions (five years for Vice-Presidents). They can count bank shares, performance share units, restricted share units and deferred share units towards meeting the requirement.

Share ownership for all executives is assessed annually. The CEO and other NEOs currently exceed their requirements (see the NEO profiles beginning on page 86 for details about their holdings). To promote prudent risk-taking, all senior executives must also maintain their share ownership requirement after they leave the bank: the CEO for two years and senior executives for one year.

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PRINCIPLE: Align with prudent risk-taking

Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital

A significant portion of each executive’s compensation is deferred and can be clawed back or forfeited

As a diversified financial services company, BMO is exposed to a variety of risks that are inherent in carrying out its business activities. Having an integrated and disciplined approach to risk management is key to developing a strong risk culture and the success of the bank’s operations.

BMO’s risk governance framework is designed to ensure prudent, measured and sustainable risk-taking in every aspect of its planning process and day-to-day business activities. Risk governance includes a risk appetite framework, risk policies, risk committees and risk culture, all of which help to manage risk and guide employee behaviour and actions toward sound decision-making. You can read more about risk management at BMO in the Annual Report beginning on page 68.

The risk appetite framework, a key element of risk governance, is used to balance the level of risk-taking within the bank with the achievement of the bank’s stated priorities as well as with its responsibility to help ensure the soundness and stability of the financial markets BMO operates in.

Management develops the risk appetite framework to account for a variety of risk at the enterprise and operating group levels, and recommends it to the Risk Review Committee of the Board for approval. BMO’s strategy, financial and capital planning, performance management and compensation are all aligned and integrated with the bank's risk appetite.

The Board's Human Resources Committee sets the compensation philosophy and strategy of the bank, and makes sure the executive compensation program aligns with the bank's risk appetite statement and supports the bank's requirements on compliance and ethics.

About the bank’s risk appetite framework

BMO’s risk appetite framework defines the type and amount of risk the bank is willing to take to achieve its priorities and business plans.

The framework covers 10 types of risk that could have a material impact on the business:

•  Credit and counterparty

•  Market

•  Liquidity and funding

•  Operational

•  Insurance

•  Legal and regulatory

•  Business

•  Strategic

•  Reputation

•  Environmental and social.

Risk is managed within these guidelines using risk tolerance thresholds at the enterprise and operating group level and by line of business. Each operating group has its own risk appetite, aligned to the enterprise risk appetite and group opportunities. Each executive has risk-related goals and objectives as part of their individual performance goals.

The Risk Review Committee regularly reviews the bank’s key risks, risk positions and risk governance framework as part of its responsibilities (see page 69).

The Committee manages current and future compensation risk in four ways:

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1. Plan design

The management oversight committees (see page 66) review variable pay plan designs to make sure risk, compliance, conduct, audit and financial considerations are appropriately incorporated, and to fully assess risk before finalizing variable pay funding and individual variable pay awards.

The executive compensation program includes several design features to promote strong practices on prudent risk-taking:

•	A significant portion of variable pay is deferred.
•

Stock options are limited to no more than 20% of total variable pay for senior executives. Stock options for senior executives in the U.S., as well as for all Senior Vice-Presidents, are limited to no more than 10% of their total variable pay.

•	Variable pay funding is based on primary and secondary measures that include an assessment of forward-looking risk.
•	Both absolute and relative performance are used to determine variable pay funding.
•	There is a cap on variable pay funding.
•	Individual variable pay awards for executives are capped at 150% of an executive’s target amount.
•	Return on equity, a primary performance measure used for determining variable pay, is also used to determine the value of performance share unit payouts for senior executives and the CEO.

Stress testing

BMO uses rigorous stress testing during business planning and when establishing the financial goals tied to variable pay funding. It conducts stress testing at three stages to help make sure variable pay decisions align with the bank’s compensation philosophy and principles:

•	Analyzes and tests impacts when designing and/or redesigning variable pay plans.
•	Reviews the impact of year-end variable pay calculations on minimum regulatory and/or market capital requirements before payouts are made.
•	An independent review is conducted periodically to stress test and back test the bank’s material variable pay plans, and to confirm alignment of the plans with FSB Principles.

Independence of control functions

Variable pay for employees in governance and oversight functions in Risk Management, Finance, Audit, Legal & Regulatory Compliance, and Human Resources is tied to overall bank performance and performance against individual objectives.

These employees do not report into the operating groups they support, nor does the success or financial performance of business areas they support or monitor directly impact the assessment of their performance or their compensation. This independence mitigates risk and encourages these employees to maintain their focus on BMO’s overall success.

2. Variable pay funding

The performance measures and goals used to adjust variable pay are tied to the bank’s strategic priorities and set within the bank’s risk appetite, using risk tolerance thresholds at three levels: enterprise, operating group and line of business. They are established by taking into consideration a risk-based capital assessment that measures the risk the bank takes on in pursuit of its financial goals and enables it to evaluate risk-adjusted returns. Performance against these goals has a direct impact on variable pay funding.

For example:

•	Business results are reviewed against provisions for credit, market, liquidity and other important measures of risk.
•	Return on equity is a primary and secondary measure.
•	Return on economic capital is a secondary measure.
•	Net economic profit is a secondary measure for variable pay funding.

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At the end of each year, the Human Resources Committee completes a risk review and may modify calculated variable pay funding, and/or require forfeiture of any unvested mid or long-term incentive awards, and/or recoup all or a portion of variable pay awards that have already vested and paid out, as appropriate. It considers information from the Chief Risk Officer (an assessment of material risk factors during and at the end of the year) and the management compensation oversight committees (their review of material risk events throughout the year).

As part of this review, the Human Resources Committee also considers other financial, environmental and social factors for the bank and each operating group to determine whether further modifications to calculated results are appropriate.

3. Individual awards

The Human Resources Committee conducts a year-end review of the individual performance of the senior executives, control function leaders and for other top earners across the bank. This includes an assessment of any risk, compliance, conduct, audit and financial factors when determining whether to exercise its discretion to modify individual variable pay awards.

The Committee also reviews mid and long-term incentives before they vest and pay out and considers whether forfeitures are appropriate.

Finally, the Board carries out a risk review at the end of the year (risk profiles of the enterprise and operating groups) to identify if each operating group’s risk profile is consistent with the bank’s risk appetite statement and the Board’s risk expectations before it approves final incentive awards for the CEO.

New for 2019

Management engaged an independent consulting firm to conduct a market review of its recoupment policy, and introduced three changes in 2019:

•   Extended the policy to apply to all roles that can have a material impact on the bank’s risk exposure

•   Increased the triggers for recoupment to better align with FSB Guidance – clawbacks now apply when there is employee misconduct or inappropriate risk-taking that result in significant financial or reputational harm to the bank, or if required by law

•   Gave the Board more time to understand the impact of executive actions – clawbacks now apply to all variable pay received in the past 36 months (previously 12 months).

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4. Clawback and forfeiture

BMO’s recoupment policy, which covers the clawback of cash compensation, and the forfeiture provisions in all of our equity compensation plans help mitigate current and future risks.

	Who it applies to	How it works
Clawback
Cash	Executives and BMO Capital Markets employees at the Managing Director level and above and all Material Risk Employees

All or part of the variable pay awarded or that has vested and paid out in the past three years can be clawed back when:

•   The bank restates its financial statements

•   Employee misconduct or inappropriate risk-taking result in significant financial or reputational harm to the bank, or

•   If required by law.

Forfeiture
Equity	All mid and long-term incentive plan participants

All unvested PSUs, RSUs, DSUs and vested and unvested stock options are subject to forfeiture when:

•   The bank uncovers inappropriate risk-taking by a participant

•   A participant resigns or is terminated for cause

•   It is discovered that a participant who no longer works for the bank committed an act while employed with the bank that would have been cause for termination

•   A participant whose employment has been terminated solicits bank employees, or

•   A participant who has retired solicits employees or customers of the bank.

Other policies and mechanisms
Anti-hedging	All mid and long-term incentive plan participants	To maintain alignment between pay for performance, participants are prohibited from using any kind of personal hedging (for example, prepaid variable contracts, equity swaps, collars or units of exchange funds), to undermine or reduce the risk and shareholder alignment embedded in their mid-term and long-term incentives or other BMO shares or securities they hold.
Individual performance considerations	All employees	Managers consider BMO’s Code of Conduct, Being BMO values and applicable expectations on risk, audit and compliance accountabilities when conducting individual performance assessments and making variable pay decisions.
Limits on guarantees	All employees	Variable pay for new employees can only be guaranteed for up to 12 months, which the Committee considers to be a sufficient amount of time to transition into the bank.
Change of control (1)	All mid and long-term incentive plan participants

To mitigate compensation risk, the stock option plan calls for a double trigger for accelerated vesting of stock options. Stock options will vest immediately if the bank undergoes a change of control and the participant is terminated without cause within 24 months of a change of control.

Unvested RSUs and PSUs continue to vest if there is a change of control or if the participant is terminated without cause.

(1)

Change of control occurs in the following circumstances: (i) 50% or more of the outstanding voting securities are acquired, (ii) all or substantially all of the bank’s assets are sold, assigned or transferred other than to a subsidiary, (iii) an acquisition of the bank via merger, amalgamation, consolidation or otherwise or dissolution of the bank, or (iv) a change in a majority of our Board members occurs.

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2019 PERFORMANCE AND COMPENSATION

2019 variable pay

The table below shows the impact of 2019 performance on variable pay, based on total bank measures (used to determine 100% of variable pay for the CEO and corporate area executives, and 50% of the variable pay funding for operating group executives). Operating group results are discussed in the executive profiles starting on page 91.

Every year the bank sets challenging goals. This year’s results met or exceeded goals on customer loyalty across the bank, and we saw favourable financial performance compared to our peers and made significant progress on the bank’s strategic priorities. Financial results, however, were below the goals that were set. Combined performance across these measures resulted in a business performance factor of 94% (see the detailed discussion of our results below). Our three-year TSR ranked fourth against our Canadian bank peers and as a result did not impact variable pay funding.

BUSINESS PERFORMANCE FACTOR (based on total bank measures)	RELATIVE TSR MODIFIER	ADJUSTMENT TO 2019 VARIABLE PAY FUNDING
94%	100%	94%

2019 total bank measures Absolute performance against measures directly tied to the bank’s strategic priorities				Three-year relative TSR BMO’s three-year TSR is ranked against our Canadian bank peers
Link to strategy	Measures (adjusted) (1) (see below for a discussion of each measure)	2019 goal	2019 results for compensation purposes

Three-year TSR is calculated using the average share price for the 90 days ending October 31, 2019 (instead of using the closing share price on October 31), because we believe this is a better reflection of performance.

Link to strategy

Growth

Peers

Bank of Nova Scotia

Canadian Imperial Bank of Commerce

National Bank

Royal Bank of Canada

Toronto-Dominion Bank

2019 modifier

Three-year TSR was 7.85% and placed us fourth among our Canadian bank peers

Growth	Revenue growth (30%)	6.7%	5.9%
	Return on equity (20%)	14.4%	13.9%
	EPS growth (20%)	7.5%	6.7%
Productivity	Efficiency ratio (20%)	60.7%	61.4%
Customer	Customer loyalty (NPS) (10%)	48	51

(1)  Adjusted measures are non-GAAP as discussed on page 60 of this circular, and page 17 of BMO’s 2019 Annual Report. Results for compensation purposes also exclude provision for credit losses on performing loans, consistent with our prior practice, before the adoption of IFRS 9 in fiscal 2018, of excluding credit losses on the collective allowance. See Compensation Discussion & Analysis: 2019 Overview on page 59 of this circular for reported results.

After their review of secondary considerations (see page 76 for more about this process), the management oversight committees did not recommend any modifications to the business performance factor or the relative TSR modifier. Based on this recommendation and its own review, the Committee did not use its discretion to adjust the calculated results or variable pay funding levels.

2019 total bank measures

The bank’s philosophy is to set challenging financial goals that continue to move the organization forward in delivering growth. We believe setting a high bar motivates the organization to deliver strong performance and is consistent with our ambition to achieve first quartile performance relative to our Canadian peers.

Revenue growth

Reported net revenue, which nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue, increased 5.7%. Revenue for compensation purposes,

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net of CCPB, increased 5.9% (1), driven by good performance in our P&C businesses and BMO Capital Markets, including the impact of the acquisition of KGS-Alpha. BMO Wealth Management and Corporate Services revenue also increased. Adjusted revenue growth, net of CCPB for compensation purposes was below our goal of 6.7% for the year mainly due to lower than expected growth in Wealth Management, approximately half of which was due to lower net Insurance revenue.

Return on equity

ROE is calculated as net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE for compensation purposes is calculated using adjusted net income (1). Reported ROE was 12.6%, compared with 13.3% in 2018. Adjusted ROE for compensation purposes was 13.9% (1), compared with 14.6% in 2018. Adjusted ROE was below our 2019 goal of 14.4%, mainly due to higher common shareholders’ equity, which was in part due to higher accumulated other comprehensive income.

Earnings per share (EPS) growth

EPS is calculated by dividing net income attributable to bank shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Adjusted EPS for compensation purposes is calculated using adjusted net income (1). Reported EPS was up 6.0% to $8.66 in 2019. Adjusted EPS for compensation purposes increased 6.7% (1). EPS growth primarily reflected increased earnings with growth in our P&C businesses and Wealth and a lower net loss in Corporate Services. BMO Capital Markets results declined. EPS growth was below our goal of 7.5% for 2019 mainly due to lower than goal net income. Below target performance in BMO Capital Markets, Wealth Management and Canadian P&C was partially offset by better performance in U.S. P&C and a lower net loss in Corporate Services.

Efficiency ratio

Efficiency ratio is calculated as non-interest expense divided by total revenue, net of CCPB, expressed as a percentage. Adjusted efficiency ratio for compensation purposes is calculated using adjusted revenue, net of CCPB (1), and adjusted expenses. Our reported efficiency ratio, net of CCPB was 64.2%, compared with 62.5% in 2018. The adjusted efficiency ratio for compensation purposes improved 50 basis points to 61.4% (1) in 2019, but was 70 basis points higher than our goal for 2019 due to lower revenue for the reasons noted above and higher expenses, mainly in BMO Capital Markets driven by severance expense, partially offset by lower expenses in Corporate Services.

Customer loyalty (NPS)

This year, we improved our customer experience scores in Canadian P&C, Wealth and Capital Markets and maintained our score in U.S. P&C. Our overall customer loyalty/experience score of 51 exceeded our 2019 goal of 48 and was one of our highest scores to date. Net Promoter Scores (NPS) are derived from customer surveys. NPS is a widely recognized method for assessing customer loyalty and is used by companies across a number of industries, including financial services. It is calculated as the percentage of survey respondents who report a strong likelihood that they would recommend the company or its products to others, minus the percentage of respondents reporting that they are unlikely to recommend the company or its products to others.

Three-year relative TSR

Our goal is to meet or exceed the total shareholder return of our Canadian bank peers. This year, we delivered a three-year TSR of 7.85% annualized, and ranked fourth, resulting in a modifier of 100%.

The three-year TSR calculated for compensation purposes is different from the three-year TSR reported in BMO’s 2019 Annual Report, because it is calculated based on the average share price for the 90 days ending October 31 (rather than the closing price on October 31), which we believe is a better reflection of sustained performance.

(1)

Reflects adjusted performance. For ROE and EPS, performance also excludes the provision for credit losses on performing loans, consistent with our prior practice, before the adoption of IFRS 9 in fiscal 2018, of excluding credit losses on the collective allowance. See Compensation Discussion & Analysis: 2019 Overview on page 59 of this circular for reported results.

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Generating shareholder value

Shareholder returns

The chart below compares the cumulative value of $100 invested in BMO common shares on October 31, 2014 with the cumulative value of $100 each invested in two TSX indices for the same period. The chart also compares total compensation awarded to the CEO, the CFO and the three most highly compensated NEOs in each year. NEO compensation has remained relatively flat despite the increase in shareholder returns over the last five years. See page 87 for more information about how Mr. White’s compensation aligns with shareholder returns.

(1)	Cumulative value of $100 invested on October 31, 2014, reflecting the change in share price plus reinvested dividends.
(2)

Includes base salary, annual short-term incentive payment, value of mid-term incentive awards at the time of grant, fair market value of the long-term incentive awards at the time of grant, other compensation and the annual pension service and compensation cost for the NEOs in each year.

(3)

NEOs in 2014 to 2017 were William A. Downe, Thomas E. Flynn and the three most highly compensated executive officers other than the CEO and CFO. In 2018 and 2019, the NEOs were Darryl White, Thomas E. Flynn and the three most highly compensated executive officers other than the CEO and CFO.

Cost of management ratio

In response to a shareholder proposal received in 2005, BMO committed to working with other financial institutions to develop a cost of management ratio to be reported annually. This measure shows that BMO’s executive compensation has remained consistently below 1% of net income after tax.

	2019	2018	2017
Reported net income after tax ($ millions)	5,758	5,453	5,339
Total aggregate NEO compensation ($ millions)	31.7	33.8	36.3
Cost of management ratio as a percentage of net income after tax (%)	0.55	0.62	0.68

Total aggregate compensation is the sum of base salary, total variable pay, other compensation and the annual pension service and compensation cost for NEOs.

The profiles that follow this section show the compensation that was awarded to each NEO for fiscal 2019, including the proportion of at-risk pay and deferred performance-based pay. Note that the amount each executive actually received in variable pay was based on calculated business performance factors, as well as performance against individual goals.

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2019 Compensation for the Named Executive Officers

Darryl White, Chief Executive Officer

Mr. White is responsible for providing leadership and vision for BMO Financial Group. Through the Board of Directors, he is accountable to shareholders for defining, communicating and implementing the strategic and operational goals and is responsible for enterprise-wide performance, financial results, including profit and loss, balance sheet and shareholder value metrics, and defining and maintaining a culture of corporate responsibility.

He is Co-Chair of the Inclusive Local Economic Opportunity Roundtable, a partnership between BMO and United Way Greater Toronto. He is a member of Catalyst Canada’s Advisory Board and has volunteered on the Advisory Council of Women in Capital Markets. He is a director of Unity Health Toronto, which includes St. Michael’s Hospital, St. Joseph’s Health Centre and Providence Healthcare, and is a director of the National Hockey League’s Montreal Canadiens and Alpine Canada.

2019 Performance

The bank had a strong year in a challenging economic environment and delivered solid results under Mr. White’s leadership:

•

Achieved record adjusted revenues net of Insurance claims, commissions and changes in policy benefit liabilities of $23 billion, driving an adjusted efficiency ratio of 61.4%, a 50 basis point improvement from 2018, and adjusted earnings per share (EPS) growth of 5%, which ranked second among our Canadian bank peer group. (1)

•	Produced our strongest customer loyalty results to date.
•	Achieved an employee engagement index of 85%, the bank’s highest level ever.
•	Led the introduction of BMO’s Purpose to Boldly Grow the Good in business and life, committing to sustainable finance, a thriving economy and an inclusive society.

(1)

Results and measures are presented on an adjusted or non-GAAP basis and exclude the impact of certain items as discussed on page 60 of this circular, and page 17 of BMO’s 2019 Annual Report. See Compensation Discussion & Analysis: 2019 Overview on page 59 of this circular for reported results.

2019 Compensation

For 2019, Mr. White’s total compensation target was set at $10.0 million, made up of $1.0 million in fixed pay (base salary), and a variable pay target of $9.0 million.

In determining Mr. White’s variable pay award for 2019, the Board considered his compensation target and linkages to performance including total bank performance against the five key measures tied to the bank’s strategy, and our three-year TSR of 7.85%. It also assessed his performance against the individual goals that were established with Mr. White at the beginning of the year, and the bank’s performance against a range of other secondary considerations (see page 76).

The calculated variable pay award for Mr. White in 2019 was 94% of his variable pay target, or $8.46 million. 28% of his variable pay award was allocated to his short-term incentive, or annual cash bonus. The remaining 72% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out. Both stock options and PSUs are adjusted for performance based on increases or decreases in BMO’s share price. PSUs are also adjusted for performance based on BMO’s 3-year average adjusted return on equity (ROE) compared to plan.

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Based on its review of risk, secondary considerations and Mr. White’s individual performance, the Board did not exercise its discretion to modify his calculated award.

(Canadian $)	2019	2018	2017
Fixed pay
Salary (1)	1,000,000	1,000,000	750,000
Variable pay	8,460,000	7,645,000	7,500,000
Cash
Short-term incentive	2,350,000	1,980,000	2,050,000
Equity (deferred)
Mid-term incentive – performance share units (PSUs)	4,700,000	4,506,250	3,500,000
Long-term incentives – stock options	1,410,000	1,158,750	700,000
– deferred share units (DSUs)	—	—	1,250,000
Total direct compensation	9,460,000	8,645,000	8,250,000

(1)	$750,000 effective November 1, 2016 and $1 million effective November 1, 2017.

Target for 2020

Based on Mr. White’s performance and experience, and to position his compensation more competitively with the market, the Board approved a target total compensation of $10.5 million for 2020. There was no change to his salary.

How compensation is aligned with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 72% of Mr. White’s 2019 variable pay award is deferred.

The table below shows the total direct compensation of our CEO over the last five fiscal years, and its current value compared with shareholder value. Mr. White was appointed CEO on November 1, 2017.

		Total direct compensation awarded ($) (1)	Annual total direct compensation value as of Dec 31, 2019 ($)	Value of $100
Year	CEO			Period	CEO ($) (2)	Shareholders ($) (3)
2015	William Downe	10,155,000	13,489,837	Oct 31, 2014 to Dec 31, 2019	133	150
2016	William Downe	10,623,750	11,424,179	Oct 31, 2015 to Dec 31, 2019	108	155
2017	William Downe	10,500,000	10,142,759	Oct 31, 2016 to Dec 31, 2019	97	132
2018	Darryl White	8,645,000	8,910,251	Oct 31, 2017 to Dec 31, 2019	103	110
2019	Darryl White	9,460,000	8,041,609	Oct 31, 2018 to Dec 31, 2019	85	106
Average					105	131
(1)	Includes salary and variable pay awarded at year-end in respect of performance during the year.
(2)	The CEO’s compensation value measured on December 31, 2019 for each $100 awarded in total direct compensation during the fiscal year indicated.
(3)	The cumulative value of $100 invested in BMO shares on the first trading day of the period indicated, assuming reinvestment of dividends.

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Share ownership

Mr. White is required to own 8.0 times base salary. He exceeds his share ownership guidelines.

Share ownership as at December 31, 2019
	RSUs		PSUs		DSUs		Shares held privately	Total share ownership	Total as a multiple of base salary
Vested	0	$0	0	$0	40,986	$4,124,746	$2,099,652	$6,224,398	6.22
Unvested	0	$0	132,521	$13,345,355	13,461	$1,354,667	$0	$14,700,022	14.70
Total	0	$0	132,521	$13,345,355	54,447	$5,479,413	$2,099,652	$20,924,420	20.92

Pension

As part of his employment agreement as CEO with the bank, Mr. White receives an enhanced pension benefit that defines his overall pension arrangement and caps the maximum benefit payable at normal retirement at $1,250,000.

Mr. White participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees.
•	An enhanced pension benefit provided through a bank-funded, non-registered agreement defining his overall pension arrangement, and clarifying his entitlement if there is a change of control.

Mr. White’s overall annual normal retirement pension benefit is:

•

An annual accrual of $125,000 per year of service to a maximum annual pension benefit of $1.25 million, offset by any benefits payable from the BMO Canada Pension Plan or any other bank-sponsored pension or retirement savings plans.

•

Pension benefits under the enhanced pension benefit are payable at a normal retirement age of 60. This benefit is reduced by 4% for each year that the retirement precedes age 60 but early retirement cannot occur prior to age 50.

The pension under both the enhanced pension benefit and the BMO Canada Pension Plan are paid as periodic payments.

Mr. White’s total annual retirement pension benefit accrued to date is $254,861, payable at age 60. This amount will increase with additional years of credited service. See page 101 for more information.

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Thomas E. Flynn, Chief Financial Officer

Mr. Flynn leads the management and oversight of enterprise-wide financial governance and reporting, treasury management, corporate development, investor, media and government relations and taxation.

He is the Chair on the board of Sunnybrook Health Sciences Centre, has been active on other private and public sector boards and served as a member of the major individual giving campaign cabinet for the United Way of Greater Toronto.

2019 Performance

Mr. Flynn’s leadership of our financial and investor, media and government relations groups is critical to the bank’s performance. He performed well against 2019 priorities, including:

•

Achieving record adjusted revenues net of Insurance claims, commissions and changes in policy benefit liabilities of $23 billion, driving an adjusted efficiency ratio of 61.4%, a 50 basis point improvement from 2018, and adjusted earnings per share (EPS) growth of 5%, which ranked second amongst our Canadian peer group. (1)

•	Maintaining strong and active engagement with investors.
•	Establishing BMO as a CPA Canada pre-approved training office – allowing CPA candidates to earn their designation while working at BMO.
•	Contributing to initiatives focused on achieving strong growth in deposits.

(1)

Results and measures are presented on an adjusted or non-GAAP basis and exclude the impact of certain items as discussed on page 60 of this circular, and page 17 of BMO’s 2019 Annual Report. See Compensation Discussion & Analysis: 2019 Overview on page 59 of this circular for reported results.

2019 Compensation

In determining Mr. Flynn’s variable pay award for 2019, the Committee considered his compensation target, total bank performance against the five key measures tied to the bank’s strategy, and our three-year TSR of 7.85%. It also assessed his performance against his individual goals for the year, and the bank’s performance against a range of other secondary considerations (see page 76).

The calculated variable pay award for Mr. Flynn in 2019 was $2.91 million. 28% of his variable pay award was allocated to his short-term incentive, or annual cash bonus. The remaining 72% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out.

Based on its review of risk, secondary considerations and Mr. Flynn’s individual performance, the Committee did not exercise its discretion to modify his calculated award.

(Canadian $)	2019	2018	2017
Fixed pay
Salary (1)	600,000	600,000	583,333
Variable pay	2,910,000	2,955,000	2,900,000
Cash
Short-term incentive	820,000	792,000	800,000
Equity (deferred)
Mid-term incentive – performance share units (PSUs)	1,670,000	1,725,250	1,350,000
Long-term incentives – stock options	420,000	437,750	300,000
– deferred share units (DSUs)	—	—	450,000
Total direct compensation	3,510,000	3,555,000	3,483,333

(1)	$600,000 effective January 1, 2017.

Target for 2020

Mr. Flynn’s target total direct compensation is competitive with the market and was not changed for 2020.

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Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 72% of Mr. Flynn’s 2019 variable pay award is deferred.

Share ownership

Mr. Flynn exceeds his share ownership guidelines.

Share ownership as at December 31, 2019
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of base salary
5.0	$1,764,722	$0	$4,990,939	$3,743,486	$10,499,147	17.50

Pension

Mr. Flynn participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees.
•	The Executive Supplementary Pension Plan (Supplementary Plan), a bank-funded non-registered arrangement for executives, designated managing directors and designated officers.

Mr. Flynn’s total annual normal retirement pension benefit is:

•

Equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (CPP) entitlement. He also receives an additional 1.25% of the average of his five highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) and multiplied by his years of credited service plus 0.75% of his average pensionable salary multiplied by the years of his optional contributory service.

•

Payable at age 65 but can be paid up to 15 years earlier on a reduced basis (a reduction of 3% per year for each year that retirement precedes age 60 for the portion of the pension based on service accrued prior to July 1, 2007, and a reduction of 4% per year for each year that retirement precedes age 65 for the portion of the pension based on service accrued after June 30, 2007), subject to legislation, regulations and plan rules.

•	Paid as periodic payments from both the BMO Canada Pension Plan and the Supplementary Plan.

Mr. Flynn’s total annual retirement pension benefit to date is $261,351, payable on an unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 101 for more information.

Bank of Montreal Management Proxy Circular	90

Dan Barclay, Chief Executive Officer & Group Head, BMO Capital Markets

Mr. Barclay is responsible for BMO Financial Group’s interactions with corporate, institutional and government clients worldwide. He is a member of BMO Financial Group’s Executive Committee and chairs BMO Capital Markets’ Operating and Executive committees.

He currently serves on the Board of Directors of the Children’s Aid Foundation of Canada, was a past co-chair of the BMO Capital Markets United Way Employee Giving Campaign and is a recipient of the Women in Capital Markets Champion of Change Award (2016).

2019 Performance

Under Mr. Barclay’s leadership, BMO Capital Markets performed well against its key priorities in 2019, including:

•	Continuing to drive strong and increasing client loyalty scores.
•	Establishing an enterprise Sustainable Finance Group.
•	Winning key mandates and acting as financial advisor to key transactions.
•	Building collaboration with the U.S. P&C business for key middle-market M&A business.
•	Simplifying the segment structure by establishing a single International Capital Markets division.
•	Completed the successful integration of KGS-Alpha with performance better than original business case.

BMO Capital Markets’ performance is shown in the table below.

Variable pay measures (1)	2019 performance (2)		Impact on variable pay
Net income	$1,107 million	Below goal mainly due to higher expenses driven by severance expense	Operating group (50%): 87% Total bank (50%): 94% – see page 83 for more information.
Revenue growth	8.5%	Slightly below goal due to lower Investment and Corporate Banking revenue
Return on equity	10.0%	Below goal due to lower net income
Efficiency ratio (3)	68.2%	Below goal mainly due to higher expenses
Customer loyalty/experience	104	Above goal

(1)

Results and measures are non-GAAP as discussed on page 60 of this circular, and on pages 17 and 48 of BMO’s 2019 Annual Report. Adjusted results exclude amortization of acquisition-related intangible assets ($17 million after-tax in 2019) and acquisition-related costs ($10 million after-tax in 2019).

(2)

For compensation purposes, an adjustment was made to BMO Capital Markets’ results for measuring compensation to increase provisions for credit losses to reflect credit losses on an expected loss basis, rather than actual credit losses.

(3)	Efficiency ratio is calculated as adjusted non-interest expense divided by adjusted total revenue, expressed as a percentage.

2019 Compensation

As part of his appointment as Group Head, BMO Capital Markets, for 2019 Mr. Barclay’s target total direct compensation was increased to better align his pay with the market. This included an increase in base salary to $600,000.

In determining Mr. Barclay’s variable pay award for 2019, the Committee considered his compensation target as well as the performance of the bank (50%) and of his operating group (50%). It also considered our three-year TSR of 7.85%. Finally, it also assessed his performance against his individual goals for the year, and the performance of the bank and his operating group against a range of other secondary considerations (see page 76).

91	Bank of Montreal Management Proxy Circular

The calculated variable pay award for Mr. Barclay in 2019 was $5.9 million. Given the performance of the group against annual goals, Mr. Barclay offered and the Committee agreed that 100% of his award would be allocated into PSUs and stock options, which are adjusted for performance again before they are paid out; 0% was allocated to cash bonus.

Based on its review of risk, secondary considerations and Mr. Barclay’s individual performance, the Committee did not make any other discretionary adjustments to Mr. Barclay’s calculated award.

(Canadian $)	2019	2018	2017
Fixed pay
Salary (1)	600,000	250,000	250,000
Variable pay	5,900,000	4,375,000	4,150,000
Cash
Short-term incentive	—	1,531,250	1,660,000
Equity (deferred)
Mid-term incentive – performance share units (PSUs)	4,725,000	2,593,750	2,215,000
Long-term incentives – stock options	1,175,000	250,000	275,000
– deferred share units (DSUs)	—	—	—
Total direct compensation	6,500,000	4,625,000	4,400,000

(1)	$600,000 effective November 1, 2018.

Target for 2020

Mr. Barclay’s target total direct compensation for 2020 was increased to position his variable pay more competitively with the market. There was no change to his base salary.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 100% of Mr. Barclay’s 2019 variable pay award is deferred.

Share ownership

Mr. Barclay exceeds his share ownership guidelines.

Share ownership as at December 31, 2019
Required Multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of target total direct compensation
1.0 of target total direct compensation	$345,900	$5,196,704	$4,725,000	$0	$10,267,604	Exceeds requirement

Pension

Mr. Barclay participates in the BMO Nesbitt Burns Employee Retirement Plan, on the same basis as other BMO Nesbitt Burns employees. As a participant, he is required to contribute 2% of his earnings to an annual maximum of $2,000 and the bank contributes 3% of his earnings to an annual maximum of $3,500. The bank will match 100% of additional voluntary contributions equal to 2% of his earnings to a maximum of $2,000 per year. See page 102 for more information.

Bank of Montreal Management Proxy Circular	92

Cameron Fowler, President, North American Personal & Business Banking

Mr. Fowler is responsible for setting the strategic direction for and providing leadership across the Personal and Business Banking businesses in Canada and the U.S. He also has enterprise accountability for retail payments, digital acceleration, channel strategy and the customer contact centres. Mr. Fowler chairs the bank’s Operating Committee.

He is a member of the Board of Directors of BMO Financial Corp., CivicAction and the Centre for Addiction and Mental Health Foundation (CAMH). He is Co-Chair of the Major Banks Campaign for the United Way of Greater Toronto and has served as a past Chair of the Executive Council of the Canadian Bankers Association, Moneris Solutions and the Enbridge Ride to Conquer Cancer.

2019 Performance

Mr. Fowler delivered strong results against 2019 priorities, including:

•	Delivering strong financial performance.
•	Achieving customer loyalty scores above plan in all businesses.
•	Launching BMO Digital Banking in the U.S. and enhanced Canadian digital experiences like BMO QuickPay, winner of Gartner Eye on Innovation award.
•	Completing an end-to-end reorganization of the segment structure, setting the foundation to accelerate growth, transform support functions and significantly reduce costs.

Canadian P&C performance is shown in the table below.

Variable pay measures (1)	2019 performance (2)		Impact on variable pay
Net income	$2,595 million	Below goal mainly due to lower revenue	Operating group (50%): 101% Total bank (50%): 94% – see page 83 for more information.
Revenue growth	5.2%	Slightly below goal due to lower margins and fee-based revenue, partially offset by the impact of higher balances
Efficiency ratio (3)	48.1%	Slightly below goal due to lower revenue and higher expenses
Customer loyalty/experience	46	Above goal

(1)

Results and measures are non-GAAP as discussed on page 60 of this circular, and on pages 17 and 36 of BMO’s 2019 Annual Report. Adjusted results exclude the amortization of acquisition-related intangible assets ($2 million after-tax in 2019).

(2)

For compensation purposes, an adjustment was made to Canadian P&C’s results for measuring compensation to increase provisions for credit losses to reflect credit losses on an expected loss basis, rather than actual credit losses.

(3)	Efficiency ratio is calculated as adjusted non-interest expense divided by adjusted total revenue, expressed as a percentage.

2019 Compensation

In determining Mr. Fowler’s variable pay award for 2019, the Committee considered his compensation target as well as the performance of the bank (50%) and of his operating group (50%). It also considered our three-year TSR of 7.85%. Finally, it also assessed his performance against his individual goals for the year, and the performance of the bank and his operating group against a range of other secondary considerations (see page 76).

The calculated variable pay award for Mr. Fowler in 2019 was $4.31 million. 32% of his variable pay award was allocated to his short-term incentive, or annual cash bonus. The remaining 68% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out.

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Based on its review of risk, secondary considerations and Mr. Fowler’s individual performance, the Committee did not exercise its discretion to modify his calculated award.

(Canadian $)	2019	2018	2017
Fixed pay
Salary (1)	600,000	600,000	600,000
Variable pay	4,310,000	4,400,000	3,900,000
Cash
Short-term incentive	1,370,000	1,400,000	1,200,000
Equity (deferred)
Mid-term incentive – performance share units (PSUs)	2,350,000	2,400,000	1,800,000
Long-term incentives – stock options	590,000	600,000	375,000
– deferred share units (DSUs)	—	—	525,000
Total direct compensation	4,910,000	5,000,000	4,500,000

Target for 2020

Mr. Fowler’s target total direct compensation is competitive with market and was not changed for 2020.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 68% of Mr. Fowler’s 2019 variable pay award is deferred.

Share ownership

Mr. Fowler exceeds his share ownership guidelines.

Share ownership as at December 31, 2019
Required Multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of base salary
5.0	$10,567	$0	$6,883,961	$2,078,094	$8,972,622	14.95

Pension

Mr. Fowler participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees.
•	The Executive Supplementary Pension Plan (Supplementary Plan), a bank-funded non-registered arrangement for executives, designated managing directors and designated officers.

Mr. Fowler’s total annual normal retirement pension benefit is:

•

Equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (CPP) entitlement. He also receives an additional 1.25% of the average of his five highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) multiplied by his years of credited service.

•

Pension attributed to the BMO Canada Pension Plan and Supplementary Plans is payable at age 65 but can be paid up to 10 years earlier on a reduced basis (a reduction of 4% per year for each year that retirement precedes age 65), subject to legislation, regulations and plan rules.

•	The portion paid from the BMO Canada Pension Plan and Supplementary Plan paid as periodic payments.

Mr. Fowler’s total annual retirement pension benefit to date is $65,511, payable on an unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 101 for more information.

Bank of Montreal Management Proxy Circular	94

David R. Casper, U.S. Chief Executive Officer, BMO Financial Group, Chair and Chief Executive Officer, BMO Harris Bank N.A. and Group Head, North American Commercial Banking

Mr. Casper is responsible for the overall performance of BMO Financial Corp., BMO Harris Bank N.A. and their subsidiaries. Additionally, he has responsibility for BMO Financial Group’s North American Commercial Banking business, which includes the bank’s Treasury and Payment Solutions group. He is also responsible for ensuring effective governance across all BMO U.S. operations.

He serves on the Board of Directors for the Chicago Public Library Foundation, the Ounce of Prevention Fund, the United Way of Greater Chicago, Northwestern Medical Group, Milwaukee’s Summerfest, the Civic Federation and World Business Chicago, and the Sentry Insurance Company. He is also on the Executive Committee of Junior Achievement of Chicago, a member of the Civic Committee of the Commercial Club of Chicago and the Trustees Committee of the Chicago Community Trust.

2019 Performance

Mr. Casper delivered strong results against 2019 priorities, including:

•	Delivering consistently strong financial performance.
•	Completing end-to-end process transformations focused primarily on modernization of Treasury and Payment Solutions and deposit growth initiatives.
•	Executing on our growth strategy in geographic and specialty coverage areas, successfully expanding our talent base through a strategic hiring initiative.
•	Continuing to focus on driving diversity in senior leadership roles.

U.S. P&C performance is shown in the table below.

Variable pay measures (1)	2019 performance (US$) (2)		Impact on variable pay
Net income	$1,148 million	Above goal	Operating group (50%): 103% Total bank (50%): 94% – see page 83 for more information.
Revenue growth	5.6%	Slightly above goal
Efficiency ratio (3)	57.3%	At goal
Customer loyalty/experience	57	At goal

(1)

Results and measures are non-GAAP as discussed on page 60 of this circular, and on page 17 of BMO’s 2019 Annual Report. Adjusted results exclude the amortization of acquisition-related intangible assets (US$32 million after-tax in 2019).

(2)

For compensation purposes, an adjustment was made to U.S. P&C’s results for measuring compensation to increase provisions for credit losses to reflect credit losses on an expected loss basis, rather than actual credit losses.

(3)	Efficiency ratio is calculated as adjusted non-interest expense divided by adjusted total revenue, expressed as a percentage.

2019 Compensation

In consideration of his dual role as Group Head of our North American Commercial Banking platform and as CEO of our U.S. operations, Mr. Casper’s target total direct compensation was increased to better align with the market. This included an increase in base salary to $600,000.

In determining Mr. Casper’s variable pay award for 2019, the Committee considered his compensation target as well as the performance of the bank (50%) and of his operating group (50%). It also considered our three-year TSR of 7.85%. Finally, it also assessed his performance against his individual goals for the year, and the performance of the bank and his operating group against a range of other secondary considerations (see page 76).

The calculated variable pay award for Mr. Casper in 2019 was US$3.67 million. 27% of his variable pay award was allocated to his short-term incentive, or annual cash bonus. The remaining 73% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out.

95	Bank of Montreal Management Proxy Circular

Based on its review of risk, secondary considerations and Mr. Casper’s individual performance, the Committee did not exercise its discretion to modify his calculated award.

(US$)	2019	2018	2017
Fixed pay
Salary (1)	600,000	550,000	533,333
Variable pay	3,670,000	2,950,000	2,450,000
Cash
Short-term incentive	990,000	815,000	650,000
Equity (deferred)
Mid-term incentive – performance share units (PSUs)	2,310,000	1,840,000	1,200,000
Long-term incentives – stock options	370,000	295,000	250,000
– deferred share units (DSUs)	—	—	350,000
Total direct compensation	4,270,000	3,500,000	2,983,333

(1)	$550,000 effective January 1, 2017, and $600,000 effective November 1, 2018

Target for 2020

Mr. Casper’s target total direct compensation is competitive with market and was not changed for 2020.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 73% of Mr. Casper’s 2019 variable pay award is deferred.

Share ownership

Mr. Casper exceeds his share ownership guidelines.

Share ownership as at December 31, 2019
Required Multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of base salary
5.0	$399,038	$0	$7,371,489	$3,009,427	$10,779,954	13.52

Pension

Mr. Casper participates in the following defined contribution savings plans:

•	The Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (401(k) Savings Plan).
•	The BMO Financial Corp. Non-Qualified Savings Plan (Non-Qualified Savings Plan).

The bank annually contributes 2% of his earnings (subject to annual statutory limits on earnings established by the IRS). He may elect to make voluntary contributions up to 25% of his earnings and the bank will match 100% of voluntary contributions equal to 5% of his earnings (subject to annual statutory limits on contributions and earnings established by the IRS). The BMO Financial Corp. Non-Qualified Savings Plan provides similar benefits on earnings between the statutory earnings limit and US$500,000.

Mr. Casper has also accrued defined benefit pension benefits in the following plans:

•

The Employees’ Retirement Plan of the Bank of Montreal/Harris (Harris Qualified Plan) in the final average earnings grandfathered provisions which is a company plan frozen to future benefit service as of February 28, 2017.

•	The Harris Retirement Benefit Replacement Plan (Harris Non-Qualified Plan), also frozen as of February 28, 2017.

Bank of Montreal Management Proxy Circular	96

Mr. Casper’s total annual normal retirement pension benefit is:

•

Equal to 2% of his final average earnings (subject to certain limits) multiplied by his pre-July 1, 1995 service, plus 1.7% of his final average earnings (subject to certain limits) multiplied by his post-June 30, 1995 service less an offset for a Social Security entitlement.

•

No future benefit service will be received after February 28, 2017. Future pay increases will be reflected in the final average earnings benefit after that date. The 35-year service cap applicable to the Harris Qualified Plan was reached by Mr. Casper on July 31, 2013.

•	The Harris Non-Qualified Plan provides for benefits in excess of statutory compensation limits for the Harris Qualified Plan.
•	The portion paid from the Harris Qualified Plan is paid as either periodic payments or in a lump sum; the portion from the Harris Non-Qualified Plan is paid in a lump sum.

His total annual retirement pension benefit to date is $547,782, payable on an unreduced basis at age 62. This amount will increase with additional earnings. See pages 101 and 102 for more information.

97	Bank of Montreal Management Proxy Circular

EXECUTIVE COMPENSATION TABLES

Summary compensation table

The table below shows the compensation for the NEOs in each of the last three fiscal years.

			Share- based	Option- based	Non-equity incentive plan compensation ($)	Pension	All other	Total
Name and principal position	Year	Salary ($)	awards ($) (1)	awards ($) (1)(2)	Annual incentive plans (3)	value ($) (4)	compensation ($) (5)	compensation ($)
Darryl White	2019	1,000,000	4,700,000	1,410,000	2,350,000	1,386,790	3,000	10,849,790
Chief Executive Officer	2018	1,000,000	4,506,250	1,158,750	1,980,000	1,476,234	3,000	10,124,234
	2017	750,000	4,750,000	700,000	2,050,000	55,009	5,242	8,310,251
Thomas E. Flynn	2019	600,000	1,670,000	420,000	820,000	127,314	0	3,637,314
Chief Financial Officer	2018	600,000	1,725,250	437,750	792,000	132,423	0	3,687,423
	2017	583,333	1,800,000	300,000	800,000	126,905	4,377	3,614,615
Dan Barclay	2019	600,000	4,725,000	1,175,000	0	5,500	3,000	6,508,500
Chief Executive Officer & Group Head, BMO Capital Markets	2018	250,000	2,593,750	250,000	1,531,250	6,356	3,000	4,634,356
	2017	250,000	2,215,000	275,000	1,660,000	4,653	2,998	4,407,651

Cameron Fowler	2019	600,000	2,350,000	590,000	1,370,000	51,291	3,000	4,964,291
President, North American Personal & Business Banking	2018	600,000	2,400,000	600,000	1,400,000	55,405	3,000	5,058,405
	2017	600,000	2,325,000	375,000	1,200,000	53,270	3,804	4,557,074

David R. Casper	2019	797,400	3,066,525	491,175	1,315,710	50,262	0	5,721,072
U.S. Chief Executive Officer,	2018	708,290	2,445,176	392,026	1,049,557	269,278	0	4,864,327
BMO Financial Group, Chair and Chief Executive Officer, BMO Harris Bank N.A. and Group Head, North American Commercial Banking	2017	697,120	1,999,810	322,550	849,615	(34,093)	0	3,835,002

Cash compensation paid in U.S. dollars has been converted into Canadian dollars using an average exchange rate for each fiscal year: US$1.00 = C$1.3290 in 2019, US$1.00 = C$1.2878 in 2018 and US$1.00 = C$1.3071 in 2017.

Equity awards granted in U.S. dollars have been converted into Canadian dollars using the November month-end spot rate for each fiscal year: US$1.00 = C$1.3275 in 2019, US$1.00 = C$1.3289 in 2018 and US$1.00 = $1.2902 in 2017.

(1)

The option-based and share-based awards reported are the most recently approved, rather than those 12 months in arrears. The amounts shown are the values on the grant date in each of the 2019, 2018 and 2017 calendar years. The table does not show the value of option-based and share-based awards granted to each of the NEOs in fiscal 2017, November 1 to December 31, 2016. Equity awards granted in U.S. dollars have been converted into Canadian dollars using the November month-end spot rate for 2016: US$1.00 = C$1.3429.

•	The value of options granted during this period was: Mr. White: $765,000, Mr. Flynn: $300,000, Mr. Barclay: $275,000, Mr. Fowler: $330,000, and Mr. Casper: $369,298.
•	The value of share-based awards during this period was: Mr. White: $4,135,000, Mr. Flynn: $1,835,000, Mr. Barclay: $1,975,000, Mr. Fowler: $2,120,000, and Mr. Casper: $2,249,358.
(2)

In 2019, BMO changed its valuation methodology to a five-year average value. A third-party consultant prepared an estimate of the value of the options for 2019, which was reviewed by BMO’s market risk group. The consultant uses a binomial pricing model, a commonly used valuation method, and gave key assumptions to determine option fair value: historic dividend yield: 4.25%, historic share price volatility: 14.57%, risk free rate of return: 2.20% and option term: 10 years. Based on these assumptions, the compensation value of each option granted to the NEOs in December 2019 is $15.22 per option. For accounting purposes, the option value methodology and assumptions used are consistent with the guidance in International Financial Reporting Standard 2, Share-Based Payments. For options granted in 2019, a binomial option pricing model was used with the following assumptions: expected dividend yield: 4.3%, expected share price volatility: 15.4%, risk free rate of return: 1.95% and expected period until exercise: 6.5 years – 7.0 years. Based on these assumptions, the weighted-average value of each option granted in December 2019 is approximately $9.46 per option. For the options granted in December 2018, differences in similar assumptions resulted in a compensation value of $14.38, and an accounting value of $10.23.

(3)

Executives can defer a portion of their short-term cash incentive award and receive deferred share units (DSUs) instead. Of the NEOs listed, Mr. White elected to defer 75% of his 2018 short-term cash incentive award into DSUs.

(4)

Pension value includes the current service cost and the impact of differences between actual compensation and compensation estimated for actuarial purposes (see pages 101 and 102 for information about the pension plans and obligations). The pension value for Mr. Casper includes contributions to the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris effective March 1, 2017 and the Non-Qualified Savings Plan. Under the BMO Harris Defined Benefit Plan, he has reached his 35-year maximum service cap.

(5)

These amounts represent the bank’s contributions to the NEOs under the employee share purchase programs, plus the total value of perquisites and benefits where they are above $50,000, or 10% of the total annual salary (whichever is lower).

Bank of Montreal Management Proxy Circular	98

Outstanding option-based awards and share-based awards

The following tables show the value of the outstanding option-based and share-based awards for each NEO as of October 31, 2019.

		Option-based awards
Name	Grant date	Number of securities underlying unexercised options	Option exercise price (1)	Option expiration date	Value of unexercised in-the-money options (2)	Value of options exercised (3)
Darryl White

	14-Dec-2012	0	$60.11	14-Dec-2022	$0	$586,006
	16-Dec-2013	17,312	$68.60	16-Dec-2023	$500,317
	15-Dec-2014	15,876	$78.09	15-Dec-2024	$308,153
	14-Dec-2015	44,960	$77.23	14-Dec-2025	$911,339
	19-Dec-2016	46,440	$96.90	19-Dec-2026	$27,864
	18-Dec-2017	40,919	$100.63	18-Dec-2027	$0
	17-Dec-2018	80,559	$89.90	17-Dec-2028	$612,248
Total		246,066			$2,359,921	$586,006
Thomas E. Flynn

	16-Dec-2013	39,359	$68.60	16-Dec-2023	$1,137,475
	15-Dec-2014	17,288	$78.09	15-Dec-2024	$335,560
	14-Dec-2015	19,423	$77.23	14-Dec-2025	$393,704
	19-Dec-2016	18,212	$96.90	19-Dec-2026	$10,927
	18-Dec-2017	17,537	$100.63	18-Dec-2027	$0
	17-Dec-2018	30,434	$89.90	17-Dec-2028	$231,298
Total		142,253			$2,108,964	$0
Dan Barclay

	14-Dec-2015	19,063	$77.23	14-Dec-2025	$386,407
	19-Dec-2016	16,694	$96.90	19-Dec-2026	$10,016
	18-Dec-2017	16,076	$100.63	18-Dec-2027	$0
	17-Dec-2018	17,381	$89.90	17-Dec-2028	$132,096
Total		69,214			$528,519	$0
Cameron Fowler

	16-Dec-2013	5,941	$68.60	16-Dec-2023	$171,695	$244,143
	15-Dec-2014	9,605	$78.09	15-Dec-2024	$186,433
	14-Dec-2015	16,186	$77.23	14-Dec-2025	$328,090
	19-Dec-2016	20,033	$96.90	19-Dec-2026	$12,020
	18-Dec-2017	21,921	$100.63	18-Dec-2027	$0
	17-Dec-2018	41,714	$89.90	17-Dec-2028	$317,026
Total		115,400			$1,015,264	$244,143
David R. Casper

	16-Dec-2013	18,578	$68.60	16-Dec-2023	$536,904
	15-Dec-2014	12,819	$78.09	15-Dec-2024	$248,817
	14-Dec-2015	19,211	$77.23	14-Dec-2025	$389,407
	19-Dec-2016	22,418	$96.90	19-Dec-2026	$13,451
	18-Dec-2017	18,855	$100.63	18-Dec-2027	$0
	17-Dec-2018	27,255	$89.90	17-Dec-2028	$207,138
Total		119,136			$1,395,717	$0

(1)	The option exercise price is equivalent to the closing market value of BMO common shares on the trading day immediately preceding the date of grant.
(2)

The value of unexercised in-the-money options equals the difference between the grant price of the options and the closing price of the shares on the TSX on October 31, 2019 ($97.50). This includes options that have not yet vested or cannot be exercised because they are subject to price condition hurdles that have not been reached.

(3)	The value of options exercised is the proceeds received in fiscal 2019 from the exercise of options granted in previous years, before deductions for taxes and commissions.

99	Bank of Montreal Management Proxy Circular

			Share-based awards
Name	Grant date	Plan	Number of shares or units that have not vested	Market or payout value of unvested share-based awards not paid out or distributed	Number of shares or units that have vested (4)	Market or payout value of vested share- based awards not paid out or distributed (5)
Darryl White

	14-Dec-2015	Awarded DSU			11,859	$1,156,298
	19-Dec-2016	Awarded DSU	11,424	$1,113,867
	19-Dec-2016	PSU	40,304	$3,929,636
	18-Dec-2017	Awarded DSU	13,313	$1,298,028
	18-Dec-2017	PSU	37,879	$3,693,206
	17-Dec-2018	PSU	47,162	$4,598,271
		Deferred DSU			17,253	$1,682,125
Total			150,082	$14,633,008	29,112	$2,838,423
Thomas E. Flynn

	14-Dec-2012	Awarded DSU			7,475	$728,853
	16-Dec-2013	Awarded DSU			6,475	$631,357
	15-Dec-2014	Awarded DSU			6,281	$612,442
	14-Dec-2015	Awarded DSU			6,374	$621,511
	19-Dec-2016	Awarded DSU	5,390	$525,517
	19-Dec-2016	PSU	17,537	$1,709,890
	18-Dec-2017	Awarded DSU	4,793	$467,290
	18-Dec-2017	PSU	14,610	$1,424,523
	17-Dec-2018	PSU	18,056	$1,760,481
Total			60,386	$5,887,701	26,605	$2,594,163
Dan Barclay

	19-Dec-2016	RSU	15,114	$1,473,614
	18-Dec-2017	RSU	23,972	$2,337,272
	17-Dec-2018	RSU	27,146	$2,646,716
Total			66,232	$6,457,602	0	$0
Cameron Fowler

	15-Dec-2014	Awarded DSU			3,784	$368,941
	14-Dec-2015	Awarded DSU			5,189	$505,880
	19-Dec-2016	Awarded DSU	5,859	$571,214
	19-Dec-2016	PSU	20,662	$2,014,561
	18-Dec-2017	Awarded DSU	5,592	$545,172
	18-Dec-2017	PSU	19,481	$1,899,364
	17-Dec-2018	PSU	25,118	$2,449,010
Total			76,712	$7,479,321	8,973	$874,821
David R. Casper

	14-Dec-2015	Awarded DSU			6,111	$595,866
	19-Dec-2016	Awarded DSU	5,863	$571,672
	19-Dec-2016	PSU	22,265	$2,170,838
	18-Dec-2017	Awarded DSU	4,801	$468,120
	18-Dec-2017	PSU	16,755	$1,633,650
	17-Dec-2018	PSU	25,591	$2,495,115
		Deferred DSU			12,799	$1,247,943
Total			75,275	$7,339,395	18,910	$1,843,809

(4)

The number of shares or units that have vested represents: i) aggregate annual cash bonuses the NEO voluntarily elected to defer into DSUs, ii) awarded DSUs that have vested, and iii) the dividend equivalents earned as additional DSUs.

(5)

The value of outstanding shares or units for DSUs, RSUs and PSUs is based on the closing price of a BMO common share on the TSX on October 31, 2019 ($97.50). The value of PSUs assumes no performance adjustment. The market or payout value of vested share-based awards not paid out or distributed represents: i) aggregate annual cash bonuses the NEO voluntarily elected to defer into DSUs, ii) awarded DSUs that have vested, and iii) the dividend equivalents earned as additional DSUs.

Bank of Montreal Management Proxy Circular	100

Incentive plan awards – Value vested or earned

The table below shows the value of option-based awards, share-based awards and non-equity incentive plan compensation that vested or was earned in fiscal 2019.

Name	Option-based awards – value vested during the year ($) (1)	Share-based awards – value vested during the year ($) (2)	Non-equity incentive plan compensation – value earned during the year ($) (3)
Darryl White	378,570	4,882,712	2,350,000
Thomas E. Flynn	225,124	2,410,594	820,000
Dan Barclay	120,758	1,826,184	0
Cameron Fowler	159,261	2,226,807	1,370,000
David R. Casper	197,397	2,025,558	1,315,710

(1)

The value of stock options that vested during the fiscal year is based on the difference between the grant price of the options and the closing price of a BMO common share on the TSX on the vesting date.

(2)

The value of share-based awards that vested during the fiscal year includes dividend equivalents earned on these awards during the period. Share-based awards are valued using a 20-day volume-weighted average of a BMO common share on the TSX calculated as at December 1, 2019 for RSU awards and a 10-day average of a BMO common share on the TSX calculated as at December 1, 2019 for DSU awards. At vesting, the PSU awards received by Mr. White, Mr. Flynn, Mr. Fowler and Mr. Casper were paid out at 100%, reflecting the bank’s three-year adjusted return on equity of 13.9%, compared to a target level of 13%.

(3)

The non-equity incentive plan compensation value earned during the year represents the annual cash incentive awards for 2019 and includes the full amount of the annual cash bonus even if a portion was voluntarily deferred into DSUs. Mr. Casper’s amount has been converted to Canadian dollars using an average exchange rate of US$1.00 = C$1.3290 in 2019.

Retirement benefits

Defined benefit pension plan table

Four of the NEOs participate in a defined benefit pension plan sponsored by the bank. Mr. Barclay participates in the Nesbitt Burns Employee Retirement Plan which is a defined contribution plan. The table below shows the pension benefits under the defined benefit pension plans, including the annual pension payable to the NEOs for three pension-eligibility time frames – year-end, estimated at normal retirement and estimated at age 65 – and accrued obligations determined on a defined benefit basis.

Name	Number of years credited service	Annual benefits payable ($)(1)(2)			Accrued obligation at start of year ($) (5)	Compensatory change ($) (6)	Non- compensatory change ($) (6)	Accrued obligation at year-end ($) (5)
		At year- end (3)	At normal retirement (4)	At age 65
Darryl White	3.00	254,861	1,250,000	1,250,000	1,414,728	1,386,790	875,686	3,677,204
Thomas E. Flynn	26.92	261,351	256,293	358,185	3,175,614	127,314	755,369	4,058,297
Cameron Fowler	10.78	65,511	163,678	163,678	494,044	51,291	192,448	737,783
David R. Casper	38.58	547,782	619,299	619,299	7,301,944	0	1,600,752	8,902,696

(1)	Annual benefits payable include all pension entitlements from the bank.
(2)	All annual benefits shown for Mr. Flynn, Mr. Fowler and Mr. Casper reflect earnings as of October 31, 2019.
(3)	Annual benefits payable reflect the pension benefit earned as at year-end and do not reflect the reductions of benefits applied in the event of early retirement.
(4)

A portion of Mr. Flynn’s pension is unreduced at age 60, while the remainder of his pension is unreduced at a normal retirement age of 65. The amount shown for Mr. Flynn is the amount payable at age 60.

(5)

Accrued obligation is the present value of the accrued benefit, calculated using the same actuarial assumptions and methods used to calculate the pension liabilities set out in Note 21 in the consolidated financial statements. The assumptions reflect a best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other corporations. Also, if an NEO is entitled to a lump sum payment on retirement, the lump sum payment may be significantly different compared to the accrued obligation due to differences between the lump sum assumptions (which depend on economic conditions at the time of retirement) and the assumptions used to prepare the consolidated financial statements.

(6)

Compensatory change consists mainly of the service cost (the present value of the additional benefit earned during the year by virtue of accruing service) and differences between actual compensation and compensation estimated for actuarial purposes. Non-compensatory change includes interest on the obligation and changes in assumptions, changes in exchange rates, non-compensatory plan experience (such as retirement behaviour other than as expected) and employee contributions.

101	Bank of Montreal Management Proxy Circular

Defined contribution pension plan table

The table below describes the defined contribution pension from the BMO Nesbitt Burns Employee Retirement Plan for Mr. Barclay and the company contributions to the Employees’ 401(k) Savings Plan and Non-Qualified Savings Plan of Bank of Montreal/Harris for Mr. Casper.

Name	Defined Contribution Pension Accumulated Value at start of year ($)		Compensatory ($) (1)		Defined Contribution Pension Accumulated Value at year-end ($)
Dan Barclay	99,897		5,500		120,061
David R. Casper	3,258,814	(2)	50,262	(2)	3,672,404	(2)

(1)

The compensatory amount includes only the bank’s contributions to the BMO Nesbitt Burns Employee Retirement Plan on behalf of Mr. Barclay and to the Employees’ 401(k) Savings Plan and Non-Qualified Savings Plan of Bank of Montreal/Harris on behalf of Mr. Casper. The plans provide “above market investment earnings” and the amounts for Mr. Casper were converted to Canadian dollars at the exchange rate noted in the notes to the summary compensation table. The BMO Nesbitt Burns Employee Retirement Plan requires a participant to contribute 2% of their earnings to an annual maximum of $2,000 and the bank contributes 3% of their earnings to an annual maximum of $3,500. The bank matches 100% of additional voluntary contributions equal to 2% of the participant’s earnings to a maximum of $2,000 per year. The Employees’ 401(k) Savings Plan of Bank of Montreal/Harris provides a 2% contribution of the participant’s earnings to a maximum of $280,000 in earnings in 2019 and the bank matches 100% of additional contributions equal to 5% of their earnings (maximum of $280,000 in 2019). The Non-Qualified Savings Plan provides a core contribution of 2% of earnings above the 401(k) limit of $280,000 to a maximum of $500,000 and a match of 100% of additional contributions for salary in excess of the limit up to $500,000 or $220,000 in 2019.

(2)

Mr. Casper’s accumulated values have been converted in Canadian dollars using the spot rate of US$1.00 = C$1.3169 at October 31, 2018 and US$1.00 = C$1.3165 at October 31, 2019. The Compensatory value has been converted in Canadian dollars using the average exchange rate of US$1.00 = C$1.3290 at fiscal 2019 year-end.

Termination and change of control benefits

The table below explains how the components of the executive compensation program for the NEOs are treated under five termination scenarios and where applicable the incremental payment. (1)

Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change of control
Base pay (salary)	Ceases immediately	Ceases immediately	Severance paid as a lump sum or salary continuation	Ceases upon voluntary retirement	No incremental payment
Short-term incentive plan (Bonus)	Forfeited	Forfeited	As negotiated	Pro-rated for the year	No incremental payment
Bank mid-term incentive plan (RSUs and PSUs)	Forfeited	Forfeited	Normal vesting and payout dates apply Units are forfeited if non-solicit or non-compete provisions are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply Units are forfeited if non-solicit or non-compete provisions are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply
Long-term incentive plan (stock options)	All options are cancelled	All options are cancelled

All vested options expire the earlier of normal expiry or 90 days after termination. If non-solicit or non-compete provisions are breached, all options are cancelled. However, if employee is at retirement age, the retirement provisions apply instead

				Normal expiry for all options for retirement on or after January 1, 2020. For retirements prior to that, all options expire at the earlier of five years from retirement or normal expiry. If non-solicit or non-compete provisions are breached, all options are cancelled	Upon termination other than for cause within 24 months after change of control, all options become fully vested and will expire within 90 days

Bank of Montreal Management Proxy Circular	102

Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change of control
Deferred share units (DSUs)	Units are redeemed if vested, otherwise forfeited	Units are redeemed if vested, otherwise forfeited (2)	Units are redeemed if vested, otherwise forfeited	Units are redeemed	Units remain outstanding
The BMO Canada Pension Plan Executive Supplementary Pension Plan	No incremental payment	No incremental payment

No incremental payment from the BMO Canada Pension Plan

For Supplementary Plan, prior to age 55, bonus-related pension provision (1.25% of best average earnings less the average pensionable salary, multiplied by Canadian credited service) is payable

				No incremental payment	No incremental payment
BMO Nesbitt Burns Employee Retirement Plan Employees’ Retirement Plan of Bank of Montreal/Harris Employees’ 401(k) Savings Plan of Bank of Montreal/Harris	No incremental payment	No incremental payment	No incremental payment	No incremental payment	No incremental payment
Benefits	None	None	None	None	None
Perquisites	Cease	Cease	Subject to negotiation	Cease	No incremental payment

(1)	Mr. White and Mr. Barclay have employment agreements that specify their termination and change of control benefits:
•

For Mr. White, there is no incremental payment on resignation, termination with cause or retirement. His payment on termination without cause equals two years of credited service plus a severance payment of two times target total cash. He receives a payment on change of control if he is terminated without cause within 24 months of the change of control. The payment is the same as he receives on termination without cause. Termination without cause includes voluntary termination within 24 months of a change in control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom they report, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location.

•

For Mr. Barclay, there is no incremental payment on resignation, termination with cause, change of control or retirement. His payment on termination without cause is 18 months of the average total compensation received during the three fiscal years preceding termination.

(2)	All DSUs granted on or after December 2013 that are vested are subject to forfeiture on termination with cause.

103	Bank of Montreal Management Proxy Circular

The table below shows the estimated incremental payments to each NEO at, following, or in connection with each of the termination scenarios below as at October 31, 2019 (1). The table below includes severance amounts for those NEOs whose severance payments are governed by written employment agreements, but does not include amounts to which an NEO may be entitled under common law or civil law.

Name	Type of payment	Resignation ($)	Termination with cause ($)	Termination without cause ($)		Retirement (early or normal) ($)	Change of control ($) (3)
Darryl White	Total cash severance	0	0	7,000,000		0	7,000,000
	Stock options	0	0	0		0	1,095,782
	Pension	0	0	250,000		0	250,000
	Total	0	0	7,250,000		0	8,345,782
Thomas E. Flynn	Total cash severance	0	0	–	(2)	0	–	(2)
	Stock options	0	0	0		0	439,088
	Pension	0	0	0		0	0
	Total	0	0	0		0	439,088
Dan Barclay	Total cash severance	0	0	6,112,500		0	6,112,500
	Stock options	0	0	0		0	335,326
	Pension	0	0	0		0	0
	Total	0	0	6,112,500		0	6,447,826
Cameron Fowler	Total cash severance	0	0	–	(2)	0	–	(2)
	Stock options	0	0	0		0	493,091
	Pension	0	0	20,214		0	–	(2)
	Total	0	0	20,214		0	493,091
David R. Casper	Total cash severance	0	0	–	(2)	0	–	(2)
	Stock options	0	0	0		0	415,302
	Pension	0	0	0		0	0
	Total	0	0	0		0	415,302

(1)

The estimated incremental benefit calculations assume the NEO ceased to be an employee on October 31, 2019. Values are based on the closing price of a BMO common share on the TSX on October 31, 2019 ($97.50). Incremental payments in U.S. dollars have been converted at US$1.00 = C$1.3165.

•

Severance payments for Mr. White and Mr. Barclay are governed by employment agreements. Mr. White’s termination without cause includes voluntary termination by the executive within 24 months of a change of control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom they report, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location.

•

Stock option values shown are the in-the-money amount of options vesting earlier than normal. Accelerated vesting of all stock options would occur if the NEO’s employment terminates, other than for cause, within 24 months of the change of control and all options expire within 90 days thereafter. Options do not vest automatically on a change of control without termination of employment.

•

Pension payments for Mr. White are governed by his employment agreement. Payments for Mr. Flynn and Mr. Fowler are governed by the BMO Canada Pension Plan and the Executive Supplementary Pension Plan, Mr. Barclay by the BMO Nesbitt Burns Employee Retirement Plan and Mr. Casper by the Employees’ Retirement Plan of the Bank of Montreal/Harris.

(2)

Severance payments upon a termination without cause would be governed by the applicable law in the jurisdiction that applies to the NEO, whether or not following a change of control. Any statutory benefits have not been included in the table.

(3)

For the definition of a change of control for the stock option plan, refer to page 82. For the purposes of the enhanced pension benefit for Mr. White, a change of control is a merger, amalgamation, consolidation of operations or purchase of the bank. The enhanced pension benefit requires a change of control and termination without cause in order for severance payments to be made.

Additional information about the long-term incentive plans

Stock option plans

The bank’s Stock Option Plan and the Marshall & Ilsley (M&I) stock option plans BMO assumed when it acquired M&I are the only compensation plans that the bank issues equity securities under.

Stock Option Plan – Shareholders approved this plan in 1995, and approved an amendment to increase the number of shares that may be issued under the plan at the Annual Meeting of Shareholders on March 3, 2009.

In 2019, the Board amended the Stock Option Plan to (i) specify circumstances where the restrictive covenants contained in the plan will continue to apply following a termination of employment and (ii) to remove provisions for early expiry of options in the event of termination of employment due to retirement, disability or death. In 2020, the Board amended the plan to require shareholder approval for amendments that reduce or delete the range of amendments subject to shareholder approval, preclude vesting within the first year following grant and confirm that stock appreciation rights are subject to the same restrictions on amendments as options. None of these changes required shareholder approval under the terms of the amendment provisions of the plan.

Bank of Montreal Management Proxy Circular	104

Dilution impact of long-term incentive plan

At any time, there are a number of options available to be issued, plus options outstanding that have not yet been exercised. These are known as overhang. To reduce the future dilutive effects stock options have on share value, the Committee has established a guideline limiting overhang to 7.5% or less of the total number of issued and outstanding shares. The bank also monitors the outstanding number of options (dilution) and the number of options issued each year (burn rate).

The table below shows these key measures, and the management of stock option awards to minimize the dilutive effect on shareholders.

	Measure (shown as a % of issued and outstanding shares as of October 31, 2019) (1)
	2019	2018	2017
Overhang the total number of options available to be issued, plus all options outstanding that have not yet been exercised, expressed as a percentage of 639,232,276, the total number of issued and outstanding shares at the end of the fiscal year	1.34%	1.49%	1.75%
Dilution the number of options issued but not exercised, expressed as a percentage of the total number of issued and outstanding shares at the end of the fiscal year	0.96%	0.95%	1.16%
Burn rate the number of stock options granted in the applicable fiscal year, expressed as a percentage of the weighted-average number of outstanding shares for the applicable fiscal year	0.15%	0.11%	0.11%

(1)	Includes options granted under the bank’s Stock Option Plan as well as those assumed under the M&I stock options plans.

Securities authorized for issuance under the equity compensation plans

The following table shows (at October 31, 2019):

•	shares to be issued when outstanding options under the various stock option plans are exercised;
•	remaining number of shares available for issue under the Stock Option Plan (there are no further shares available for issue under the M&I stock option plans).

Shareholders have approved all equity compensation plans that involve issuing shares.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted- average exercise price of outstanding options, warrants and rights (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (1))
Equity compensation plans approved by the security holders	6,108,307	$76.59	2,487,645
Equity compensation plans not approved by the security holders	nil	nil	nil
Total	6,108,307	$76.59	2,487,645

(1)	Includes outstanding M&I stock options that were converted into 18,835 options to purchase shares when the M&I acquisition closed, in accordance with the purchase agreement.
(2)

Includes the weighted-average exercise price for the converted M&I stock options of $57.80. The weighted-average exercise price for the M&I options has been converted into Canadian dollars at an October 31, 2019 spot rate: US$1.00 = C$1.3165.

105	Bank of Montreal Management Proxy Circular

Bank’s stock option plan – Issuance limits

Eligibility	Options granted to employees and employees on a temporary leave of absence of the bank and its affiliates at the Committee’s discretion
Maximum number of shares issuable

72,200,000 shares (representing 11.29% of issued and outstanding shares as at October 31, 2019). An additional 18,835 options are outstanding pursuant to the conversion of M&I stock options assumed when the M&I acquisition closed.

If shareholders approve the amendment to the Stock Option Plan at the Annual Meeting of Shareholders, the maximum limit under the Stock Option Plan will be 84,200,000 shares (representing 13.7% of issued and outstanding shares at October 31, 2019).

Currently issued (dilution)	6,108,307 shares issuable upon exercise of outstanding options (representing 0.96% of the bank’s issued and outstanding shares as at October 31, 2019)
Available for issue	2,487,644 shares remaining available for issuance (representing 0.39% of the bank’s issued and outstanding shares as at October 31, 2019)
Other limits

The number of shares issuable to insiders, at any time, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding shares.

The number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding shares.

The maximum number of shares reserved for issuance under options to any one participant cannot exceed 5% of the shares then issued and outstanding. Unless the Board otherwise consents, the number of options that may be granted under the plan in any one fiscal year shall not exceed 2% of the issued and outstanding shares.

Committee guideline (overhang)

The Committee adopted a guideline that the total number of options available for issue, plus all options outstanding that have not yet been exercised, should be 7.5% or less of the total number of the bank’s issued and outstanding shares.

Bank’s stock option plan – Conditions

Maximum term	Expires 10 years from date of grant. If the expiry falls during a bank trading blackout period, the term is extended to the fifth business day after the blackout period is lifted. Any option holder who is a U.S. taxpayer is excluded from this provision.
Exercise price	Equal to the closing price of the shares on the TSX on the trading day immediately preceding the date of grant
Vesting and exercise of options	Stock options must vest before they can be exercised. Stock options granted on or after December 2013 vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Options granted prior to December 2013 vest in equal tranches over a four-year period starting from their grant date. Options cannot vest prior to the first anniversary of the grant date.
Beginning in 2013, the Committee may outline different vesting terms in the participant’s award acknowledgement.
The Committee has full discretion to determine the number of options to be granted in the form of standard options and those with growth in share price conditions.
Expiry of options	Beginning January 1, 2020, the 10th anniversary of date of grant. For retirements, deaths or disabilities occurring prior to January 1, 2020, expiry is the earlier of:
(i) the fifth anniversary of a participant’s retirement date;
(ii) the fifth anniversary (third anniversary for options granted before November 2014) of the date of termination of full-time employment due to disability or death;
(iii) the 10-year anniversary of date of grant.
Options are forfeited if a participant resigns or is terminated for cause. For termination without cause, the participant may exercise outstanding exercisable options within 90 days of termination. All remaining options are then forfeited.
Transfer/ assignment	Only by will or under succession laws
Forfeiture on detrimental act committed while employed	All or a portion of an executive’s vested and non-vested options may be forfeited if it is discovered that while employed a former executive committed an act detrimental to the bank.
Forfeiture on competition	Options may be forfeited where a retired participant or participant on permanent disability competes with the bank or solicits the bank’s employees or customers, or when a participant who was terminated without cause solicits the bank’s employees or customers.

Bank of Montreal Management Proxy Circular	106

Stock appreciation rights	The plan permits the granting of stock appreciate rights (SARs) in lieu of or in tandem with option grants on substantially the same terms as options except that the market price on exercise shall be the weighted average trading price of the shares for the five trading days prior to exercise. On exercise, SARs entitle the holder to receive a cash payment equal to any increase in the market price of a share from the date of grant to the exercise date. No SARs are outstanding.
Change of control	If an executive is terminated (other than for cause) within 24 months of a change of control, the executive’s options vest immediately and the executive has 90 days to exercise.
Plan changes

The Committee or Board of Directors may amend, modify or terminate the plan at any time as long as any changes do not decrease entitlements that have accrued prior to the date of change.

Shareholders must approve the following changes:

	(i)	increasing the number of shares reserved for issue under the plan;
(ii)

reducing the exercise price of an award (the cancellation or termination of an award of a plan participant prior to its expiry date for the purpose of re-issuing awards to the same plan participant shall be treated as an amendment to reduce the exercise price of an award);

	(iii)	extending the term of an award beyond the expiry date (except where an expiry date would have fallen within a blackout period of the bank);
	(iv)	extending eligibility to participate in the plan to non-employee directors;
	(v)	allowing options or stock appreciation rights to be transferred other than for normal estate settlement purposes;
	(vi)	extending the expiry date of an option beyond 10 years from its grant date (except where an expiry date would have fallen within a blackout period of the bank);
	(vii)	allowing awards, other than options and stock appreciation rights, to be made under the plan;
	(viii)	deletion or reduction to the range of amendments which require shareholder approval under the plan.
Amendments which may be made without shareholder approval include: amendments of a “housekeeping” nature, the addition of covenants of the bank to protect participants, adjustments to outstanding options in the event of certain corporate transactions, specifying practices for applicable withholding taxes, a change to the vesting provisions of an option and a change to the termination provisions of an option which does not involve extending the term of the option beyond its original expiry date.
Exercise process	(i)	Executives open a BMO brokerage account.
(ii)

When the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin.

(iii)

When the executive has elected to sell all or some of the shares issued after exercising the options, the brokerage firm retains a portion of the sale proceeds to cover the strike price, applicable commissions and taxes and debit interest.

	(iv)	When any executive has elected to hold the shares issued after exercising the options, he or she must pay the strike price, applicable commissions and taxes and debit interest.
An executive may also elect to surrender their in-the-money options a day prior to expiry in exchange for shares equivalent in value to the in-the-money amount.
Clawback

Up to 100% of the benefit associated with an executive’s unexercised options may be clawed back, if through the executive’s misconduct or gross negligence in managing risk, BMO or BMO Financial Corp. suffers a consequential financial or reputational loss or is required to restate its financials.

Up to 100% of the benefit received from exercising the stock options in the past 36 months may be clawed back if there is a financial restatement or misconduct, as per bank policy.

107	Bank of Montreal Management Proxy Circular

BMO Capital Markets variable compensation plan – Key features

Eligibility	BMO Capital Markets employees (excluding the BMO Capital Markets CEO)
Form of award	Cash or restricted share units (RSUs)
Pool funding

A global pool is established based on a fully expensed model driven on Net Income Before Bonus and Taxes.

The pool incorporates a BMO Capital Markets ROE measure and total bank performance.

The pool is fully adjusted for actual loan losses, and may also be adjusted to reflect other considerations such as risk.

Form of award (1)

Individual awards are apportioned between cash and RSUs, based on the nature of the role and compensation level.

The cash portion can be voluntarily deferred into DSUs.

All material risk-taking employees in BMO Capital Markets receive at least 40% of their incentive award in RSUs. See pages 109 to 111 for more information on material risk-taking employees.

RSU terms

•  Value of the RSUs is based on the share price.

•  Vest and payout either, a) in instalments over a period of three years or, b) at the end of three years.

•  Earn dividend equivalents as additional RSUs.

•  Non-vested units are forfeited on resignation.

•  Continue to vest upon retirement or termination without cause, subject to a non-compete provision and/or non-solicit provision.

•  Non-vested RSUs are forfeited if participant committed an act while employed with the bank that would have led to termination for cause.

Clawback

Cash, RSUs and DSUs paid out in the past 36 months may be clawed back if there is a financial restatement or significant financial or reputational harm to the bank by employee misconduct or negligence in managing risk, as per bank policy.

Payouts of RSU equity awards may be reduced or eliminated based on information that would have negatively impacted the size of an award when it was granted.

(1)	For BMO Capital Markets employees whose awards are governed by the Capital Requirements Directive (CRD) IV, the structure of awards aligns with those prescribed by legislation.

Bank of Montreal Management Proxy Circular	108

ADDITIONAL DISCLOSURE

This section of the management proxy circular includes information about compensation plans and employees with the ability to expose the bank to material amounts of risk (material plans and material risk-taking employees) and is consistent with the Basel Committee Pillar 3 Disclosure Requirements and FSB’s Principles and Standards for Sound Compensation Practices.

The Committee is accountable for establishing and approving compensation policies and philosophies for BMO Financial Group’s material plans and employees. Its overall approach is consistent with the approach it applies to executive compensation, with appropriate modifications to comply with requirements in local jurisdictions:

•	Tie variable pay awards and payouts to the bank’s objectives, business performance targets, shareholder returns, and risk profiles.
•	Consider individual performance and adherence to BMO’s Code of Conduct when determining variable pay.
•	Require material risk-taking employees to defer a portion of their variable pay.

(See the Compensation Discussion and Analysis starting on page 59 for information about executive compensation and the Committee’s role.)

Material plans

The Committee annually approves the criteria for identifying material plans and the resulting list of material plans, after receiving input from the bank’s Risk, Audit, Finance, Human Resources and Compliance groups.

Three elements are considered when determining whether a compensation plan is deemed material:

•	whether the compensation plan includes material risk-taking employees; or
•	the total annual compensation spend of the plan; or
•	based on the judgment of the Enterprise Compensation Oversight Committee.

The Committee also approves:

•	The list of material plans.
•	Annual funding for the variable pay pools, after review by the management oversight committees and CEO.
•	Changes to material plans, after review by the management oversight committees and CEO (see page 66 for more details on the management oversight committees).

Material risk-taking employees

The Committee has approved the following criteria for identifying material risk-taking employees:

•	All Senior Vice-Presidents and above in the bank.
•	Roles in BMO Capital Markets, Corporate Treasury and BMO Insurance that could have a material impact on the bank’s risk.

The following standards apply to the compensation of material risk-taking employees:

•	Non-financial metrics (such as risk limits exceeded, misconduct, unsatisfactory audit reports) are consolidated in performance assessments and compensation decisions.
•	Variable pay reflects pay for performance and appropriate risk measures.
•	Deferred compensation for this group is 40% to 60% of their total variable pay.

Compensation tables for material risk-taking employees

Cash compensation paid has been converted into Canadian dollars at an average rate of exchange of US$1.00 = C$1.3290, £1 = C$1.6916, 1 HKD = C$0.1696 and 1 Euro = C$1.4914 in fiscal 2019 and US$1.00 = C$1.2878, £1 = C$1.7282, 1 HKD = C$0.1644 and 1 Euro = C$1.5283 in fiscal 2018.

Equity awards granted have been converted into Canadian dollars using the November month-end spot rate of US$1.00 = C$1.3275, £1 = C$1.7169, 1 HKD = C$0.1696 and 1 Euro = C$1.4625 in fiscal 2019 and US$1.00 = C$1.3289, £1 = C$1.6932, 1 HKD = C$0.1698 and 1 Euro = C$1.5029 in fiscal 2018.

109	Bank of Montreal Management Proxy Circular

Total direct compensation awarded in fiscal 2019 and 2018

	2019		2018
Category (1)	Senior Executives	Other material risk takers	Senior Executives	Other material risk takers
Number of employees (#)	13	148	11	138
Total fixed pay (non-deferred) ($)	7,747,400	52,922,815	6,649,870	46,386,216
Total variable pay
Cash (non-deferred) ($)	11,401,710	69,822,915	9,969,395	75,282,433
Cash (deferred) ($)	230,000	1,956,517	1,632,500	2,229,384
Share-based (deferred) ($)	35,043,025	104,218,740	28,984,935	92,672,828
Option-based (deferred) ($)	6,532,175	8,323,717	5,431,473	7,960,091
Total variable pay ($) (2)	53,206,910	184,321,889	46,018,303	178,144,736
Total direct compensation ($)	60,954,310	237,244,704	52,668,173	224,530,952

(1)	Employees who have left the bank during the year are included in these categories. Senior Executives are the bank’s most senior executives.
(2)	Total variable pay represents the total of cash (excluding fixed compensation), share-based and option-based.

Deferred compensation outstanding and paid out in fiscal 2019 and 2018

	2019		2018
Category	Senior Executives	Other material risk takers	Senior Executives	Other material risk takers
Cash
Vested	—	1,548,255	—	1,486,874
Unvested	—	1,052,859	—	—
Share-based (1)(2)
Vested	28,104,046	46,445,547	35,287,842	56,136,919
Unvested	95,141,549	276,413,216	84,152,017	297,136,632
Option-based (1)(3)
Vested	24,554,734	27,630,488	21,363,622	71,627,135
Unvested	5,788,264	7,013,477	6,510,778	12,404,621
Paid in the fiscal year	34,731,356	125,463,570	42,595,948	167,806,755

(1)	Based on the closing price of a BMO common share on the TSX on October 31, 2019 ($97.50) and October 31, 2018 ($98.43).
(2)	The value of vested and unvested share-based awards equals the number of outstanding units on October 31 multiplied by the closing share price.
(3)

The value of vested and unvested in-the-money options is equal to the difference between the grant price of the options and the closing share price on October 31. Vested options include options that have vested and cannot be exercised because they have not met the price condition hurdles.

Outstanding share-based and option-based awards are subject to implicit adjustments (share price fluctuation) and explicit adjustments (i.e., risk adjustments, clawback or forfeiture). In 2019 and 2018, no reductions were taken due to explicit adjustments and there were no implicit reductions.

Other compensation paid

In 2019, severance payments of $32.3 million were agreed to for thirteen material risk takers, and $23.0 million was paid out to twenty-four material risk takers. In 2018, severance payments of $31.2 million were agreed to for thirteen material risk takers, and $15.2 million was paid out to twenty material risk takers. These amounts do not include cash bonuses paid in each year. The severance payments awarded were aligned with common law practice. No Senior Executives received or were awarded severance in fiscal 2019 or 2018.

In 2019, the bank paid $20.3 million in sign-on payments to four material risk takers and $8.1 million in guaranteed bonuses to one material risk taker. In 2018, the bank paid $2.4 million in sign-on payments to two material risk takers and $0.9 million in guaranteed bonuses to one material risk taker.

Information about the highest severance awarded for 2019 and 2018 has been disclosed to OSFI on a confidential basis.

Bank of Montreal Management Proxy Circular	110

Directors’ Approval

Our Board of Directors approved the contents of this Management Proxy Circular for distribution to Shareholders.

BARBARA M. MUIR

SVP, Chief Legal Officer – Corporate & Corporate Secretary

February 25, 2020

111	Bank of Montreal Management Proxy Circular

Making tomorrow better

We’re more than just a bank. We’re a company that sees sustainability as core to our long-term vision and something that generates shared value for all of our stakeholders. We know that living our brand is part of being a good corporate citizen and we take our environmental, social and governance (ESG) responsibilities seriously.

To communicate with stakeholders about our sustainability goals and performance, each year BMO releases a Sustainability Report and Public Accountability Statement. In 2019 our Sustainability Report and Public Accountability Statement was released to coincide with the publication of our Annual Report. This timing highlights our understanding of how important sustainability is becoming to our stakeholders, including shareholders. Some highlights of the BMO Sustainability Report include:

•

We demonstrate how BMO’s sustainability program supports delivery and amplification of our Purpose, including by creating long-term financial, social and environmental value, and by advancing progress on the Sustainable Development Goals.

•

We are committed to pursuing sustainability opportunities alongside our customers and have advanced our sustainable finance strategy, including by establishing a Sustainable Bond Program and issuing our inaugural sustainability bond. In 2019, we also participated in US$9.4 billion in sustainable bond underwriting, in addition to our financing to renewable energy companies and our responsible investment portfolio.

•

We published our Climate Report as a special supplement to our Sustainability Report that improves our disclosure on climate-related risks and opportunities in line with the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD).

•

We added a new disclosure table in line with the Sustainability Accounting Standards Board (SASB) standards to provide analysts and investors with helpful information for their investment decision-making. We also continue to employ the GRI Standards approach to sustainability disclosure.

By disclosing in the Sustainability Report how we’ve done and where we want to go, we’re promoting transparency and accountability while also engaging on sustainability issues that are shaping our communities and the economy in which we operate.

The Sustainability Report is available at: https://corporate-responsibility.bmo.com/reports/

For any questions or feedback please contact sustainability@bmo.com.

About the Production of our Management Proxy Circular

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Information on our environmental policies, programs and performance is available at

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